SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Registration with CVM SHOULD not BE CONSTRUED AS AN appreciation on the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE 01771-0	2 - COMPANY NAME VIVO PARTICIPAÇÕES S.A.	3 – Brazilian IRS Registry of Legal Entities (CNPJ) 02.558.074/0001-73
4 - Registration Number (NIRE) 35300158792

01.02 - HEAD OFFICE

1 - ADDRESS Av. Roque Petroni Júnior, 1464			2 - DISTRICT Morumbi
3 - ZIP CODE 04707-000	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE NUMBER 7420-1172	8 - TELEPHONE NUMBER -	9 - TELEPHONE NUMBER -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 7420-2247	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Cristiane Barretto Sales
2 - ADDRESS Av. Roque Petroni Junior, 1464			3 - DISTRICT Morumbi
4 - ZIP CODE 04707-000	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE NUMBER 7420-1369	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 7420-2982	14 - FAX 7420-6752	15 - FAX -
16 - E-MAIL cristiane.barreto@vivo.com.br

01.04 - General INFORMATION / INDEPENDENT ACCOUNTANT

YEAR	START DATE OF FISCAL YEAR	END DATE OF FISCAL YEAR
1 – Current Year	01/01/2009	12/31/2009
2- Prior Year	01/01/2008	12/31/2008
3- Same Prior Year	01/01/2007	12/31/2007

4 - AUDITOR Ernst & Young Auditores Independentes S/S		5 - CVM CODE 00471-5
6 - NAME OF RESPONSIBLE PARTNER Luiz Carlos Passetti		7 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER 001.625.898-32

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (IN THOUSANDS)	1 12/31/2009	2 12/31/2008	3 12/31/2007
SUBSCRIBED CAPITAL
1 - COMMON	137,269	134,150	524,932
2 - PREFERRED	263,445	234,369	917,186
3 - TOTAL	400,714	368,519	1,442,118
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	1,123	1,123	4,495
6 - TOTAL	1,123	1,123	4,495

01.06 -  CHARACTERISTICS  OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 – SITUATION Operating
3 – SHARE CONTROL NATURE Private holding
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION Total

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – Brazilian IRS Registry of Legal Entities (CNPJ)	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE

01.09 - INVESTOR RELATIONS OFFICER

1 – DATE 02/09/2010	2 - SIGNATURE

A free translation from Portuguese into English of quarterly information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and specific norms issued by IBRACON, CFC and CVM

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – QUARTERLY INFORMATION                 Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY                              As of 12/31/2009

1 – CVM CODE	2 - COMPANY NAME	3 – Brazilian IRS Registry of Legal Entities (CNPJ)
01771-0	VIVO PARTICIPAÇÕES S.A.	02.558.074/0001-73

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2009	4 - 12/31/2008	5 -12/31/2007
1	TOTAL ASSETS	13,436,538	10,945,503	10,079,813
1.01	CURRENT ASSETS	1,510,491	432,892	1,668,690
1.01.01	CASH AND CASH EQUIVALENTS	257,111	10,706	13,793
1.01.01.01	CASH AND CASH EQUIVALENTS	257,111	10,706	13,793
1.01.02	CREDITS	-	-	-
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	-	-	-
1.01.02.02	OTHER RECEIVABLES	-	-	-
1.01.03	INVENTORIES	-	-	-
1.01.04	OTHER	1,253,380	422,186	1,654,897
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	89,551	22,732	4,715
1.01.04.02	PREPAID EXPENSES	998	1,202	598
1.01.04.03	INTEREST ON SHAREHOLDERS AND DIVIDENDS	1,161,444	397,412	1,646,411
1.01.04.04	OTHER ASSETS	1,387	840	3,173
1.02	NONCURRENT ASSETS	11,926,07	10,512,611	8,411,123
1.02.01	LONG-TERM RECEIVABLES	1,092,673	585,444	547,355
1.02.01.01	OTHER RECEIVABLES	-	-	-
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	-	1,863	1,863
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	-	1,863	1,863
1.02.01.03	OTHER	1,092,673	583,581	545,492
1.02.01.03.01	PREPAID EXPENSES	1,570	1,630	1,931
1.02.01.03.02	DEFERRED AND RECOVERABLE TAXES	1,076,760	576,372	543,032
1.02.01.03.03	OTHER ASSETS	6,135	5,579	529
1.02.01.03.04	DERIVATIVE CONTRACTS	8,208	-	-
1.02.02	PERMANENT ASSETS	10,833,374	9,927,167	7,863,768
1.02.02.01	INVESTMENTS	8,148,945	8,502,885	7,196,384
1.02.02.01.01	ASSOCIATED COMPANIES	-	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	8,148,841	8,502,781	7,196,278
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	-	-	-
1.02.02.01.05	OTHER INVESTMENTS	104	104	106
1.02.02.02	PROPERTY AND EQUIPMENT	2	4	15
1.02.02.03	INTANGIBLE ASSETS	2,684,427	1,424,278	667,369
1.02.02.04	DEFERRED CHARGES	-	-	-

02.02 - BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 12/31/2009	4 - 12/31/2008	5 -12/31/2007
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,436,538	10,945,503	10,079,813
2.01	CURRENT LIABILITIES	1,431,217	1,677,489	783,028
2.01.01	LOANS AND FINANCING	-	-	97,733
2.01.02	DEBENTURES	266,256	1,112,876	539,912
2.01.02.01	DEBENTURES	266,256	21,502	539,912
2.01.02.02	PROMISSORY NOTES	-	1,091,374	-
2.01.03	SUPPLIERS	2,345	4,463	3,480
2.01.04	TAXES PAYABLE	36,609	46,028	24,336
2.01.05	DIVIDENDS PAYABLE	931,212	407,473	7,862
2.01.06	PROVISIONS	1,149	1,237	1,068
2.01.06.01	PROVISION FOR CONTINGENCIES	1,149	1,237	1,068
2.01.07	PAYABLES TO RELATED PARTIES	327	372	168
2.01.08	OTHER	193,319	105,400	108,469
2.01.08.01	PAYROLL AND SOCIAL CHARGES	393	555	1,805
2.01.08.02	DERIVATIVE CONTRACTS	2,302	1,213	17,008
2.01.08.03	OTHER LIABILITIES	190,624	103,272	89,656
2.02	NONCURRENT LIABILITIES	1,814,497	1,000,487	1,000,446
2.02.01	LONG-TERM LIABILITIES	1,814,497	1,000,487	1,000,446
2.02.01.01	LOANS AND FINANCING	-	-	-
2.02.01.02	DEBENTURES	1,803,609	1,000,000	1,000,000
2.02.01.03	PROVISIONS	-	167	98
2.02.01.03.01	PROVISION FOR CONTINGENCIES	-	167	98
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-	-
2.02.01.06	OTHER	10,888	320	348
2.02.01.06.01	TAXES PAYABLE	-	-	28
2.02.01.06.02	DERIVATIVE CONTRACTS	10,552	-	-
2.02.01.06.03	OTHER LIABILITIES	336	320	320
2.03	DEFERRED INCOME	-	-	-
2.05	SHAREHOLDERS’ EQUITY	10,190,824	8,267,527	8,296,339
2.05.01	CAPITAL STOCK	8,780,150	6,710,526	6,347,784
2.05.02	CAPITAL RESERVES	518,678	708,574	1,071,316
2.05.03	REVALUATION RESERVE	-	-	-
2.05.03.01	OWN ASSETS	-	-	-
2.05.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	-	-	-
2.05.04	PROFIT RESERVES	891,996	848,427	878,477
2.05.04.01	LEGAL	164,524	120,955	100,960
2.05.04.02	STATUTORY	-	-	-
2.05.04.03	CONTINGENCIES	11,070	11,070	11,070
2.05.04.04	REALIZABLE PROFIT RESERVES	-	-	-
2.05.04.05	RETENTION OF PROFITS	-	-	-
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-	-
2.05.04.07	OTHER PROFIT RESERVES	716,402	716,402	766,447
2.05.04.07.01	TREASURY STOCK	(11,070)	(11,070)	(11,070)
2.05.04.07.02	RESERVE FOR EXPANSION	727,472	727,472	777,517
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	-	-	(1,238)

03.01 - STATEMENT OF OPERATIONS  (IN THOUSANDS OF REAIS)

1 – CODE	2 – ACCOUNT DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
3.01	GROSS SALES AND/OR SERVICES	-	-	-
3.02	DEDUCTIONS	-	-	-
3.03	NET SALES AND/OR SERVICES	-	-	-
3.04	COST OF SALES AND/OR SERVICES	-	-	-
3.05	GROSS PROFIT	-	-	-
3.06	OPERATING EXPENSES/INCOME	781,405	241,995	(79,421)
3.06.01	SELLING EXPENSES	-	-	-
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(17,974)	(16,057)	(15,761)
3.06.03	FINANCIAL	(317,727)	(371,933)	(194,758)
3.06.03.01	FINANCIAL INCOME	14,506	1,961	24,946
3.06.03.02	FINANCIAL EXPENSES	(332,233)	(373,894)	(219,704)
3.06.03.02.01	APPROPRIATED ON SHAREHOLDERS’ EQUITY	(104,136)	(161,113)	-
3.06.03.02.02	FINANCIAL OPERATIONS EXPENSES	(228,097)	(212,781)	(219,704)
3.06.04	OTHER OPERATING INCOME	3,596	20,761	967
3.06.05	OTHER OPERATING EXPENSES	(108)	(350,860)	(322,796)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	1,113,717	960,084	452,927
3.07	OPERATING RESULT	781,504	241,995	(79,421)
3.08	NONOPERATING INCOME (LOSS)	-	-	-
3.08.01	REVENUES	-	-	-
3.08.02	EXPENSES	-	-	-
3.09	INCOME(LOSS) BEFORE TAXES AND PROFIT SHARING	781,504	241,995	(79,421)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(3,719)	(3,631)	-
3.11	DEFERRED INCOME TAX	(10,527)	424	47
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-
3.12.01	INTEREST	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	104,136	161,113	-
3.15	PROFIT /LOSS FOR THE PERIOD	871,394	399,901	(79,374)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	399,591	367,396	1,437,623
	EARNINGS PER SHARE	2.18071	1.08847	-
	LOSS PER SHARE		-	(0.05521)

04.01 - STATEMENTS OF CASH FLOWS  INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 01/01/2009 to 12/31/2009	4 – 01/01/2008 to12/31/2008	5 -01/01/2007 to12/31/2007
4.01	NET CASH FLOW FROM OPERATING ACTIVITIES	(6,018)	(11,895)	(24,398)
4.01.01	CASH FLOW FROM OPERATING ACTIVITIES	(13,365)	(1,860)	(26,416)
4.01.01.01	NET INCOME (LOSS)	871,394	399,901	(79,374)
4.01.01.02	RESULT OF INTEREST CORPORATE	(1,113,717)	(960,084)	(452,927)
4.01.01.03	DEPRECIATION AND AMORTIZATION	2	348,449	311,729
4.01.01.04	GAINS ON INVESTMENT	(1,935)	-	-
4.01.01.05	RESIDUAL COST OF FIXED ASSETS DISPOSALS	-	-	(18)
4.01.01.06	LOSS IN FORWARD, SWAP AND OPTION CONTRACTS	8,016	3,262	19,632
4.01.01.07	LOSSES (GAINS) ON LOANS, FINANCING AND DEBENTURES	214,536	204,803	173,004
4.01.01.08	PROVISION (RESERVE) FOR CONTINGENCIES	(191)	-	(718)
4.01.01.09	PROVISION (REVERSAL) FOR SUPPLIERS	(1,997)	169	2,256
4.01.01.10	DEFERRED INCOME TAXES	10,527	-	-
4.01.01.11	LOSSES GENERATED FROM PURCHASE OF INVESTMENTS	-	1,640	-
4.01.02	CHANGES IN ASSETS AND LIABILITIES	7,347	(10,035)	2,018
4.01.02.01	DEFERRED AND RECOVERABLE TAXES	30,479	7,594	(32,754)
4.01.02.02	OTHER CURRENT AND NONCURRENT ASSETS	2,388	(3,018)	(1,730)
4.01.02.03	PAYROLL AND RELATED ACCRUALS	(162)	(1,250)	(399)
4.01.02.04	TRADE ACCOUNTS PAYABLE	(208)	814	(546)
4.01.02.05	TAXES PAYABLE	(25,040)	(2,503)	22,937
4.01.02.06	PROVISIONS AND JUDICIAL DEPOSITS OF CONTINGENCIES (PAYMENTS)	(64)	238	1,376
4.01.02.07	OTHER CURRENT AND NONCURRENT LIABILITIES	(46)	(11,910)	13,134
4.01.03	OTHER	-	-	-
4.02	NET CASH FLOW FROM INVESTING ACTIVITIES	810,001	(269,118)	241,658
4.02.01	ADDITONS TO INVESTIMENTS	(2,898)	(2.714,794)	-
4.02.02	RECEIVED OF INTEREST OS SHAREHOLDERS’ EQUITY	866,590	1,737,541	205,105
4.02.03	RECEIVED FOR SUBSCRIPTION TO MINORITY	8,842	8,135	-
4.02.04	RECEIVED BY REDUCNG OF CAPITAL INVESTEE	-	700,000	36,500
4.02.05	RESOURCES FROM THE DISPOSAL OF FIXED ASSETS	-	-	53
4.02.06	PAYMENT ON CAPITAL INCREASE IN SUBSIDIARIES	(300,000)	-	-
4.02.07	EFFECT ON CASH AND CASH EQUIVALENTS ON ACQUISITION OF COMPANY	237,467	-	-
4.03	NET CASH FLOW FROM FINANCING ACTIVITIES	(557,578)	277,926	(205,457)
4.03.01	LOANS, FINANCING AND DEBENTURES FUNDING	1,515,354	1,050,000	5,661
4.03.02	LOANS, FINANCING AND DEBENTURES PAID	(1,772,901)	(779,572)	(188,694)
4.03.03	CASH RECEIVED (PAYMENT) OF FORWARD, SWAP AND OPTION CONTRACTS	(6,966)	(19,057)	(5,661)
4.03.04	INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS PAID	(296,588)	(644)	(16,763)
4.03.05	CASH RECEIVED RELATING TO RESERVE STOCK SPLIT	-	27,199	-
4.03.06	CASH RECEIVED FOR REPLACEMENT SHARES - REVERSE STOCK SPLIT	4,063	-	-
4.03.07	PAYMENT OF THE REVERSE STOCK SPLIT	(540)	-	-
4.05	INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	246,405	(3,087)	11,803
4.05.01	OPENING BALANCE OF CASH AND CASH EQUIVALENTS	10,706	13,793	1,990
4.05.02	CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	257,111	10,706	13,793

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 TO 12/31/2009(IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3- CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVE	6- INCOME RESERVES	7- RETAINED EARNINGS ACCUMULATED EARNINGS	8- ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	6,710,526	708,574	-	848,427	-	-	8,267,527
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	6,710,526	708,574	-	848,427	-	-	8,267,527
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	871,394	-	871,394
5.05	DESTINATIONS	-	-	-	43,569	(878,070)	-	(834,501)
5.05.01	DIVIDENDS	-	-	-	-	(730,365)	-	(730,365)
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	(104,136)	-	(104,136)
5.05.03	OTHER DESTINATIONS	-	-	-	43,569	(43,569)	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	43,569	(43,569)	-	-
5.08	INCREASE/DECREASE CAPITAL	2,069,624	(189,896)	-	-	-	-	1,879,728
5.08.01	CAPITAL INCREASE - WITH RESERVES	189,896	(189,896)	-	-	-	-	-
5.08.02	CAPITAL INCREASE - SHARES MERGER	1,879,728	-	-	-	-	-	1,879,728
5.12	OTHER	-	-	-	-	6,676	-	6,676
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	6,676	-	6,676
5.13	FINAL BALANCE	8,780,150	518,678	-	891,996	-	-	10,190,824

05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008(IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3- CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVE	6- INCOME RESERVES	7- RETAINED EARNINGS ACCUMULATED EARNINGS	8- ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	6,347,784	1,071,316	-	878,477	(1,238)	-	8,296,339
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	6,347,784	1,071,316	-	878,477	(1,238)	-	8,296,339
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	399,901	-	399,901
5.05	DESTINATIONS	-	-	-	(30,050)	(396,748)	-	(426,798)
5.05.01	DIVIDENDS	-	-	-	(50,045)	(215,640)	-	(265,685)
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	(161,113)	-	(161,113)
5.05.03	OTHER DESTINATIONS	-	-	-	19,995	(19,995)	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	19,995	(19,995)	-	-
5.08	INCREASE/DECREASE CAPITAL	362,742	(362,742)	-	-	-	-	-
5.12	OTHER	-	-	-	-	(1,915)	-	(1,915)
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	3,845	-	3,845
5.12.02	ADJUSTMENT OF THE LAW 11,638/07	-	-	-	-	(5,760)	-	(5,760)
5.13	FINAL BALANCE	6,710,526	708,574	-	848,427	-	-	8,267,527

05.03 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007(IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3- CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVE	6- INCOME RESERVES	7- RETAINED EARNINGS ACCUMULATED EARNINGS	8- ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	6,347,784	1,071,316	-	753,998	198,648	-	8,371,746
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	(799)	-	(799)
5.02.01	ADJUSTMENT OF THE LAW 11,638/07	-	-	-	-	(799)	-	(799)
5.03	ADJUSTED BALANCE	6,347,784	1,071,316	-	753,998	197,849	-	8,370,947
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	(79,374)	-	(79,374)
5.05	DESTINATIONS	-	-	-	-	-	-	-
5.05.01	DIVIDENDS	-	-	-	-	-	-	-
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	-	-	-	-
5.06	REALIZATION OF INCOME RESERVE	-	-	-	124,479	(124,479)	-	-
5.06.01	TRANSFER TO RESERVE FOR EXPANSION AND MODERNIZATION	-	-	-	124,479	(124,479)	-	-
5.08	INCREASE/DECREASE CAPITAL	-	-	-	-	-	-	-
5.12	OTHER	-	-	-	-	4,766	-	4,766
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	4,766	-	4,766
5.13	FINAL BALANCE	6,347,784	1,071,316	-	878,477	(1,238)	-	8,296,339

06.01 - STATEMENTS OF VALUE ADDED (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 01/01/2009 to 12/31/2009	4 – 01/01/2008 to12/31/2008	5 -01/01/2007 to12/31/2007
6.01	INCOME	1,740	20,767	1,020
6.01.01	SERVICE AND GOODS SALE	-	-	-
6.01.02	OTHER INCOME	1,740	20,767	1,020
6.02	INPUTS PURCHASED FROM THIRD PARTIES	(12,713)	(15,153)	(24,295)
6.02.01	COST OF GOODS SOLD	-	-	-
6.02.02	MATERIALS, ENERGY, THIRD SERVICES AND OTHER	(14,648)	(15,153)	(24,295)
6.02.03	LOSS / RECOVERY OF ASSETS VALUES	1,935	-	-
6.03	GROSS VALUE ADDED	(10,973)	5,614	(23,275)
6.04	RETANING	(2)	(348,449)	(311,729)
6.04.01	DEPRECIATION AND AMORTIZATION	(2)	(348,449)	(311,729)
6.05	NET VALUE ADDED PRODUCED	(10,975)	(342,835)	(335,004)
6.06	VALUE ADDED RECEIVED AS A TRANSFER	1,166,784	998,398	500,721
6.06.01	RESULT OF EQUITY PICK-UP	1,113,717	960,084	452,927
6.06.02	FINANCIAL INCOME	53,067	38,314	47,794
6.06.03	OTHER	-	-	-
6.07	TOTAL VALUE ADDED TO BE DISTRIBUTED	1,155,809	655,563	165,717
6.08	DISTRIBUTION OF VALUE ADDED	1,155,809	655,563	165,717
6.08.01	PAYROLL AND RELATED ACCRUALS	2,092	2.462	1,822
6.08.01.01	DIRECT REMUNARATION	1,702	2,200	1,654
6.08.01.02	BENEFITS	384	256	162
6.08.01.03	F.G.T.S	6	6	6
6.08.01.04	OTHER	-	-	-
6.08.02	TAXES	54,226	40.419	23,565
6.08.02.01	FEDERAL	54,222	40.415	23,559
6.08.02.02	STATE	-	-	-
6.08.02.03	MUNICIPAL	4	4	6
6.08.03	REMUNERATION OF THIRD CAPITAL	228,097	212,781	219,704
6.08.03.01	INTEREST	228,097	212,781	219,704
6.08.03.02	RENTALS	-	-	-
6.08.03.03	OTHERS	-	-	-
6.08.04	REMUNERATION OF PROPER CAPITAL	871,394	399,901	(79,374)
6.08.04.01	INTEREST ON SHAREHOLDERS’ EQUITY	104,136	161,113	-
6.08.04.02	DIVIDENDS	723,689	218,793	-
6.08.04.03	RETAINED EARNINGS/LOSS	43,569	19,995	(79,374)
6.08.05	OTHER	-	-	-

07.01 - BALANCE SHEET – CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 12/31/2009	4 – 12/31/2008	5 –12/31/2007
1	TOTAL ASSETS	22,017,129	23,796,804	18,099,526
1.01	CURRENT ASSETS	6,822,958	8,927,253	6,829,569
1.01.01	CASH AND CASH EQUIVALENTS	1,258,574	2,182,913	2,190,990
1.01.01.01	CASH AND CASH EQUIVALENTS	1,258,574	2,182,913	2,190,990
1.01.02	CREDITS	2,586,003	2,619,985	2,211,104
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	2,546,806	2,578,498	2,178,745
1.01.02.02	OTHER CREDITS	39,197	41,487	32,359
1.01.02.02.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	39,197	41,487	32,359
1.01.03	INVENTORIES	423,634	778,704	376,624
1.01.04	OTHER	2,554,747	3,345,651	2,050,851
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	1,982,691	2,358,647	1,621,989
1.01.04.02	DERIVATIVE CONTRACTS	14,700	347,448	1,530
1.01.04.03	PREPAID EXPENSES	311,328	316,622	228,922
1.01.04.04	OTHER ASSETS	246,028	322,934	198,410
1.02	NONCURRENT ASSETS	15,194,171	14,869,551	11,269,957
1.02.01	LONG-TERM RECEIVABLES	3,152,219	3,191,157	2,535,857
1.02.01.01	OTHER CREDIT	51,344	47,335	27,108
1.02.01.01.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	51,344	47,335	27,108
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	-	3,690	3,690
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	-	3,690	3,690
1.02.01.03	OTHER	3,100,875	3,140,132	2,505,059
1.02.01.03.01	DEFERRED AND RECOVERABLE TAXES	2,770,909	2,732,022	2,413,404
1.02.01.03.02	DERIVATIVE CONTRACTS	137,060	285,303	8,965
1.02.01.03.03	PREPAID EXPENSES	74,383	80,206	59,870
1.02.01.03.04	OTHER ASSETS	118,523	42,601	22,820
1.02.02	PERMANENT ASSETS	12,041,952	11,678,394	8,734,100
1.02.02.01	INVESTMENTS	112	111	667,482
1.02.02.01.01	ASSOCIATED COMPANIES	-	-	-
1.02.02.01.02	SUBSIDIARY COMPANIES	-	-	-
1.02.02.01.03	OTHER INVESTMENTS	112	111	667,482
1.02.02.02	PROPERTY AND EQUIPMENT	6,445,109	7,183,908	6,316,855
1.02.02.03	INTANGIBLE ASSETS	5,566,867	4,438,982	1,690,930
1.02.02.04	DEFERRED CHARGES	29,864	55,393	58,833

07.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES AND SHAREHOLDERS' EQUITY  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 –12/31/2009	4 –12/31/2008	5 – 12/31/2007
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,017,129	23,796,804	18,099,526
2.01	CURRENT LIABILITIES	6,933,047	9,379,831	6,902,986
2.01.01	LOANS AND FINANCING	688,397	2,006,972	1,453,700
2.01.02	DEBENTURES	266,256	1,112,876	539,912
2.01.02.01	DEBENTURES	266,256	21,502	539,912
2.01.02.02	PROMISSORY NOTES	-	1,091,374	-
2.01.03	SUPPLIERS	3,053,587	3,726,324	3,069,308
2.01.04	TAXES PAYABLE	892,893	785,603	577,935
2.01.05	DIVIDENDS PAYABLE	934,358	545,864	22,219
2.01.06	PROVISIONS	70,396	91,136	81,395
2.01.06.01	PROVISION FOR CONTINGENCIES	70,396	91,136	81,395
2.01.07	PAYABLES TO RELATED PARTIES	1,180	3,906	847
2.01.08	OTHER	1,025,980	1,107,150	1,157,670
2.01.08.01	DERIVATIVE CONTRACTS	30,970	105,352	438,876
2.01.08.02	PAYROLL AND SOCIAL CHARGES	161,366	185,471	173,472
2.01.08.03	OTHER LIABILITIES	833,644	816,327	545,322
2.02	NONCURRENT LIABILITIES	4,893,258	5,561,642	2,900,201
2.02.01	LONG-TERM LIABILITIES	4,893,258	5,561,642	2,900,201
2.02.01.01	LOANS AND FINANCING	2,306,632	3,826,385	1,391,857
2.02.01.02	DEBENTURES	1,863,209	1,056,923	1,000,000
2.02.01.03	PROVISIONS	98,409	102,947	118,009
2.02.01.03.01	PROVISION FOR CONTINGENCIES	98,409	102,947	118,009
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-	-
2.02.01.06	OTHER	625,008	575,387	390,335
2.02.01.06.01	TAXES PAYABLE	317,063	275,272	183,890
2.02.01.06.02	DERIVATIVE CONTRACTS	131,418	97,971	10,292
2.02.01.06.03	OTHER LIABILITIES	176,527	202,144	196,153
2.03	DEFERRED INCOME	-	-	-
2.04	MINORITY INTEREST	-	587,804	-
2.05	SHAREHOLDERS’ EQUITY	10,190,824	8,267,527	8,296,339
2.05.01	CAPITAL STOCK	8,780,150	6,710,526	6,347,784
2.05.02	CAPITAL RESERVES	518,678	708,574	1,071,316
2.05.03	REVALUATION RESERVE	-	-	-
2.05.03.01	OWN ASSETS	-	-	-
2.05.03.02	SUBSIDIARY/ASSOCIATED COMPANIES	-	-	-
2.05.04	INCOME RESERVES	891,996	848,427	878,477
2.05.04.01	LEGAL	164,524	120,955	100,960
2.05.04.02	STATUTORY	-	-	-
2.05.04.03	CONTINGENCIES	11,070	11,070	11,070
2.05.04.04	REALIZABLE PROFIT RESERVES	-	-	-
2.05.04.05	RETENTION OF PROFITS	-	-	-
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-	-
2.05.04.07	OTHER PROFIT RESERVES	716,402	716,402	766,447
2.05.04.07.01	TREASURY STOCK	(11,070)	(11,070)	(11,070)
2.05.04.07.02	RESERVE FOR EXPANSION	727,472	727,472	777,517
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	-	-	(1,238)
2.05.07	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-	-

08.01 – CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – ACCOUNT DESCRIPTION	3 –01/01/2009 to 12/31/2009	4 –01/01/2008 to 12/31/2008	5 - 01/01/2007 to12/31/2007
3.01	GROSS SALES AND/OR SERVICES	22,871,674	21,706,246	17,644,294
3.02	DEDUCTIONS	(6,508,488)	(6,236,582)	(5,151,800)
3.03	NET SALES AND/OR SERVICES	16,363,186	15,469,664	12,492,494
3.04	COST OF SALES AND/OR SERVICES	(8,951,570)	(8,179,024)	(6,623,209)
3.05	GROSS PROFIT	7,411,616	7,290,640	5,869,204
3.06	OPERATING EXPENSES/INCOME	(6,042,165)	(6,551,757)	(5,712,209)
3.06.01	SELLING EXPENSES	(4,357,422)	(4,107,055)	(3,532,783)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(1,334,190)	(1,164,178)	(1,207,195)
3.06.03	FINANCIAL	(591,365)	(810,663)	(462,789)
3.06.03.01	FINANCIAL INCOME	850,438	1,299,525	500,511
3.06.03.02	FINANCIAL EXPENSES	(1,441,803)	(2,110,188)	(963,300)
3.06.03.02.01	APPROPRIATED ON SHAREHOLDERS’ EQUITY	(104,136)	(172,964)	-
3.06.03.02.02	FINANCIAL OPERATIONS EXPENSES	(1,337,667)	(1,937,224)	(963,300)
3.06.04	OTHER OPERATING INCOME	658,843	387,345	313,216
3.06.05	OTHER OPERATING EXPENSES	(418,031)	(857,206)	(822,658)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	-	-	-
3.07	OPERATING RESULT	1,369,451	738,883	156,995
3.08	NONOPERATING INCOME	-	-	-
3.08.01	REVENUES	-	-	-
3.08.02	EXPENSES	-	-	-
3.09	RESULT BEFORE TAXES AND PROFIT SHARING	1,369,451	738,883	156,995
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(241,921)	(51,630)	(18,174)
3.11	DEFERRED INCOME TAX	(348,532)	(417,872)	(238,651)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-
3.12.01	INTEREST	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	104,136	172,964	-
3.14	MINORITY INTEREST	(25,648)	(52,662)	-
3.15	PROFIT/LOSS FOR THE PERIOD	857,486	389,683	(99,830)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	399,591	367,396	1,437,623
	EARNINGS PER SHARE	2.14591	1.06066	-
	LOSS PER SHARE	-	-	(0.06944)

09.01 – CONSOLIDATED STATEMENTS OF CASH FLOWS  INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 01/01/2009 to12/31/2009	4 – 01/01/2008 to12/31/2008	5 -01/01/2007 to12/31/2007
4.01	NET CASH FLOW FROM OPERATING ACTIVITIES	4,819,320	4,239,897	3,508,429
4.01.01	CASH FLOW FROM OPERATING ACTIVITIES	5,461,454	5,100,265	3,779,880
4.01.01.01	NET INCOME(LOSS)	857,486	389,683	(99,830)
4.01.01.02	RESULT OF INTEREST CORPORATE	25,648	52,662	-
4.01.01.03	DEPRECIATION AND AMORTIZATION	3,257,516	2,974,184	2,492,169
4.01.01.04	LOSS ON INVESTMENT	-	60	-
4.01.01.05	RESIDUAL COST OF FIXED ASSETS DISPOSALS	3,926	34,089	21,724
4.01.01.06	WRITE-OFF AND REVERSALS OF PROVISIONS FOR LOSSES ON INVENTORIES, NET	(3,592)	(9,672)	(5,285)
4.01.01.07	LOSS(GAIN) IN FORWARD, SWAP AND OPTION CONTRACTS	453,791	(519,490)	509,174
4.01.01.08	LOSS ON LOANS, FINANCING AND DEBENTURES	235,074	1,325,428	4,117
4.01.01.09	MONETARY AND VARIATION	(12,913)	20,729	4,870
4.01.01.10	ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE	213,235	303,845	365,740
4.01.01.11	PLANS FOR POST-EMPLOYMENT BENEFITS	3,321	4,288	5,635
4.01.01.12	PROVISION FOR CONTINGENCIES	134,652	138,699	184,594
4.01.01.13	PROVISION(REVERSAL) FOR SUPPLIERS	(12,582)	(73,949)	74,408
4.01.01.14	PROVISION (REVERSAL) FOR DISPOSAL OF ASSETS	(41,688)	(7,580)	8,158
4.01.01.15	PROVISION (REVERSAL) FOR TAXES	51,047	21,619	(35,578)
4.01.01.16	PROVISION FIDELITY PROGRAM	(51,999)	27,798	11,333
4.01.01.17	DEFERRED INCOME TAXES	348,532	417,872	238,651
4.01.02	CHANGES IN ASSETS AND LIABILITIES	(642,134)	(860,368)	(271,451)
4.01.02.01	TRADE ACCOUNTS RECEIVABLE	(181,543)	(491,380)	(583,239)
4.01.02.02	INVENTORIES	358,662	(338,250)	(89,319)
4.01.02.03	DEFERRED AND RECOVERABLE TAXES	(76,671)	(408,682)	4,554
4.01.02.04	OTHER CURRENT AND NONCURRENT ASSETS	14,069	(217,572)	(166,869)
4.01.02.05	PAYROLL AND RELATED ACCRUALS	(24,105)	(7,573)	16,844
4.01.02.06	TRADE ACCOUNTS PAYABLE	(754,127)	442,152	367,887
4.01.02.07	TAXES PAYABLE	80,154	153,866	114,807
4.01.02.08	PROVISIONS AND JUDICIAL DEPOSITS OF CONTINGENCIES (PAYMENTS)	(160,327)	(162,573)	(133,281)
4.01.02.09	OTHER CURRENT AND NONCURRENT LIABILITIES	101,754	169,644	197,165
4.01.03	OTHER	-	-	-
4.02	NET CASH FLOW FROM INVESTING ACTIVITIES	(2,264,932)	(4,773,267)	(2,011,449)
4.02.01	ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE	(2,275,344)	(2,940,418)	(2,014,646)
4.02.02	ADDITIONS TO DEFERRED ASSETS	-	(30,306)	(2,067)
4.02.03	ADDITIONS TO INVESTMENTS	(2,898)	(2.785,580)	-
4.02.04	SHORT-TERM IN INVESTMENT FUNDS	-	(890)	-
4.02.05	EFFECT ON CASH AND CASH EQUIVALENTS ON ACQUISITION OF COMPANY	-	962,282	-
4.02.06	RESOURCES FROM THE DISPOSAL OF FIXED ASSETS	4,468	13,510	5,264
4.02.07	RECEIVED FOR SUBSCRIPTION TO MINORITY	8,842	8,135	-
4.03	NET CASH FLOW FROM FINANCING ACTIVITIES	(3,478,727)	525,293	(707,986)
4.03.01	LOANS, FINANCING AND DEBENTURES FUNDING	1,952,511	3,289,415	2,094,966
4.03.02	LOANS, FINANCING AND DEBENTURES PAID	(5,066,247)	(2,196,091)	(2,223,189)
4.03.03	CASH RECEIVED (PAYMENT) OF FORWARD, SWAP AND OPTION CONTRACTS	51,473	(541,040)	(562,216)
4.03.04	INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS PAID	(419,304)	(54,190)	(17,547)
4.03.05	CASH RECEIVED RELATING TO REVERSE STOCK SPLIT	-	27,199	-
4.03.06	CASH RECEIVED FOR REPLACEMENT SHARES - REVERSE STOCK SPLIT	4,063	-	-
4.03.07	PAYMENT OF THE REVERSE STOCK SPLIT	(1,223)	-	-
4.05	INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	(924,339)	(8,077)	788,994
4.05.01	OPENING BALANCE OF CASH AND EQUIVALENTS	2,182,913	2,190,990	1,401,996
4.05.02	CLOSING BALANCE OF CASH AND EQUIVALENTS	1,258,574	2,182,913	2,190,990

10.01 – CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 TO 12/31/2009 (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3- CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVE	6- INCOME RESERVES	7- RETAINED EARNINGS ACCUMULATED EARNINGS	8- ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	6,710,526	708,574	-	848,427	-	-	8,267,527
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	6,710,526	708,574	-	848,427	-	-	8,267,527
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	871,394	-	871,394
5.05	DESTINATIONS	-	-	-	43,569	(878,070)	-	(834,501)
5.05.01	DIVIDENDS	-	-	-	-	(730,365)	-	(730,365)
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	(104,136)	-	(104,136)
5.05.03	OTHER DESTINATIONS	-	-	-	43,569	(43,569)	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	43,569	(43,569)	-	-
5.08	INCREASE/DECREASE CAPITAL	2,069,624	(189,896)	-	-	-	-	1,879,728
5.08.01	CAPITAL INCREASE - WITH RESERVES	189,896	(189,896)	-	-	-	-	-
5.08.02	CAPITAL INCREASE - SHARES MERGER	1,879,728	-	-	-	-	-	1,879,728
5.12	OTHER	-	-	-	-	6,676	-	6,676
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	6,676	-	6,676
5.13	FINAL BALANCE	8,780,150	518,678	-	891,996	-	-	10,190,824

10.02 – CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008(IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3- CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVE	6- INCOME RESERVES	7- RETAINED EARNINGS ACCUMULATED EARNINGS	8- ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	6,347,784	1,071,316	-	878,477	(1,238)	-	8,296,339
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	6,347,784	1,071,316	-	878,477	(1,238)	-	8,296,339
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	399,901	-	399,901
5.05	DESTINATIONS	-	-	-	(30,050)	(396,748)	-	(426,798)
5.05.01	DIVIDENDS	-	-	-	(50,045)	(215,640)	-	(265,685)
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	(161,113)	-	(161,113)
5.05.03	OTHER DESTINATIONS	-	-	-	19,995	(19,995)	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	19,995	(19,995)	-	-
5.08	lNCREASE/DECREASE CAPITAL	362,742	(362,742)	-	-	-	-	-
5.12	OTHER	-	-	-	-	(1,915)	-	(1,915)
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	3,845	-	3,845
5.12.02	ADJUSTMENT OF THE LAW 11,638/07	-	-	-	-	(5,760)	-	(5,760)
5.13	FINAL BALANCE	6,710,526	708,574	-	848,427	-	-	8,267,527

10.03 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007(IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3- CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVE	6- INCOME RESERVES	7- RETAINED EARNINGS ACCUMULATED EARNINGS	8- ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	6,347,784	1,071,316	-	753,998	198,648	-	8,371,746
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	(799)	-	(799)
5.02.01	ADJUSTMENT OF THE LAW 11,638/07	-	-	-	-	(799)	-	(799)
5.03	ADJUSTED BALANCE	6,347,784	1,071,316	-	753,998	197,849	-	8,370,947
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	(79,374)	-	(79,374)
5.05	DESTINATIONS	-	-	-	-	-	-	-
5.05.01	DIVIDENDS	-	-	-	-	-	-	-
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	-	-	-	-
5.06	REALIZATION OF INCOME RESERVE	-	-	-	124,479	(124,479)	-	-
5.06.01	TRANSFER TO RESERVE FOR EXPANSION AND MODERNIZATION	-	-	-	124,479	(124,479)	-	-
5.08	INCREASE/DECREASE CAPITAL	-	-	-	-	-	-	-
5.12	OTHER	-	-	-	-	4,766	-	4,766
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	4,766	-	4,766
5.13	FINAL BALANCE	6,347,784	1,071,316	-	878,477	(1,238)	-	8,296,339

11.01 –CONSOLIDATED  STATEMENTS OF VALUE ADDED (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 01/01/2009 to12/31/2009	4 – 01/01/2008 to12/31/2008	5 -01/01/2007 to12/31/2007
6.01	INCOME	21,579,225	19,934,651	15,854,927
6.01.01	SERVICE AND GOODS SALE	21,001,062	19,765,092	15,878,432
6.01.02	OTHER INCOME	791,398	473,404	342,235
6.01.04	ALLOWANCE FOR DOUBTFUL ACCOUNTS, NET	(213,235)	(303,845)	(365,740)
6.02	INPUTS PURCHASE FROM THIRD PARTIES	(9,314,375)	(9,368,859)	(7,866,233)
6.02.01	COST OF GOODS SOLD	(2,500,132)	(3,046,332)	(2,580,574)
6.02.02	MATERIALS, ENERGY, THIRD SERVICES AND OTHER	(3,828,297)	(3,632,000)	(3,166,684)
6.02.03	LOSS/RECOVERY OF ASSETS VALUES	(7,063)	9,130	(8,088)
6.02.04	OTHER	(2,978,883)	(2,699,657)	(2,110,887)
6.02.04.01	INPUTS CONSUMED	(2,978,883)	(2,699,657)	(2,110,887)
6.03	GROSS VALUE ADDED	12,264,850	10,565,792	7,988,694
6.04	RETANING	(3,257,516)	(2,974,184)	(2,492,169)
6.04.01	DEPRECIATION AND AMORTIZATION	(3,257,516)	(2,974,184)	(2,492,169)
6.04.02	OTHER	-	-	-
6.05	NET VALUE ADDED PRODUCED	9,007,334	7,591,608	5,496,525
6.06	VALUE ADDED RECEIVED AS A TRANSFER	892,977	1,341,032	523,359
6.06.01	RESULT OF EQUITY PICK-UP	-	-	-
6.06.02	FINANCIAL INCOME	892,977	1,341,032	523,359
6.06.03	OTHER	-	-	-
6.07	TOTAL VALUE ADDED TO BE DISTRIBUTED	9,900,311	8,932,640	6,019,884
6.08	DISTRIBUTION OF VALUE ADDED	9,900,311	8,932,640	6,019,884
6.08.01	PAYROLL AND RELATED ACCRUALS	830,838	671,122	598,419
6.08.01.01	DIRECT REMUNERATION	539,507	336,482	295,424
6.08.01.02	BENEFITS	255,233	304,314	276,771
6.08.01.03	F.G.T.S	36,098	30,326	26,224
6.08.01.04	OTHER	-	-	-
6.08.02	TAXES	6,005,432	5,205,246	4,002,527
6.08.02.01	FEDERAL	2,427,555	2,007,952	1,465,374
6.08.02.02	STATE	3,557,217	3,180,408	2,515,703
6.08.02.03	MUNICIPAL	20,660	16,886	21,450
6.08.03	REMUNERATION OF THIRD CAPITAL	2,180,907	2,613,927	1,518,768
6.08.03.01	INTEREST	1,377,480	1,937,224	963,300
6.08.03.02	RENTALS	803,427	676,703	555,468
6.08.03.03	OTHER	-	-	-
6.08.04	REMUNARATION OF PROPER CAPITAL	883,134	442,345	(99,830)
6.08.04.01	INTEREST ON SHAREHOLDERS’ EQUITY	104,136	161,113	-
6.08.04.02	DIVIDENDS	723,689	218,793	-
6.08.04.03	RETAINED EARNING/LOSS	29,661	9,777	(99,830)
6.08.04.04	PARTICIPATION OF NON-AFFILIATED COMPANY IN RETAINED EARNINGS	25,648	52,662	-
6.08.05	OTHER	-	-	-

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in accordance with the accounting practices adopted in Brazil

Report of independent auditors

To the Board of Directors and Shareholders of
Vivo Participações S.A.

We have audited the accompanying balance sheets of Vivo Participações S.A. and the consolidated balance sheets of Vivo Participações S.A. and subsidiaries as of December 31, 2009 and 2008, and the related statements of income, changes in shareholders’ equity, cash flows and value added for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with generally accepted auditing standards in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and subsidiaries, (b) the examination, on a test basis, of the documentary evidence and accounting records supporting the amounts and disclosures in the financial statements, and (c) an assessment of the accounting practices used and significant estimates made by the management of the Company and its subsidiaries, as well as an evaluation of the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vivo Participações S.A. and the financial position of Vivo Participações S.A. and subsidiaries at December 31, 2009 and 2008, and the results of operations, changes in shareholders’ equity, cash flows and value added for the years then ended, in accordance with accounting practices adopted in Brazil.

São Paulo, February 9, 2010

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Drayton Teixeira de Melo Accountant CRC-1SP236947/O-3	Luiz Carlos Passetti Accountant CRC-1SP144343/O-3

MANAGEMENT’S REPORT

The management of Vivo Participações S.A. (Vivo Part), the company that controls Vivo S.A. and Telemig Celular S.A., in compliance with legal and statutory provisions, hereby submits the Management Report and Financial Statements of the company, with the Report of the Independent Auditors and of the Audit Committee, for fiscal year ended on December 31, 2009.

Message from the Chief Executive Officer

2009 was another year of favorable results for Vivo. This positive performance becomes even more significant in light of the context in which the results were attained. The start of the year was marked by turbulences caused by the worldwide economic crisis. This was followed by aggressive initiatives by the competition, increasing the temperature of the already existing strong competition in the Brazilian mobile communications market. However, Vivo was able to deal with and overcome these challenges. We closed the year not only maintaining, also further consolidating our leadership position, with a 29.75% market share. The total of 51.7 million accesses represents more than a 15% expansion in relation to our 2008 base. The revenue share was even higher, in excess of 30%. As compared to the previous year, net profit grew 120% to R$ 857.5 million.  Comparing the same periods, EBITDA was up 7.2%, to R$ 5,218.3 million, with a 31.9% EBITDA margin.

This report carries several other indicators on Vivo’s favorable performance. When these figures are seen from a longer-term perspective contemplating three or four years back, there is only one conclusion: Vivo has been growing consistently with profitability. This has happened thanks to a series of actions that have been implemented during the year with a firm hand and, at times, with even a certain amount of daring, so that today the company stands on solid grounds and strategies. Furthermore, in a dynamic business such as ours is, it keeps a keen eye on climate changes.

And so it was also in 2009. In the early months, because of adversities faced in the economic environment, our strategy guideline focused on generating cash flows. The objective was to reduce the effects of the previous year’s heavier debt load resulting from significant investments, among which the purchasing of Telemig, the 3G network and the starting up of operations in the Northeast. We closed the year with a 28.6% decline in net debt and a reported net debt-to-EBITDA ratio of 0.73.

In the second quarter, the new element on the scenario was one of our rival’s aggressive price offer, which led Vivo to respond by adopting a daring price policy in order to retain its bases. Targeting the pre-paid segment, we launched a campaign called “Recarregue e Ganhe” (Re-charge and Win), with the resulting adhesion of 15 million clients, a historic record. Soon after, we offered post-paid clients a new line of postpaid plans called “Vivo Você”, with greater benefits and flexibility so as to satisfy different user profiles. We knew that we had got it right from consecutive market share gains achieved in the last four months of the year – an unprecedented event in Vivo’s history.

2009 was marked by many advances on other fronts, such as the successful operational integration of Telemig, the recovery of the leading position in the market of Minas Gerais and the entry in the northeastern market based on a policy aimed at post-paid clients and 3G, that is, geared to generating revenue rather than increasing the number of users. We also continued to invest in our third generation network, which in December 2009 covered 579 municipalities, the largest in Brazil, and more than 60% of their population. The importance of 3G services can be measured from the rise in consumption level. Data services have accounted for an increasingly greater share of Vivo’s revenue, especially services provided using this technology. Last year, for the first time, mobile Internet access revenues exceeded SMS and MMS revenues. In other words, consumers’ prompt response to the quick implementation of our 3G network shows that this move was made in perfect harmony with their needs and aspirations.

Quality in the essence

The mosaic of actions carried out in 2009 was extensive. But, the essence of our strategy remains the same: the quality of our products, services and customer services.

We continue positioned at the top of the ranking in quality services and customer services, according to ANATEL. We have reported growing customer satisfaction rates. Our churn rates are the lowest on the market. We are the operator with the highest port-in volume, reflecting clients which have taken advantage of the portability resource to switch to Vivo.

Quality is the outstanding feature that captures and retains clients, and satisfied clients are attraction vectors for new clients, thereby reducing acquisition costs.

In view of its performance, Vivo has established new quality standards that have become a benchmark for the evolution of the entire market. For Vivo itself, these levels of standards are the starting point from which it proposes to make advances, maintain the forefront and lead trends. Whoever, like us, strives for excellence, knows that this is an ongoing goal. Therefore, we are constantly paving the way for our next steps.

This is the focus, for example, of the project introduced in Vivo to internalize the professionals working in our own stores. Started in 2009 in São Paulo, Paraná, Santa Catarina and Rio Grande do Sul states, the project will be completed by the end of 2010, with the hiring of a total 5,200 professionals. This means that in all of our own stores across the entire country, consumers will be serviced by Vivo professionals who have been fully trained to become aligned with our quality and client proximity policies.

Also with a view to leveraging our capacity to offer better quality standards, in 2009 we started to invest in the building of a new Data Processing Center in the district of Tamboré, city of Barueri (SP), with a view to achieving gains in efficiency and flexibility in our operations. The project is expected to be terminated in mid-year 2011.

Trust relationships

The customer is the why and wherefore of any company. Without them, there is no business. But for both clients and businesses to exist, we need to look at all of the other dimensions of the ecosystem to which the organization belongs. This is then what Vivo pursues: to forge quality and trust-based relationships with all stakeholders.

As far as stockholders and investors are concerned, we have been investing in synergies and a transparent relationship, which have brought about consistent and added value results. Among our employees, the level of satisfaction is climbing and, consequently, so is their commitment and alignment to company goals. In the last survey on climate, we registered an 8.24 employee satisfaction rate, similar level to companies excelling in organizational environment. In relation to the community, we play an active role in both society and in the industry, and have plunged into activities on all fronts that translate into progress, development and a leap towards future. In social-environmental terms, we have the full range of actions undertaken by Instituto Vivo in such fields as education, culture, citizenship and environment, as well as the handset and battery recycling program, which has collected over two million items.

Vivo has earned recognition on all these fronts. It is the most admired company, according to Carta Capital; the most prestigious company, according to Época magazine; the most reliable company in the industry, according to Ibope/Seleções; Top of Mind in the telecommunications business, according to Datafolha; and one of the best companies to work for, according to Guia Você S.A./Exame, to name a few of the most important awards. Our brand has been appraised at R$ 5.93 billion by the consulting company Brand Finance, the most valuable in the industry and the sixth most valuable brand in Brazil.  On the BOVESPA stock exchange, our shares have appreciated over 90% and we have been added in the Corporate Sustainability Index – ISE 2009-2010, which is made up of 43 shares of 34 companies that are highly committed to sustainability and corporate governance practices.

Perhaps to summarize all of these recognitions, Vivo staked its position as 8th largest Brazilian company in intangible assets, alongside Bradesco, Petrobras, Itaú Unibanco, AmBev, Banco do Brasil, Vale and Gerdau.

Vivo is proud of these achievements and victories. They express its leadership position on important fronts, and reflect the trust of key relationship audiences. At the same time, they nurture the organization’s self-confidence so that it can look at the future with a great deal of optimism and willingness to do more.

Connected with the future

Telecommunication services have always been essential, but now they are vital, since they form the basis of information and knowledge society, the successor of industrial society. In this new era, development and connectivity are in dissociable elements.

Whether in large urban centers or in remote small villages, communication technology and broadband Internet Access are the new driving forces of progress and development. People connected have an endless range of opportunities to develop, work, study and enjoy... Needs may differ from place to place. A market like São Paulo not only demands coverage and quality, but also requires services and handsets that are a lot more sophisticated and up to date with what is being launched abroad. But other localities such as Belterra, a small municipality in the western part of the state of Pará, where we inaugurated a 3G antenna in 2009, only needs the technology that enables them to overcome the isolation imposed on them by the geographical layout of the Amazon region. There, Vivo’s network coverage was greeted as the beginning of a new era. And so it is.

We are aware of the relevance of our services – in metropolises and small communities – and of the challenge posed by the mosaic formed by the different realities that make up a nation called Brazil. To have the flexibility to understand and meet the needs of this diversity of markets and local realities is to open new horizons for social and economic and cultural development of the connected peoples and regions. Consequently, it is to open new horizons for our own businesses.

Mobile telephony has already prompted a real revolution through the massification of telecommunications in our country. But when we look at the future, we envision the many battles we still have to face. Demand for quality services at increasing volumes and the universalization of access are the most urgent issues.

The National Broadband Plan may undoubtedly speed up progress in Brazil and for its citizens. World Bank Studies emphatically stress the importance of access to the Internet and to mobile phones for the economic growth and social progress of developing countries. According to IBRD, a 10% rise in the broadband Internet connection rate leverages a 1.38% increase in GDP.

However, the universalization of broadband is a complex project that involves a series of issues – the need for high investments, installation of infrastructure, spectrum availability, lifting of the tax burden. Brazil has some important definitions to make in terms of frequency destination and choices that can make all the difference, such as the opportunity to adopt the 2.5 GHz band to lead the technology evolution to LTE (Long Term Evolution, 4G), and will benefit from the gains of having elected the same frequency that be used all over the world over. Equally important, as shown in a recent survey by IPEA (Applied Economics Research Institute), is to cause tax policy to become allied to social policies. In summary, this means to lift some of the tax burden that is weighing heavily on citizen pockets and posing an obstacle to redistribution of income, to access to goods and services, to social and economic development.

Definitely, introducing broadband to the far corners of Brazil at affordable prices is a challenge. But this is merely part of the next moves of the development game. If we – government, regulatory authority and private initiative – all join forces in favor of this cause, in a few years we shall have a fully-connected Brazil. With the experience gathered from implementing in a very short time the largest 3G network in Brazil, as well as actions like the launching of prepaid mobile broadband services (to make it more accessible to the lower income population),  Vivo is determined to give its contribution and play an active role in this process.

Its commitment with business and with Brazil

Brazil is undergoing a singularly special time in terms of growth and new opportunities. It is, without a doubt, a most exhilarating scenario for doing business. In 2010, we are planning on maintaining Vivo’s investments at the same level as in 2009. This expresses our confidence in the country and our willingness to be a player in the construction of this new future.

On making expressive investments to provide more and better services, we are evidently injecting trump cards into our businesses so that Vivo will continue to grow in a profitable and sustainable manner, offering benefits to its clients, employees, partners, stockholders and investors. At the same time, we are strengthening connections that promote the progress of citizens, companies and this country. In other words, we are providing the key element for development in this new information and network society era: connectivity. Since a country in progress is fertile land for company growth, we are thus establishing a virtuous circle.

Vivo is aware of the relevance of its services. It is determined to continue to comply with its mission of connecting people and, as it is in the nature of its role as leader in a broad sense, to dictate trends and head up movements that foster the development of the market and of the industry. After all, it is a privilege to be an enterprise that is able to combine its business interests with those of society and of the country to such a great extent. To do so in the best way we can is our commitment.

1 –The Political and Economic Situation

In 2009, the world economy was marked by economic retraction. Growth, although gradual, was reported in developing economies, led by the Asian countries. However, the decrease in Gross Domestic Product (GDP) registered by the developed economies such as in the United States, the European Union and Japan, caused the fall of the GDP worldwide. According to the latest IMF projections, the developing economies and the developed economies reported variations in their respective GDPs of +1,7% and -3,4%, respectively. As a result, the world’s GDP in 2009 was down 1.1% in relation to the year before.

Foreign trade, and more specifically balance of payments, was one of Brazil’s economic segments that proved to be more resilient to the economic slowdown.  The capital and financial account showed an improvement in relation to 2008. New investments in portfolios, particularly in variable income instruments, were an important contributing factor. In 2009, they totaled US$ 46.2 billion performed of net incoming direct investments is also worth of mention. It is true that a greater aversion to risk resulted in a drop in the entry of foreign direct investments (IDE). On the other hand, it favored the return of Brazilian direct investments (IDB) to Brazil. The combination of these factors caused the net balance of direct investments to total an accrued US$ 36 billion in the year-to-date. As a result of these entries, the capital and financial account balance was US$ 70.5 billion in 2009, as compared to a balance of US$ 29.4 billion in 2008.

The balance of Brazil’s current transactions with the rest of the world was in line with last year’s. The drop in export figures did not affect the trade balance since imports decreased more dramatically in 2009. The trade balance totaled US$ 25.4 billion over the US$ 24.8 billion reported in 2008. Because of this performance, the current transactions balance was a negative US$ 24.3 billion, or 1.55% of GDP, an improvement on the US$ 28.2 deficit posted the year before, equivalent to 1.72% of GDP.

Due to this evolution in the capital and financial account and current transactions balances, the final balance of payments rose to US$ 46.7 billion in 2009, a definite progress when compared to the US$ 3.0 billion registered the previous year. In summary, despite the increased risk aversion and a less auspicious international scenario, Brazil’s balance of payments showed a more positive result than in the year before.

This prompted the appreciation of Brazilian currency throughout the year. After devaluating in the first four months of the year due to the enhanced risk aversion, the Real once again appreciated in relation to the US dollar until the end of 2009. The average exchange rate in 2009 was US$1.99, higher than the average rate of US$1.84 of the previous year. On the other hand, the exchange rate at the end of 2009 (US$1.74) was lower than at the end of 2008 (US$2.34), which means a 26% appreciation of Brazil’s currency.

The appreciation of the Real contributed to the benign performance of the inflation rate in 2009. Price increase measured by the Broad National Consumer Price Index (IPCA) was 4.3%, less than the central target inflation pursued by Central Bank of Brazil of 4.5%. In turn, the General Price Index - Market (IGP-M), which besides consumer prices includes wholesale and construction prices, registered a 1.7% drop in 2009. At least factors helped keep inflation under control. The appreciation of the Real of 26% in the period helped control price increases.

Because inflation was kept under control, below the central goal, Central Bank was able to adopt an expansionist monetary policy. The basic interest rate established by the monetary authority, the SELIC rate, was brought down five percentile points between January and July 2009, from 13.75% to 8.75% per year. This SELIC rate, which is the lowest recorded since the inflation target system was first initiated, remained unchanged until the end of the year. When compared to the average nominal annualized interest rate reported in the year of 9.9% and the inflation rate based on the IPCA of 4.3%, the accrued real interest rate for the year was 5.4%, the lowest annual rate in this decade.

The fall of both nominal and real interest rates boosted economic activity. There were at least three factors that contributed to the dynamism of domestic demand, the power force of economic growth. In the first place, credit, whose percentage in GDP rose from 39.7% at the end of 2008, to 45% at the end of 2009. In the second place, tax abatement on the sales of cars, building materials and house appliances heated up domestic market activities. Lastly, enhanced consumer confidence, which according to the index estimated by FECOMÉRCIO was the second highest annual average rate in the past ten years. It should be mentioned, however, that the recovery of the economy was not sufficient to fully compensate the reported economic slowdown in the last four months of 2008. Therefore, although they registered growth throughout the year, both Brazilian production output and GDP showed a negative performance when we compare 2009 average figures against the previous year’s.

Because of this combination of tax benefits and the drop in GDP, the country’s public finances did not improve. In addition, the appreciation of Brazilian currency ended up causing an increase in public sector’s net debt, due to Brazil’s economy position of net international creditor. As a result, the nominal deficit rose to 4.1%, based on the last available data, from 1.90% reported in 2008. On the other hand, the primary surplus plunged to 1.4%, from 3.5% posted in 2008. Consequently, the public sector net debt rose to 43.0% based on the last available data, from the 37.3% registered at the closing of the previous year.

The World Cell Phone Market

The world mobile market continued its growth trend in 2009, especially in the emerging markets. The number of users rose from 3.3 billion in 2007 to 4 billion in 2008 and, according to International

Telecommunications Union, it is estimated to rise to 4.6 billion in 2009. This figure represents 67% of the world’s population.

With 4 billion subscribers worldwide, GSM technology (and its advances in 3G) accounts for 89.5% of the market, with services provided over 860 networks found in 220 countries. According to 3G Americas, this rate is higher in Latin America and the Caribbean. Around 90% of mobile subscriptions are to the GSM family, which represents 448 million subscriptions.

A report prepared by the consulting company Signals Telecom on telecom MVNOs in Latin America claims that mobile virtual network operators will be part of fixed phone and cable TV strategies to offer more complete service packages (quadruple play), in order to guarantee high consumption client loyalty, and retain them on their subscriber base. The annual growth rate by 2014 would allegedly exceed 50%, with reported revenues of US$ 570 million, half of which would be accounted for in the next three years by Brazil.

The number of 3G access services worldwide continues to climb. At the closing of 2009, this figure should be approximately 450 million devices with access to the Internet. According to a survey conducted by IDC, this figure should more than double over the next four years. The number of Internet connections via mobile devices worldwide grew 148% from 2008 to 2009, based on information provided by the consulting company Quantcast. The popularity of the new consumer electronic devices such as smartphones, netbooks and smartbooks, is one of the main triggers of the expansion in mobile broadband Internet access, which should increase the number of devices with access to the Internet to more than one billion by 2013. Two major contributing factors in reaching this number will be the implementation of LTE (Long Term Evolution) technology networks, also known as 4G, and the WiMAX. Using the one billion users in 2013 as reference, Traffic Consultancy estimates that one third of these accesses will be made by subscribers to prepaid mobile broadband Internet services, and points out the regions of Asia/Pacific and the Americas as the sales boosters of this type of service.

The Cell Phone Market in Brazil

Information related to 4Q09. Source:Teleco

2009 was marked by the expansion in the number of municipalities covered by 3G mobile networks and by a dissemination of mobile broadband service, especially in the major centers. The consulting company Teleco recently disclosed the 3G coverage figure in Brazil, with data updated to December: 711 municipalities now have coverage, as compared to 448 at the end of the year before. In terms of population, this coverage is extended to over 123.6 million people, or 64.6% of the total population. Vivo holds the lead position in terms of coverage, which includes 579 municipalities.

This third-generation technology boasts over 6,990 million accesses in Brazil, counting those from data terminals and cell phones. Consolidated data of December, as disclosed by ANATEL, show that there were 2,900 million modems accessing the Internet via a mobile network. The WCDMA handset base increased to 4,090 million.

There may be a new entrant to the SMP service market, since a new invitation to bid for licenses in the frequency bands will be held in midyear 2010 (the public consultation is already under way), and this will include 3G licenses for frequency bands (2100 MHz) and other surplus in other frequency bands.

In March 2009, following ANATEL’s schedule started on September 1, 2008, number portability was guaranteed across Brazil. This year, more than 4.2 million users (fixed and mobile) requested to switch operators and retain their former numbers, and 3.2 million actually migrated. From the total number of ported telephones in 2009, 2.28 million are cell phones and about one million fixed telephone lines. December registered a record number of requests, 465,000 requests to switch operators as opposed to an average 350,000 per month.

The economic growth and competition that prevailed during most of the year were what sustained the expansion of the Brazilian mobile industry.

In December 2009, Brazil reported 173.96 million mobile users and a density of 90.55 cell phones/100 inhabitants. This is higher by 15.48% than the 150.64 million benchmark registered in December 2008, and penetration was 12.44 percentage points higher than the previous year (78.11%). In 2009, a total of 23.32 million cell phones were added to the base.

According to TELECO data, the number of municipalities covered by SMP rose to 4,986, which represents 89.61% of all the municipalities in Brazil (5,564), and 96.18% of the population.

Prepaid phones represent 82.55% share of the total cell phone lines on the Brazilian market. As regards technology, GSM cell phone users account for 89% of the total number of cell phones.

Regulatory Environment

The main events that marked the year 2009 were: the continuation of ANATEL’s oversight actions, which were intensified as a result of introducing portability on the domestic market, and the monitoring by the consumer protection agencies of compliance by Vivo’s Customer Service with the provisions in Decree 6523/2008 (general regulations on call customers services [SAC]), which went into force on December 1, 2008; the issue of Public Inquiries and Agency Resolutions, with the changes in the regulations focusing on increased competition and consumer rights.

The most relevant of the Public Inquiries held  by ANATEL was that under No. 31/2009, which was designed to propose new regulations for the 2,5 GHz band, and included, among other points, allocation of, at first, the 120 MHz frequency to SMP as of 2013, and then of 140 MHz, as of 2016. The timeline for pronouncements on this proposal ended on October 16, 2009.

In December 2009, ANATEL filed Public Inquiry No. 51/2009, submitting the proposed Invitation to bid for licenses in the H band radiofrequency, and remaining licenses in bands A, D, E and M, TDD band and in the 900 MHz and 1.800 MHz range.

Also in December, moving forward with the plan provided for in Resolution No. 516/2008 (General Plan to Update Telecommunications Regulations in Brazil - PGR), ANATEL announced Public Inquiry No. 50/2009, involving the proposal to create two types of virtual operations: the accredited virtual network and the authorized virtual network.
One of the most significant resolutions published by ANATEL in 2009 was that under No. 535/2009, which addresses the methodology for calculating the Weighted Average Cost of Capital ((WACC).

On May 6, 2009, Law No. 11934/2009 was published, establishing limits for human exposure to electric, magnetic and electromagnetic fields generated by radio-broadcasting transmission stations, user terminals and electric energy systems that operate on up to 300 GHz range. The new law makes the exposure limits established by the International Commission on Non-Ionizing Radiation Protection (ICNIRP), as sanctioned by the World Health Organization (WHO) and already adopted in ANATEL Resolution No. 303/2002, mandatory.

Invitation to Bid No. 002/2007/SPV-Anatel, “3G Auction”, held in December 2007, established the coverage goals for the municipalities with no mobile coverage, as well as the goals for providing third-generation services within the offered radio frequencies. The next steps to providing coverage for the municipalities was to recover the performance bonds pledged by the company in April 2008 to secure coverage goals, proportionally to the number of municipalities serviced. Under Order 5954/2009, ANATEL certified that the coverage goals and provisions of third-generation services for the first year had been satisfied according to the commitment assumed by the company.

Despite the agreement reached by the fixed and mobile telephone operators, ANATEL decided not to ratify the adjustment of the cap rates in the STFC basic plants, local service and domestic long distance service, for calls involving SMP service, requested by the telecom operators. Therefore, there was no adjustment in VU-M in the 2008-2009 period.

2 - Marketing Strategy

There were two major impacting factors on the mobile telephony industry in 2009. One was the economic slowdown due to the impact caused by the world crisis. The other was a stronger competitive environment, with the presence of four major national players, the implementation of full portability, inter-operator “chip” usage and aggressive bonus offers.

In this context, Vivo focused on generating value for its current customers by offering products and services that met their expectations, on promoting customer loyalty and on increasing customer satisfaction with services rendered.

The drive for revenue in data products was one of the pillars underpinning Vivo’s marketing strategy in 2009, with the result that number of postpaid mobile accesses to the Internet and use of SMS increased substantially.

Among the important realizations of 2009, the following are worthy of mention:

  The reinforcement of brand positioning based on the connecting people concept.
  Investments in the network to ensure that Vivo offers the best quality connection of all Brazilian carriers, and to foster connection between as many persons as possible.
  Aggressive actions to improve customer loyalty and consequent control over the churn rate due to ongoing actions to promote customer relations and encourage the exchanging of handsets.
  Add value to customers through actions that encourage use of relevant services to each customer.
  Increased capillarity of recharge points by forging partnerships with new establishments and new channels.
  Convergence of promotions and actions to stimulate use of the long-distance code 15, adding competitiveness to customer promotions and generating greater revenues from interconnection.
  Strong investments in the 3G network, thus broadening the possibilities of mobile broadband access and guaranteeing the lead position in the municipalities covered by Vivo in Brazil.
  Launching of prepaid mobile Internet access.
  Launching of a new portfolio of postpaid plans, Vivo Você.

As a result of these efforts, in 2009 Vivo met 99.7% of the goals set by ANATEL (updated on November 2009), the best result registered in the industry, and reported a rate of 0.271 complaints for every 1,000 clients at ANATEL, the best performance registered among the major mobile telecom operators. It maintained its market share and exceeded the 51.7 million accesses benchmark; it converted more than one million prepaid accesses into postpaid accesses, and reported a positive balance of 100,000 clients in portability and the business’ lowest churn rate.

Vivo Brand
Although it has been on the market for little over six years, in 2009  Vivo once again became the most valued brand in Brazil in the mobile telecom business, according to a study carried out by British consulting company, Brand Finance, its value having climbed to R$ 5.9 billion, placing it in sixth place in the general ranking.

This excellent result was due to brand strengthening actions during the year, also recognized in other fronts. In 2009, Vivo earned the reputation of most reliable brand in Brazil in the mobile phone market for the sixth consecutive year (the “Most Reliable Brands in Brazil 2009” prize given out by IBOPE) as well as the Top of Mind 2009 awards presented by Top Brands and Folha de S. Paulo newspaper.

Throughout the year, Vivo endeavored to consolidate its position, placing the network society as the driving force for the actions taken and delivered by the corporation. In this way, it sought to provide higher quality levels, reflected in innovative products and services, promotions and offers tailored to each type of client and ongoing improvement to its stores and call center. It is thus reinforcing its mission, which is to allow people to have the best connection and to be increasingly connected to each other.

Brand Values

Quality, enthusiasm, trust, interaction, simplicity and sustainability are the values that guide Vivo’s actions.

The company has a commitment with all its audiences and that is an incessant drive for quality in all it undertakes. Quality is the organization’s driving force of innovation and drives the organization to strive to understand and pursue customer’s needs.

To achieve this result, the company gives special value to the enthusiasm of its employees; people who love what they do and therefore believe in themselves, in others and in the power they have to change the world and make things work out.

Trust is also considered fundamental by the organization, since it is pivotal to the establishment of relations, relations which improve the quality of life in a network society that is becoming increasingly more agile and complex. Therefore, Vivo tries to build relations based on honesty and transparency.

However, none of this would be possible without interaction between people. Vivo believes that interaction stems from the awareness that we are part of a whole and that the higher the information input, the better informed we will be.

In a market in which so many novelties come up every day and technologies become more and more advanced, Vivo is concerned with the simplicity of its actions and of its internal and external communications.

To ensure the brand’s enduring existence and balance, sustainability is also part of the organization’s daily routine. Vivo believes that it is necessary to guarantee consistent results, and to produce cash flows in a healthy and responsible manner, so that its resources are sufficient to promote the sustainable growth of both company and industry, as well as social development.

These six values are what make the Vivo brand a benchmark on the Brazilian cell phone market.

Communication Plans and Campaigns

During 2009, Vivo’s communications strategy strengthened the organization’s optimistic envisioning of a connected society in which people’s power of expression would be enhanced and they could thus outperform themselves and transform challenges into opportunities, always associating the cause of the brand with relevant delivery to consumers.

Under this perspective, it started the year by connecting people to a noble cause, the environment, and showed that, together, we can help preserve the planet. The purpose of the campaign was to disseminate the project “Vivo Recicle seu Celular” (Vivo Recycle Your Cell Phone) and it was assembled with the cooperation of the public, since it invited people to become involved in the project, enter the web page and exchange ideas on sustainability. As a result, the project was awarded the prize of “Melhor Uso de Internet” (Best Use of the Internet) in MaxiMídia 2009.

Still in January, a promotion “Recarga Premiada” (Awarded Recharge) was set in motion, which awarded the highest prizes in the history of mobile telephony. The advertising campaign showed the magnitude of the promotion through the tagline “Recarga Muito, Muito, Muito Premiada”, emphasizing the number of distributed prizes and associating these with funny characters with exaggerated features.

In March, the subscription campaign “Conexão como nenhuma outra” (Connection like no other) went on stream. This marked the evolution of Vivo’s position and confirmed its commitment to offer quality services and to create a closer relationship with its clients. The campaign inaugurated a new form of communication through the presentation of stories which showed that people who were connected achieved more. In the launch video, a young man is able to mobilize his network and surprise his girlfriend. Based on this, two campaign versions were created to broadcast the launch of the new Vivo Internet 3G plans and the Mothers’ Day promotion.

To address current themes of relevance to society in a soft and sensitive manner was one of our communications department’s challenges. In the second quarter, we featured stories that demonstrated the transforming power of connection in people’s day-to-day lives. A son that mobilizes his network of acquaintances to help a jobless father transform a hobbyinto a profitable business and a young man that mobilizes his network of friends to make sure he causes a good impression in a job interview are some examples of the stories that buttress Vivo’s mission and evidence that when we are connected, we multiply our chances and can achieve much more.

In the second half of 2009, the campaign “Meu Primeiro Smartphone” (My First Smartphone) showed a young man who causes a great impression on his boss when he uses voice, SMS and e-mail technology to lend efficiency to his daily routine. During the Fathers’ Day period, the ads featured a family that was trying to understand and resolve its conflicts because it was always on line.

September saw the introduction of the promotion “Torpedo Premiado” (Awarded Text Message), which demonstrates text messaging as an easy, direct and fun way of communicating. The advertising campaign reinforced Vivo’s mission and highlighted how text messages can make a difference and even change people’s lives.

In the feature film “Gooool”, in celebration of Brazil being classified to play in the World Soccer Championship in 2010, Vivo again stressed its pride in sponsoring the National Team and establishing the connection between the team and its fans. Subsequently, a new version of the film broadcast a promotion of convergent services called “Seleção Vivo” (Vivo Team), a complete and economical connection solution.

In the last quarter a campaign to disclose the new Vivo Você plans was hosted by Luciano Huck, who is strongly associated with the brand, lending even greater credibility to the launch. Taking the campaign one step further and reinforcing its message, the company took advantage of the Christmas Season to stress the benefits of unlimited national long distance (DDD) calls and roaming. In this campaign, the young man relies on such calls to invite family members from different parts of Brazil to a huge end-of-year family gathering.

In 2009, Vivo also gave special attention to the prepaid plan segment, having launched a dedicated communication line for this public. The purpose was to bring about a new creative identity in a playful and fun way in which the messages were relayed through music, while keeping an even balance between brand construction and the competitiveness of promotions.

In addition to messages with a nationwide reach, the company also held local promotions, which took into account the specific realities and needs of their respective markets. In the Northeast, where the Vivo network is a new arrival, actions aimed at spanning the gap between the company and the public announced launch promotions and structural benefits, to continue to establish the brand’s position. In the interior of the state of São Paulo, several moves were made that emphasized its commitment with the area.

During this year, Vivo also intensified and extended its action in the digital sphere, especially in social networks. Vivoblog and Vivo Twitter On Line were two new communication channels that were opened to the public. They carry relevant, interactive and easy-to-read information.

By broadening the means and diversifying the tools it uses, keeping up with the changes in the current scenario, which has become more collaborative and dynamic, Vivo has fostered a more integrated, interactive form of communication that is closer to its publics.

Events and Sponsorships

As has been part of its routine, Vivo started 2009 involved in the exhilaration of Carnival, with several actions in different capital cities such as in Salvador, sponsoring Expresso 2222; in São Paulo, the Vivo Vogue Gala Ball; and in Rio de Janeiro, on the Marquês de Sapucaí, the famous Carnival Avenue.

The brand also marked its presence in several regions across the country with actions such as Planeta Atlântida, in southern Brazil; Ceará Music in the city of Fortaleza, to reinforce its support of local music. In Rio de Janeiro, it sponsors Vivo Rio theater palace and Estação Vivo Gávea movie theaters, as well as the Vivo Grand Prize for Brazilian Cinema. It also participated in several events of great visibility such as the performances of Elton John and Tribute to Michael Jackson by Seu Jorge.

In the sports arena, it sponsored the volleyball team Vivo Minas and the basketball team Vivo Franca. It also provides incentives for cycling and helps advertise this sport through the event Bike Tour held in São Paulo in celebration of the anniversary of this city.

The strategy to start sponsoring the Brazilian Soccer Team began with the creation of a hotsite, Torcida Vivo, a platform featuring entertaining events and mobile content on the national te am. Vivo has also taken clients and employees to watch the classifying games for the 2010 World Soccer Championship held in Brazil, using this sponsorship to enhance relationships. Furthermore, it has adopted the slogan “Vivo, with great pride the national soccer team’s official sponsor,” in its advertising, in a movement to reinforce the pride Brazilians have for their national team.

Acquisition, Loyalty and Profitability Promotions

In an environment of strong competition on the mobile telecom market, Vivo maintained its focus on providing value to its current clients with a view on building stronger relationships and activating its client base. This also contributed towards increasing the power of attracting new clients, thereby further reinforcing Vivo’s community.

The Reward Program (relationship program targeting postpaid clients) played an important role in helping Vivo achieve its client satisfaction and loyalty objective. The number of handsets collected in the year totaled 1.7 million. The share of 3G and smartphones handsets acquired increased by clients using the reward program showing the growing interest in the use of data services.

For prepaid clients and Control Plan clients, we could highlight in the year the promotions that stimulated greater consumption. The main benefits offered were bonuses for local calls on net and to fixed telephone lines, as well as for SMS.

2009 also saw the consolidation of Vivo operations in the Northeast, following its inauguration in the remaining states (Ceará and Pernambuco started operations in 2008) and the implementation of new services – Vivo Control in January;  Vivo Postpaid in March. To add value to its clients in these states, in August, Vivo launched an exclusive and very attractive promotional package for Vivo Control and postpaid plan clients. These actions show just how relevant this market is to the company.

One other important event was the final deactivation of the EVDO network at the end of 2009. The first mobile broadband in Brazil, still running on CDMA, this network was gradually replaced by the new 3G WCDMA, to modernize client services. User migration to this new form was gradual, encouraged through marketing actions that offered new free 3G equipment to EVDO users, with a view to mitigating the impact caused by the change. For customer that elected not to migrate Vivo will continue to provide services using the CDMA 1xRTT technology, which is compatible with the former EVDO equipment.

To meet the challenge of the growing competition on the market, Vivo undertook the following actions in 2009:

 a) First Quarter

The first promotion held in the year was the “Summer Promotion”, in which a bonus in minutes of up to 20 times the registered call minutes was granted to clients. In the case of prepaid subscribers, the bonus depended on the level of consumption; in the case of postpaid subscribers, the bonus depended on the service plan. Besides the bonus in local call minutes to Vivo and fixed telephone lines, a monthly package of 20 SMS was granted. The promotion was held on a regional basis during this period, and the attraction was increased or decreased depending on the competition level of each market.

To guarantee a greater alignment among the offers so that they could be better understood by both clients and the sales force, these benefits were maintained through September when the new promotions “Recarregue e Ganhe” (Recharge and Win) (for prepaid plans) and “Ganhe na Hora” (Win Right Now) (Vivo Control) were launched.

Also in January, in order to boost the prepaid client base through recharge sales, Vivo launched the promotion “Recarga Muito Muito Muito Premiada”, with a distribution of prizes. To take part, the client had to register free of charge and every R$3.00 recharged, the client would be given a coupon to run in the raffle of a house worth R$100,000.00, a car and R$20,000 – all prizes to be awarded to the same winner (the house and the R$20,000 were paid in special savings bonds). All recharges could participate in the promotion, considered innovative and all inclusive, since it allowed for the participation of the entire client base. In addition, the promotion granted instant prizes in Vivo services (call minutes, text messaging, Vivo Alert) for all recharges of R$12.00 or more, and 75,000 gift cards of under R$ 400.00 (worth R$ 50, R$100, R$200 and R$400) for clients to use. The promotion ended in April, when the prize was raffled, the winner being a lady who lived in the city of Paulo Afonso in the state of Bahia.

Also in the first quarter of 2009, with it as they with the objective of boosting data service sales, an offer with 50% discount in Vivo Internet plans for the first three months was granted. Driven by the expanded 3G network coverage, this promotion was highly successful and was continued throughout the year.

b) Second Quarter

In the early part of this quarter, maintaining its focus on the satisfaction and retention of its current clients, Vivo made great advances in resolving client problems by anticipating possible demands. After undertaking an individual diagnosis, proactive contacts were made with clients in order to address whatever specific needs they had. One of the most important steps was to adjust the plans to user profiles.

In the Internet business segment, following the new highly portable computer trend, Vivo pioneered an exclusive offer of a netbook with an embedded 3G in April. According to this offer, the client who purchased a computer was given a free 90-day trial period to Vivo Internet 3G, and the possibility of acquiring this service after this period. This action was made in partnership with Positivo, a domestic leader in computer sales. The partnership between Vivo and Positivo started in 2007, and this was yet another successful undertaking with this partner.

To encourage transactions by the prepaid client base, the company extended the sale of the R$3.00 recharge card, previously limited to the states of Paraná and Santa Catarina, to all of Brazil. This step buttresses Vivo’s commitment, as established in its mission statement, of “creating the conditions to enable a greater number of people to connect to each other”.

In May, it again innovated in the way it encouraged the sale of recharges through the “Torpedo SMS” promotion, which is a card designed exclusively for text messaging. For R$10.00, the client is entitled to send 100 messages to any cell phone in Brazil. In this promotion, each message sent cost R$ 0.10, a 70% abatement on the regular rate of R$0.36 (the applicable rate at the time the promotion was under way).

c) Third Quarter 2009

In July, the “Final de Semana Turbinado” (Hyped Weekend) promotion granted a call minute bonus for Vivo to Vivo calls made on weekends. The offer was given to card recharges of R$12.00 and higher, and ran as of the beginning of September. Its purpose was to increase the average total spent on recharges, particularly those of higher value, since bonuses were given based on a scaled bonus system.

In June and July, Vivo bet on a new kind of promotion, “Meu Primeiro Smartphone” to step up the number of clients accessing the Internet, at most reasonable prices both for the service (“Vivo Escolha 90 + Pacote 50 MB” for under R$99.00) and for the handsets (some were given free of charge). The promotion helped stimulate use of smartphones and data by a greater number of people, thus reducing the perception that this product was too costly. Simple and affordable, the offer fostered high data penetration in smartphones sales and boosted sales of postpaid plans.

Based on the same concept, Vivo launched a promotion called “Pais Família Smartphone” forFathers’ Day. As an evolution of the offer of the “Meu Primeiro Smartphone” promotion, a new combo was made available at a very reasonable rate: “Vivo Escolha 180 + Pacote 500 MB” for under R$ 169.00. In addition to this offer, subscribers to plans superior to Vivo Escolha 180 were entitled to share minutes and make unlimited calls to family members for only R$9.90 for each attached line (without paying the monthly rate of R$10.00 for the Family Package for 12 months).

In August, the sale of Vivo Residencial was started up across the state of São Paulo. As a result, Vivo began to sell this product in its entire operations area, which allowed for the launch of “Seleção Vivo” in September. This is a three-in-one combo that includes Vivo Postpaid Plan + Internet + Vivo Residencial, at a good discount in the rate, and is targeted at higher added value clients requiring a complete communications solution that provides mobility, which is perfectly in tune with the Vivo strategy of fully satisfying client’s real needs.

In September, Vivo made an adjustment to its recharge portfolio by changing the type of bonus offered, the face value of the recharges and the validity of the R$12.00 recharge. As a result of this change, all recharges started to grant text messaging bonuses for Vivo-to-Vivo calls, including the R$3.00 and R$6.00 cards, which previously only gave out call minute bonuses to be used at night or on weekends. The text messaging bonuses were handed out on a scaled bonus system, that is, the higher the recharge total, the greater the bonuses. It also withdrew from the market some formerly sold recharge cards of a given value, which were replaced with others. Recharge cards of R$6.00, R$17.00, R$22.00 and R$27.00 were withdrawn and, in their place, new recharge cards of R$8.00 (valid for 10 days), R$18.00 and R$25.00 (both of which are valid for 90 days) were introduced. The validity of the R$12.00 recharge was changed to 30 days in order to increase client recharge frequency.

Significant changes were also made in September in Control and Prepaid promotions. The “Recarregue e Ganhe na Hora” promotion for prepaid plans, and “Ganhe na Hora” promotion for control plans were launched. These initiatives helped enhance the sale attraction of the Vivo Você plan considerably, resulting in subsequent market share gains.

Control plan clients were given a bonus ranging from R$750.00 to R$1,000.00 every month (depending on the region) for local calls to Vivo cell phones, fixed telephone lines and texting. Prepaid plan clients were awarded a bonus of up to R$1,000.00, depending of the recharge total, which they could use for these same services. This was a regional promotion, tailored to the needs of each market.

The “Recarregue e Ganhe na Hora” promotion ran through the end of 2009, although a few adjustments were made to its mechanics in November.

d) Fourth Quarter

November was the month in which the largest promotion package for postpaid plan clients was launched on the market: “Vivo Você” (Vivo You). From this new portfolio, clients may choose two additional service packages to customize their plans. As a result, the user will match the plan to his or her profile and maximize use of the services provided by Vivo. Furthermore, the new plans offer exclusive structural benefits, such as free call minutes to speak to their elected phone numbers and unlimited roaming. This means that they are not charged the additional (AD) and roaming (DSL) fees.

The last two months of the year, during the Christmas Season, were marked by the introduction of important data services as well as an advertising campaign for Vivo Você, which took advantage of the vacation period to emphasize the unlimited roaming and domestic long distance call (DDD) minutes.

In the data segment, with the popularization of smartphones and growing demand for this type of handset by the prepaid public, an innovative offer was placed on the market: on purchasing a certain Vivo Prepaid smartphone, the client had the right to one year of unlimited access to Internet and e-mail services. Another point that set this launch apart from others was that the product was tailored to a key prepaid sales channel – the retail market. A special product was developed for the retail store shelf, with a differentiated package, and the services could be activated by the clients themselves.

Prepaid Internet was also launched following the creation of a kit comprising a 3G modem, a prepaid chip and 30-day Access to the Internet. What makes it different from others is that this product is practical, since the client can register, recharge and contract the service from his or her own computer and the client may contract the service for whatever time he or she desires. There are three options: Daily Vivo Internet (for use up to 23:59 of the following day); Weekly Vivo Internet (for use up to 23:59 of the same day of the following week) and Monthly Vivo Internet (for use during 30 days).

The new regulations for the promotion “Recarregue e Ganhe na Hora até R$1,000.00” for prepaid plan clients were put into force in November: bonuses were granted for R$12.00 or higher recharges; use of the bonus for fixed telephone lines was limited to 10% of the total bonus; and the validity of the bonus for R$12.00 recharges was shortened from 30 to 15 days.

At the closing of the year, Vivo increased its focus on the sale of service packages to prepaid plan clients. An adjustment was made to the rate (the package of 100 SMS messages was sold at R$ 9.90) and new promotions were placed on the market (the domestic long-distance calls in partnership with Telefônica, selling 15 minutes to any Vivo cell phone in Brazil for R$8.40). In addition, new sales channels were opened: clients may now purchase these services via URA, by calling the number *9006 on their own cell phones, or by texting a message to the number 7333.

Corporate Segment

A business unit focused on the corporate segment, Vivo Empresas plays an important role in connecting the Brazilian business community, providing quality excellence in communications to companies of all sizes, and the integration of its corporate communities and their employees to foster the development of business value chains.

According to a study carried out by Instituto Ipsos, Vivo Empresas advanced its leadership position in the corporate segment, and now has a larger corporate client base, with a 31% share of the total. Despite the financial crisis that hit the corporate market in 2009, Vivo registered a 16.5% increase in number of corporate accesses over 2008. In addition, it reported a significant positive portability result, having attracted a relevant number of clients from its competitors.

Also according to Instituto Ipsos, Vivo Empresas was considered the best operator providing data transmission services. This fact is demonstrated through its excellent performance in data solutions, with a 137% rise in sales of modems for mobile Internet access and 81% rise in the sale of smartphones and PDAs in relation to 2008.

The main actions undertaken by Vivo Empresas in 2009 were:

- Nationwide operations with the integration of Telemig in Minas Gerais and start-up of operations in Pernambuco, Ceará, Rio Grande do Norte, Alagoas, Piauí and Paraíba states.
- Launch of a local intra-network package, a service that allows for communications between companies and Vivo community members.
- Launch of a new Client Relations Model, with the implementation of relationship consultants for all managers for corporate clients.
- Launch of innovative products such as the new Torpedo Empresas platform and shared packages for machine-machine communication.

In 2010, Vivo Empresas will reaffirm its commitment to quality and client satisfaction and will also provide innovative products and services for company businesses, to increase corporate value by either reducing costs or increasing productivity and efficiency.

3 – Business Performance

Vivo Part is a holding company that controls the operators Vivo S.A. and Telemig Celular S.A., both of which are authorized to provide personal mobile services across the country. The various indicators showing the company’s quality performance are shown below.

Infrastructure – Network

On December 31, 2009, Vivo’s mobile telephony network covered 3,451 municipalities with WCDMA, GSM/EDGE, CDMA and TDMA digital technologies as well as analogical technology. This is equivalent to 62.01% of all Brazil’s municipalities or 88.66% of its population.

During the year, Vivo continued implementing the GSM/EDGE network across its operations area. The year closed in December with coverage extended to 645 municipalities in São Paulo; 402 in Rio Grande do Sul; 461 in Paraná and Santa Catarina; 170 in Rio de Janeiro and Espírito Santo; 294 in Bahia and Sergipe; 610 in Minas Gerais; 249 in the Northeast Region; and 620 in the Center-west and North Regions, totaling 3,451 municipalities that have this type of network

In December 2009, the WCDMA network covered 91 municipalities in São Paulo; 65 in Rio Grande do Sul; 35 in Paraná and Santa Catarina; 62 in Rio de Janeiro and Espírito Santo; 37 in Bahia and Sergipe; 38 in Minas Gerais; 164 in the Northeast Region; and 79 in the Center-west and North Regions, totaling 579 municipalities covered by a network operating with this type of technology.

During the year, the company expanded the capacity and coverage of its GSM/EDGE and WCDMA networks in order to absorb the increase in voice and data traffic volume. At the same time, it guaranteed excellent performance results, compliant with ANATEL’s network indicators.

Distribution Network

Vivo closed 2009 with a reported 336 self-owned sales points, 307 of which were stores, 23 kiosks, two megastores, two virtual stores and two telesales channels. Its self-owned stores and kiosks were distributed as follows: 92 in São Paulo; 49 in the states of Rio de Janeiro and Espírito Santo; 35 in Rio Grande do Sul; 37 in the states of Paraná and Santa Catarina; 21 in the states of Bahia and Sergipe; 65 in the states of the Center-west and North Regions; 30 in Minas Gerais; and seven in the Northeast Region.

Added to the 11,142 sales points of its efficient authorized dealer network – retail and resale – Vivo was able to maintain its top ranking position, totaling 11,478 service sales points.

To recharge their credits, prepaid plan subscribers had 514,584 sales points available to them in 2009. These included self-owned stores, authorized dealers, lottery shops, post offices, Banks and small retail shops, such as drugstores, newspaper stands, bookstores, bakery shops, gas stations, bars and restaurants, which are supplied by our physical card dealers and virtual distributors. Card recharging is also possible using a VISA and Mastercard debit or credit card at any of their ATMs, or by phone.

Information Systems

Vivo’s business is strongly based in information technology. Due to its ongoing growth, the company has to expand its IT environment in order to adequately support its operations. A new project called the New Data Center was then set in motion, which aims to build new modular facilities to house its computational environment, by 2019.
In line with Vivo’s strategy of being a client-oriented enterprise, and to establish quality experiences in all company interactions, the NFO - Vivo 360 project has developed a new CRM system that provides simple, standardized and integrated servicing.

In 2009, we completed a relevant phase of the Vivo MG Consolidation Program, which was designed to align MG regional operations with the national processes and system, so that it would have a single portfolio of products and services, and thus simplify operations and management of the business and IT areas.

Operating Performance

At the end of 2009, VIVO totaled 51,744 thousand customers, reassuring its leadership with 29.75% market share. The figures below show Vivo’s operating performance:

ARPU (average revenue per user) of R$26.5 posted in 2009 was 9.2% lower than in 2008, due to the increase in the number of customers, which has an arithmetic impact on such indicator, as well as to the use of more bonus relating to the usage incentive campaigns. Total MOU (average monthly minutes of use by customer) recorded in 2009 was 82 minutes.

SAC (subscriber acquisition cost) was R$77 in 2009, down 3.8% when compared to 2008, which reported R$ 80. The decrease is due to a reduction in subsidies, despite a more intense business activity. The growth in net additions only in SIM Cards (Chip) with GSM technology contributed to such decrease.

4 – Economic and Financial Performance

In R$ million	2009	2008	Var.(%)
Net Operating Revenue	16,363.2	15,819.1	3.4%
Operating Costs and Expenses	11,144.9	10,951.6	1.8%
EBITDA	5,218.3	4,867.5	7.2%
Income (Loss) for the Year	857.5	389.7	120.0%
Net Debt	3,786.0	5,302.1	-28.6%

Operating Revenue

The net operating revenue of Vivo grew 3.4%, increasing to R$ 16,363.2 million in 2009 against R$ 15,819.1 million in 2008, due, mainly, to the increase in the revenue as a result of the growth in the customer base.

The net service revenue grew 5.9%, totaling R$ 15,005.7 million in 2009, against R$ 14,170.0 million in 2008. Such growth reflects the increase in almost all the items, as a result of the increase in the customer base in 2009, as well as the offer of new products and services.

The net handsets revenue in 2009 was R$ 1,357.5 million, a 17.7% reduction in relation to 2008, which recorded R$ 1,649.1 million. Such increase is related to the business activity in the year, with net additions only in sales of SIM Cards.

Operating Costs and Expenses

The operating costs, including depreciation and amortization, increased by 3.0%, coming to R$ 14,402.4 million in 2009, mainly due to the increase in expenses with services rendered, offset by a reduction in the Provision for Bad Debtors, which recorded a 31.7% reduction.

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) was R$ 5,218.3 million, 7.2% higher than in 2008. The EBTIDA margin of 31.9% was 1.1 percentile point higher than in 2008. Such growth was a result of the increase in the company’s revenues due to the increase in the customer base and efficient cost control, arising out of the improvement in processes.

Result for the Current Year

The consolidated income for the fiscal year, calculated pursuant to the corporate law criteria, records a Net Profit of R$ 857.5 million in 2009, an increase of 120.0% in relation to 2008, thus reflecting a better operating and financial performance.

Loans and Financing

By the end of 2009, the Company´s gross debt was R$ 5,124.5 million (R$ 8,003.1 million by the end of 2008), of which 14.9% were denominated in foreign currency and entirely protected by hedge transactions. The accounting of the financial instruments, financial assets and liabilities is according to Law 11.648/07, to CVM (Brazilian Securities and Exchange Commission) and to CPC (Accounting Pronouncement Committee) resolutions.

The indebtedness recorded on December 31, 2009 was offset by cash and financial investments (R$ 1,349.1 million) and by derivative assets and liabilities (R$ 10.6 million payable), resulting in a net debt of R$ 3,786.0 million) (R$ 5,302.1 million at December 31, 2008).

In the comparison of the net debt at December 31, 2009 over 2008, there was a decrease of R$ 1,516.1 million. This reduction is mainly due to the CAPEX payment flow throughout 2009, payment of interest on the own capital in December 2009, lower debt cost (actual interest rate of 9.88% in 2009 and 12.38% in 2008), offset by another year of strong and consistent operating cash generation.

The debt profile has improved. Out of the debt total at December 31, 2009, 81.4% was at long term (68.2% at December 31, 2008). One of the main factors which contributed to the change in the debt profile was the increase in long-term structured transactions with development banks, such as BNDES and BNB, and funding in the capital market, such as the 4th issued of debentures in the total amount of R$ 810.0 million.

5 – Investments – CAPEX

In 2009, Capex investments were important for Vivo achieving its goals. Based on consistent strategies with a view to sustainable growth, Vivo invested R$ 2,369 million in 2009.

Funds invested in Network totaled R$ 1,522 million, allowing Vivo to keep its network quality leadership supporting its accelerated growth, increase the GSM/EDGE capacity by sustaining voice traffic offers, continuing the WCDMA/HSPA network expansion, the growth in the Northeast region operation, achievement of coverage goals set by the Anatel and transmission projects seeking operating costs reduction.

Additionally, investments were made for systemic integration roll out in Minas Gerais operations and acquisition and beginning of implementation of a new Data Center. Vivo also implemented innovation projects and new launching of services, which include the prepaid mobile internet.

We further invested in physical channels by offering a new store concept for a better customer assistance experience, causing our Customer satisfaction indexes to grow even more.

The Board of Directors of Vivo Participações approved total investments for 2010 in the amount of R$2,490 million.

6 – Capital Market

The São Paulo Stock Exchange index – Ibovespa, posted 68,588 points at the end of 2009. During the year, the Ibovespa recorded gains of 82.7%, while the Dow Jones Industrial Average (DJIA) recorded gains of 18.8%. The average daily volume of transactions traded at São Paulo Stock Exchange – Bovespa in 2009 was R$ 5.3 billion, recording a 4.3% reduction in relation to 2008.

The market value of the registered common shares – ON (VIVO3) and of the registered preferred shares – PN (VIVO4) was, respectively, R$ 54.00 and R$ 54.48 at the trading session of 12/30/2009, with an appreciation of 90.8% and 92.9%, respectively, in 2009.

At NYSE, the ADRs were traded at the year end for the price of US$ 31.00, 147.2% up, recording a total trading volume of 106,949,075 outstanding ADRs. In average, US$ 38.52 million were daily traded in 2009.

Per share	2009	2008
Book Value (R$)	27.25	23.23
ADR Price in US$	31.00	12.54
Preferred Share Price (R$)	54.48	28.24
Common Share Price (R$)	54.00	28.30

The Company’s Capital Stock in December 2009 was R$ 8,780,150,322.86, represented by  137,269,188 common shares and 263,444,639 preferred shares.

Dividends and Interest on Own Capital

The Company proposed a dividend payment of R$ 2.049299159273 per share, under equal conditions for common and preferred shares, in the total net amount of R$ 818,879,660.08.

Such dividends, declared based on the closing balance sheet of 2009 to the holders of common and preferred shares, is made up of interest on own capital in the amount of R$104,135,762.30, with 15% withholding income tax, resulting in total net interest of R$ 88,515,397.96, which were approved at the meeting of the Board of Directors held on December 14, 2009 and deducted from the dividends, in conformity with article 9 of Law no. 9249/95, and added to the dividends in the amount of R$ 730,364,262.13. The proposal will be submitted to the General Shareholders’ Meeting to be held in 2010, for approval.

Merger of Telemig Celular Participações and Telemig Celular

By a notice of relevant fact, on May 29, 2009, Vivo communicated that the Board of Directors of Vivo, Telemig Celular Participações S.A. (TCP) and Telemig Celular S.A. (TC), approved the terms and conditions of the corporate restructuring involving the companies, which were submitted for approval of the General Shareholders’ Meetings of the referred companies held on July 27, 2009, having been approved such as they were proposed.

The exchange ratios for the shares issued by TC that were merged into TCP and for the shares issued by TCP that were merged into Vivo were determined based on the respective economic values thereof, as calculated by Citigroup Global Markets Inc. (“Citi”), based on the discounted cash flow methodology, at March 31, 2009, as well as on the recommendations of the Special Committees, resulting in: (i) TC/TCP exchange ratio – 17.40 shares of TCP of the respective series were issued for each common or preferred shares of TC; (ii) TCP/Vivo Part exchange ratio –1.37 shares of Vivo of the respective type were issued for each common or preferred share of TCP. By the end of the Corporate Restructuring, the TC shareholders whose shares were merged into TCP received shares in Vivo.

At a Special Shareholders’ Meeting (AGE) held on November 13, 2009, the merger into Vivo and consequent extinguishment of Telemig Celular Participações was approved, which approval was previously submitted to Anatel for examination, having been approved by Anatel on November 04, 2009. Such merger was carried out in continuance with the corporate structure simplification process, which started-up on July 27, 2009, with the approval by the respective shareholders.

By notice to the market, Vivo disclosed to its shareholders and to the market in general that it filed a request with the National Telecommunications Agency (Anatel) on December 03, 2009 for prior approval of the merger of Telemig Celular S.A. into Vivo, in conformity with the provisions set forth in Law no. 9472/97 – General Telecommunications Law, in the Regulation for Determination of Share Control and Transfer of Share Control to Telecommunication Providers, approved by Resolution no. 101/1999, and on the other applicable regulatory instruments.

At a Special Shareholders’ Meeting (AGE) held on November 30, 2009, was approved the inclusion in the Company´s purpose the activity of offering mobile services, to allow for the future incorporation referred above.

The Company shall keep its shareholders and the market informed about the progress of its request analysis.

More information about the transaction is available from Vivo’s website – Investor Relations  (www.vivo.com.br/ir).

Ownership structure in December 2009:

CAPITAL STOCK OF VIVO PARTICIPAÇÕES S.A. on December 31, 2009
Shareholders	Common Shares		Preferred Shares		TOTAL
Brasilcel, N.V.	52,731,031	38.4%	91,087,513	34.6%	143,818,544	35.9%
Portelcom Participações S.A.	52,116,302	38.0%	24,669,191	9.4%	76,785,493	19.2%
TBS Celular Participações LTDA	17,204,638	12.5%	291,449	0.1%	17,496,087	4.4%
Controlling Shareholder Group	122,051,971	88.9%	116,048,153	44.1%	238,100,124	59.4%
Treasury shares	0	0.0%	1,123,725	0.4%	1,123,725	0.3%
Others shareholders	15,217,217	11.1%	146,272,761	55.5%	161,489,978	40.3%
TOTAL	137,269,188	100.0%	263,444,639	100.0%	400,713,827	100.0%

7 - Corporate Governance

Investor Relations

Vivo Participações S.A. has been working with the constant purpose of improving its corporate governance practices, upon promoting a professional management and awarding equal treatment to all its shareholders.

In order to keep the capital market informed about the operations of the Company, meetings were conducted along year 2009 with analysts and investors, as well as several events have been accomplished. Further, Vivo Participações S.A. keeps information and communication channels available by telephone, e-mail and website (www.vivo.com.br/ir), containing updated information about the Company´s operations.

Sarbanes-Oxley

Compliance with Section 404 of Sarbanes-Oxley Act of 2002

As from the fiscal year ended December 31, 2006, Section 404 of Sarbanes-Oxley Act of 2002 has required Vivo Participações to include in its annual reports – Form 20-F – a Management Report on Internal Controls Related to Financial Statements.

Said report shall be available in form 20-F referring to fiscal year 2009 and will attest that the internal controls have been evaluated in conformity with the rules of the North-American regulatory authorities.

The Board of Executive Officers of Vivo reaffirm their commitment to the effectiveness of their internal controls, in conformity with the best corporate governance practices, transparence and value generation to shareholders at long term.

Code of Ethics

The purpose of the Code of Ethics is to set parameters for compliance with policies, regulations and other applicable rules, based on honest, accurate and ethic behavior. The policy applies to all the company’s employees, elected directors and officers (President and Vice-Presidents) and non-elected officers (General Directors, Executive Officers, Division Officers and Managers).

Policy for Disclosure of Relevant Act or Fact and Disclosure Committee

The Policy for Disclosure of Relevant Act or Fact was set up by the Board of Directors of Vivo Participações in compliance with Article 16 of CVM Instruction no. 358, dated January 03, 2002.

The ultimate responsibility for the disclosure of relevant information, act or fact is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two of them being responsible for authorizing the information to be disclosed, while the Investor Relations Officer is responsible for the communication itself of the relevant information, under the terms of the provisions in the Relevant Act or Fact Policy and in CVM Instructions 358/02, as amended by Instruction 369/02.

Said disclosures are reviewed by the Disclosure Committee in support to the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information, Relevant Acts and Facts of the Company, ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

Policy for Agreements with Related Parties

As provided for in Article 9 of the Company’s Articles of Incorporation, the prior approval by the General Shareholders’ Meeting shall be required for the execution of agreements with related parties whose terms and conditions are more burdensome to the company than those usually adopted on the market for agreements of the same nature.

Audit and Control Committee

The Audit and Control Committee is a collegiate body, being made up of three members of the Board of Directors. It is governed by the rules set forth in its Bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the Articles of Incorporation of the Company.

Board of Directors

The current Board of Directors of Vivo is made up of nine members. The directors are elected for three-year terms of office by the General Shareholders’ Meeting, which is also empowered to dismiss them. Reelection is permitted.

Meetings of the Board of Directors are regularly held once in every quarter period and specially held whenever necessary. None of its members occupies an executive position and three of its members are independent directors, as required in the Sarbanes-Oxley Law.

Statutory Audit Committee

The present Statutory Audit Council is made up of three effective members and three deputy members elected by the General Shareholders’ Meeting for a one-year term of office. The Statutory Audit Council has a permanent nature, holds regular meetings once in every quarter period and special meetings whenever called by the chairman of the Board of Directors or by two members of the Statutory Audit Council.

Board of Executive Officers

The Company has seven Executive Officers, who may be shareholders or not, all Brazilian residents elected by the Board of Directors, for a three (3)-year term of office, for the positions of Chief Executive Officer, Executive Vice President of Finance, Planning and Control, also exercising the office of Investor Relations Office, Executive Vice President of Operations, Executive Vice President of Marketing and Innovation, Vice President of Networks, Vice President of Compliance and Vice-President of Resources. One same executive officer may hold more than one position, but no executive officer may be a member of the Board of Directors.

8 – Research and Development

Being ahead of the market trends and requirements is of paramount importance for supporting a business in the technology industry. Investments in research and development make it possible to get in touch with the emerging technologies that will be impacting the future of mobile communication systems. It is an effort to envisage applications that will be part of our day-to-day activities in the years to come.

As the leading company in its market segment, Vivo has been investing in research and development programs with universities and research centers since 2001. During these years of work, several projects were implemented, enabling Vivo's technical team to develop and use innovative technologies to ensure the company's competitive differential.

Vivo currently has an agreement with the Federal University of Rio Grande do Sul (UFRGS). Such agreement allows VIVO to keep a laboratory at the university premises, where new technology research and development projects are carried out, and providing support/stimulation to the Company’s technological innovation processes. Another such agreement was entered into towards the end of 2004 with the Research and Development Center (CPqD) in Campinas (SP) for assessments and studies of new technologies. In 2009, the process for establishing an agreement with the Center for Studies and Advanced Systems of Recife (CESAR) was started.

These initiatives contribute to the human and professional development of the employees involved in the process by allowing the development of interaction activities with new work groups, ideas and knowledge. In addition, Vivo has been further increasing its relations with the Brazilian society and scientific community by means of publications and the development of new technologies. As a result, innovative tools and processes have been generated and are helping the company keep its technological leadership.

9 – Human Resources

People, to Vivo, are the major differential, which turns human resource management into a constant search for improvement. Its practices have been recognized by the market, as show by prizes and awards Vivo was given, such as its inclusion among “The 150 best companies to work with in Brazil”, in Exame/Você S.A. guide; and among “The 60 best IT and Telecom companies to work with”, and one of the “12 Best companies to work with – the largest”, both awarded by Great Place to Work.

Talent Attraction and Retention

In order to retain talents and provide new career opportunities, Vivo has adopted a people management strategy directed towards professional, personal and material development of its employees. The In-House Opportunities Program has provided the internal staff (employees, trainees and outsourced labor) has access to all the career opportunities available. There were around 2,894 vacancies filled in 2009. The Company has also increased its trainee program, having provided access of university students to the organization, via web application, in addition to formally offering a formation program for these young people, with training and on-line evaluation. The Trainee Program, in its 9th edition, was attended by 18 young talents who were provided with specific qualification and project development in the areas where they operate.

Vivo has focused on a fair, balanced and updated compensation policy, in line with the telecommunications market trends and challenges. In 2009 a total 1,945 employees – 19% of the effective staff – were recognized by promotion and merit policies.

Professional Qualification and Development

The highly competitive market and the need to keep leadership have continued to demand efforts and investments from the Company in providing continuous development for its professionals. In 2009, there were 8,469 employees trained, for a total of 79 thousand hours, in programs designed to develop leadership abilities, strengthen the internal culture, focusing on customer, and technical qualification. Remote training was consolidated in 2009, with 115 courses offered to Vivo employees and partners’ employees, with 242 thousand hours of instruction and 389 thousand employees having participated.

Private Pension Plans

VivoPrev plan, approved in August 2007, was developed with the purpose of gathering all the qualities of the current pension plans. It was prepared as from a modern concept of Complementary Pension Plan, and is designed to meet the expectancies of different profiles of Vivo employees.

With VivoPrev, the Company shows its concern with the employees’ welfare, thus enhancing even more the already differentiated package of benefits offered by the Company.

In the period from May 01 to July 31, 2009, there was the second process of migration from the former private pension plans TCPPREV, TCOPREV, Visão and PBSs (PBS Telesudeste Celular, PBS Teleleste Celular, PBS Tele Centro Oeste Celular and PBS Telesp Celular) to VivoPrev, the new plan. In Telemig Celular S/A, the plans currently available are Celprev, a defined contribution plan, and PBS, a defined benefits plans.

In-company Environment

Vivo has made its best efforts to continuously improve the internal communication of results and intensify the actions for stimulating the involvement of its employees in the company’s challenges. The customer-oriented principle and the achievement of goals were the focus of attention for everyone. One of the key initiatives is the “Vivo para o Cliente” Program, which has been allowing employees who are not in contact with the “front line” to become aware of the daily reality of customer assistance at stores, call centers and corporate customers. In addition to inputting suggestions for improvement, this program enabled the participants to change their own attitudes and decisions which impact customers. In the end of the Program, participants and executive officers discuss their experience and suggestions.

Other differentiated internal communication actions are the presentation of the quarter results by videoconference and the prior presentation to the employees of each new marketing campaign, with the purpose of involving, guiding and engaging them in business actions. Such kind of initiatives combines information and motivation, contributing for the employees not only to become aware of and committed to, but also to be proud of working in the company.

In order to strengthen the internal culture of awareness of the company’s business and commitment on the part of the employees with professional updating and self-development, Vivo launched “Mais Vivo”, an interactive portal which stimulates the employees to become informed and updated on company’s business issues, interact by taking part in communities and chats, rewarding the participants with points to be exchanged for prizes.

Conducted every year, the Research on Employees Satisfaction is an important tool for organizational environment monitoring. After each research, meetings are held for communication of the results, identification of improvement opportunities and development of action plans. In 2009, the satisfaction index recorded 8.24 and the research was answered by 85%. These indicators evidence the staff’s commitment to keep an excellent in-company environment.

Labor Staff

The total labor count in the end of 2009 was 10,598, against 8,386 in 2008. The distribution by activity is as follows:

Area of Activity	2009	2008	% var
Technical and Operations	2,333	2,350	-0,72%
Marketing and Sales	5,214	2,773	88,03%
Customer Assistance	1,303	1,429	-8,82%
Financial and Administrative Support	1,748	1,834	-4,69%
TOTAL	10,598	8,386	26,38%

Adhesion to the Private Pension Plans represented 41.9% of the total labor count, which means 4,443 workers (December 2009).

10 – Socio-environmental Responsibility

Vivo carried out important Socio-environmental and Cultural actions in 2009. By implementing projects, the Company invested more than R$15.8 million in Socio-environmental and Cultural actions, with an outstanding performance in several fronts.

Socio-environmental Projects
The Socio-environmental initiatives are broken down into five fronts: Vivo’s Education Network, Vivo’s Social Inclusion Network, Vivo’s Social Management Network, Vivo’s Volunteer Network and Vivo’s Environmental Management Network.

Through Vivo’s Education Network, the purpose of which is to connect people thinking about a new education in the society network and how the mobile Technologies may contribute to these new education projects, Vivo conducted the “Network Society and Education” seminar, structured on a collaborative basis, using the website: http://vivoeduca.ning.com. The ideas which emerged from the event, the network and the society’s contributions were turned into raw-material for guiding Vivo’s Policy for Social Investment in Education. The network currently has 1,800 members debating new forms of education.

The Health & Joy Project developed in Legal Amazon, in the city of Santarém (PA), which deals with issues such as Environmental Education, Educommunication and Community Communication Network also benefited from the implementation of ERB Pedro Teixeira, in Belterra (PA) in November. This made it possible to connect Saúde & Alegria (PSA) [Health & Joy] NGO, which provides assistance to 20 thousand from 175 small towns located in three municipalities in the Western region of Pará State (Belterra, Aveiro and Santarém) with the world.

Vivo’s Social Inclusion Network seeks to support and develop social inclusion and educational projects turned to able and disabled youngsters. The “Eu Vivo Remando” project, which was developed with the purpose of enabling youngsters with some kind of disability to exercise this kind of sports, in order to form a professional competition team that will be able to represent Vivo in the future in several championships of this category, such as the 2011 Pan-American Games and the 2012 Para-Olympic Games, increased the adapted rowing team from 15 to 30 athletes.

The accessibility actions also increased in 2009. In addition to the audio-description provided in plays performed at Vivo Theater to visually disabled people, the social inclusion actions were extended to operas. Vivo Theater also offers interpretation in the Brazilian Sign Language (LIBRAS) to people with hearing disability.

With Social SMS actions, an initiative that develops social campaigns with Vivo customers, Vivo has sent more than 30 million alert messages containing public utility messages, such as vaccination campaigns and corruption fighting. The Celular Amigo (Friend Cellular Handsets), a project that connects the community to the local Tutelary Councils, donated approximately 1000 cellular handsets and credits to the Tutelary Councils in Brazil.

Vivo’s Social Management Network, by means of the Fund to Children’s and Youth’s Rights, assigned funds to projects such as the Pro-Board Seminar, which gathers 2 thousand members of boards for children’s rights in order to discuss and share knowledge about such issue.

Vivo’s Volunteer Network, on its turn, engaged in campaigns for collecting and donating materials to the victims of the floods in the South of the country, and clothes and toys to children at Christmas’ time.

In Vivo’s Environmental Management Network, the key project is the expansion of the “Vivo’s Recycle your Cellular Phone” program, turned to recycling of cellular handsets, accessories and batteries. Vivo closed year 2009 with more than 3.5 thousand points of collection and receipt of 113,615 handsets and 439,836 items. Since the beginning of the program, in 2006, 883,583 handsets and more than 2 million items have been forwarded to recycling and proper disposal.

Sustainability

In addition to all the foregoing actions, Sustainability has gained a differentiated space. Vivo was selected for inclusion in the ISE 2009-2010 (Sustainability Index) portfolio. The group is made up of 43 shares of 34 companies that recorded a high degree of commitment with sustainability and corporate governance practices.

This has been another important achievement for the company, once sustainability is one of its central action values.

This issue has been discussed with its stakeholders. In 2009, the company launched Vivo’s Sustainable Multiconnection, a communication platform for collective building of Vivo’s Sustainability Policy.

Multiconnection allowed more than 20 meetings to be held, including personal attendance and videoconferences throughout the country with the participation of representatives of several stakeholders. Currently, more than 900 employees discuss ideas and sustainable practices within the NING virtual environment.

Culture

In the Cultural front, 2009 was a year of intense activity. The actions have been projected with a view to translate the new trends and ways for building a collective and collaborative action within cultural scope. Among these actions, the following are worthy of mention: Conexão Vivo, which operates within the music and independent musical production universe; Vivo EnCena, directed to scenic arts; Vivo Arte.Mov, focusing on mobile media art; and Vivo Lab, which gathers formation and experimentation initiatives in which audiovisual is in a permanent dialogue with different areas of knowledge, from art to culture.

11 – Awards

In 2009, Vivo was awarded several prizes, among which the following are worthy of mention:

  The 150 Best Companies to Work With in Brazil 2009, from Você S.A./Exame Guide.
  60 Best IT and Telecom Companies to Work With, from Great Place to Work.
  Best Companies to Work With – the largest – GPTW 2009.
  E-learnig Brasil Award –Silver category – Micropower.
  Telecom Top of Mind, from Datafolha.
  More Reliable Brand in the industry and 6th more reliable brand in Brazil, evaluated at R$ 5.93 billion by Consultoria Brand Finance.

12 – Independent Audit

The policy of Vivo Participações S.A. towards its independent auditors as regards the rendering of services not related to external audit is substantiated on principles that protect auditor´s independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his customer.

Our individual and consolidated financial statements were audited by Ernst & Young Auditores Independentes S.S. (“Ernst Young”) in relation to the fiscal years ended December 31, 2009 and 2008. The table below shows the total value we have been charged by Ernst & Young for the services performed in fiscal years 2009 and 2008, and is broken down by service category.

Year ended December 31, 2009 and 2008		2009	2008
Auditors’ Fees	(a)	7,658,492.94	6,462,387.13
Fees related to audit	(b)	1,767,452.64	774,642.81
Other	(c)	234,758.84	59,978.18
TOTAL		9,660,704.42	7,297,008.12

(a) These refer to the total amounts invoiced for the audit of our consolidated annual financial statements, review of the quarterly financial statements and certification services rendered jointly with the audit works
(b) These refer to the total amounts of the invoices relating to the issuance of audit compliance reports in conformity with Anatel’s regulatory requirements and appraisal reports for the shareholders’ equity based on the accounting books, for the restructuring process of the Company.
(c) These refer to training and reviews on tax procedures performed by our Company during the period.

The independence of these auditors is ensured to the extent that the referred works that were carried are supplementary to the audit services and, if not so, were performed by a staff acting independently in relation to the group in charge of the external audit works. Decision making about the adopted procedures was established by the Management of the company.

Policies and Procedures:

The Company´s and its controlled companies´ policies prohibit their independent auditors to be retained for rendering services that entail conflict of interest or loss of objectiveness thereof. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

13 – Outlooks and Future Plans

From a macroeconomic viewpoint, it is anticipated that Brazilian economy in 2010 will accelerate its growth, leaving behind the impact of world economic stagnation occurred in 2009, more strongly in the developed countries. There are indications that the growth level is expected to exceed the level recorded in 2009, still supported by internal demand and with improvement in the foreign scenario.

As far as cellular telephony is concerned, it is estimated that the growth will exceed the average growth of the economy. Among some highlights for 2010 are the consolidation of the mergers and acquisitions announced in 2009, the building and sharing of high speed networks (backbone, backhaul) for meeting the voice and data demand, bidding processes for new radiofrequency licenses, appearance of eventual new SMP players, continuance of the strong competition scenario, in which regulation for exploiting SMP services through a virtual network (MVNO) may have an important role, continuance of the focus on the data business, aiming at increasing the revenues, search for synergies and scale economies, customer retention and fidelity campaigns and actions, in addition to convergent offers among fixed telephony, mobile telephony, data and media services.

Within this context, Vivo intends to keep its leadership position on the Brazilian market, attempting to provide differentiated services marked by quality and excellence.

14 – Acknowledgments

The Management of Vivo Participações S.A. wishes to thank our shareholders, customers, suppliers and financial institutions for their cooperation and faith on us, and the employees, in particular, to whose devotion to the job and efforts we owe the results we have presented above.

São Paulo, February 10, 2010

The Management

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS
FOR FISCAL YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousand Reais, except as otherwise mentioned)

1. OPERATIONS

a. Equity Control

Vivo Participações S.A. (“Vivo Participações” or “Company”) is a publicly-held company that, at December 31, 2009, has as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S.A. and TBS Celular Participações Ltda., which jointly hold, treasury shares excluded, 59.6% of the Company’s total capital stock.
Brasilcel N.V. is jointly controlled by Telefónica S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.99% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.01% of the total capital).

b. Subsidiaries

At December 31, 2009, the Company is the 100% controlling shareholder of Vivo S.A. (“Vivo” or “subsidiary”) and of Telemig Celular S.A. (“Telemig " or “subsidiary”), which provide personal mobile telephone services, including activities that are necessary or useful for the performance of said services, in conformity with the authorizations granted to them.

At December 31, 2008, the Company was the 100% controlling shareholder of Vivo and held 58.9% and 7.4% in the total capital stock of Telemig Celular Participações S.A. (“Telemig Participações”) and of Telemig, respectively.

Telemig Participações was the controlling shareholder of Telemig, holding 83.25% of its total capital stock.

At November 13, 2009, Telemig Participações was merged into Vivo Participações (Note 1d).

c. Authorization and Frequencies

The subsidiaries’ business and the services they may provide are regulated by the National Telecommunications Agency (“ANATEL”), the Regulatory Authority (Federal Independent Agency) for telecommunication services in accordance with Law No. 9472, dated July 16, 1997 – General Telecommunications Law (LGT). Its actions are carried out, as a rule, by enactment of regulations and supplementary plans.

The authorizations granted by ANATEL may be renewed just once, for a 15-year period. Biannualy, after the first renewal, a payment of rates equivalent to 2% (two percent) of the company’s revenue for the preceding year, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service.

The subsidiaries engage in cellular mobile telephone services (Personal Mobile Service – SMP), including activities necessary or useful for the performance of said services, in conformity with the authorities granted to them, as follows:

Area of Service	Autorization Valid Until

Region 1
Rio de Janeiro
Radio frequencies 800/1900/2100 MHz	11/29/20 (band A), 11/30/20 (band L) and 04/30/23 (band J)

Espírito Santo
Radio frequencies 800/1900/2100 MHz	04/30/23 (band J) and 11/30/23 (band A and L)

Amazonas, Roraima, Amapá, Pará and Maranhão
Radio frequencies 800/2100 MHz	11/29/13 (band B) and 04/30/23 (band J)

Minas Gerais (except Triângulo Mineiro)
Radio frequencies 800/1900/2100 MHz	04/29/23 (band A) and 04/30/23 (band J)

Minas Gerais (Triângulo Mineiro)
Radio frequencies 800/1900/2100 MHz	04/28/20 (band E) and 04/29/23 (band J)

Bahia
Radio frequencies 800/1900/2100 MHz	04/30/23 (band J) and 06/29/23 (band A and L)

Sergipe
Radio frequencies 800/1900/2100 MHz	12/15/23 (band A and L)

Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte
Radio frequencieas 1900/2100 MHz	12/17/22 (band L) and 04/30/23 (band J)

Region 2
Paraná and Santa Catarina
Radio frequencies 800/1900/2100 MHz	04/08/13 (band B and L) and 04/30/23 (band J)

Rio Grande do Sul
Radio frequencies 800/1900/2100 MHz	12/17/22 (band A and L) and 04/30/23 (band J)

Distrito Federal
Radio frequencies 800/1900/2100 MHz	07/24/21 (band A and L) and 04/30/23 (band J)

Goiás and Tocantins
Radio frequencies 800/1900/2100 MHz	04/30/23 (band J) and 10/29/23 (band A and L)

Mato Grosso
Radio frequencies 800/1900/2100 MHz	04/30/23 (band J) and 03/30/24 (band A and L)

Mato Grosso do Sul
Radio frequencies 800/1900/2100 MHz	04/30/23 (band J) and 09/28/24 (band A and L)

Rondônia
Radio frequencies 800/1900/2100 MHz	04/30/23 (band J) and 07/21/24 (band A and L)

Acre
Radiofrequências 800/1900/2100 MHz	04/30/23 (banda J) and 07/15/24 (banda A e L)

Rio Grande do Sul (Pelotas, Morro Redondo, Capão do Leão and Turuçu), Mato Grosso do Sul (area of the CTBC) and Goiás (area of the CTBC)
Radio frequencies 1900/2100 MHz	12/07/22 (band L) and 04/30/23 (band J)

Region 3
São Paulo
Radio frequencias 800/1900/2100 MHz	04/30/23 (band J) and 08/05/23 (band A and L)

São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista)
Radio frequencia 800/1900/2100 MHz	04/30/23 (band J) and 01/20/24 (band A and L)

São Paulo (area of the Franca and region)
Radio frequencie 1900/2100 MHz	12/07/22 (band L) and 04/30/23 (band J)

d. Corporate Events occurred in 2009

At a Special Shareholders’ Meeting held on July 27, 2009, the shareholders of Telemig Participações and of Telemig approved the Protocol of Merger of Shares and Instrument of Justification, executed on May 29, 2009, which provided for the merger, into Telemig Participações, of all the shares of Telemig, with the holders of the merged shares of Telemig directly receiving the new shares to which they were entitled in the merger company, Telemig Participações (the shareholders received 17.4 new shares of Telemig Participações for each share of Telemig), in accordance with the exchange ratios agreed to at the Meetings of the Boards of Directors of the companies held on May 29, 2009.

At the same date, at a Special Shareholders’ Meeting, the shareholders of the Company approved the Protocol of Merger of Shares and Instrument of Justification, executed on May 29, 2009, which provided for the merger, into Vivo Participações, of the shares of Telemig Participações, with the holders of the merged shares of Telemig Participações directly receiving the new shares (for each share of Telemig Participações, its shareholders received 1.37 new shares of Vivo Participações), in conformity with the exchange ratio agreed to at the Meetings of the Board of Directors of the companies, held on May 29, 2009.

The merger of the shares of Telemig and of Telemig Participações did not entail any change in the number and composition by type of their shares, which are now ultimately owned by Vivo Participações. The holders of common and preferred shares of Telemig that were merged into Telemig Participações’ equity received new shares of Telemig Participações of the same type, that is, the merged preferred shares were replaced by new preferred shares of Telemig Participações, issued on behalf of their respective holders, and merged common shares were replaced by new common shares of Telemig Participações, issued on behalf of their respective holders. Following, and in the same manner, the holders of common and preferred shares of Telemig Participações merged into Vivo Participações’ equity received new shares of Vivo Participações of the same type. Accordingly, at the end of the transaction, the non-controlling shareholders of Telemig and of Telemig Participações became shareholders of Vivo Participações.

In conformity with the provisions in Law 6404/76, article 252, paragraph 1, combined to article 8, the Appraisal Report, prepared by an independent company, based on the economic value of the shares of Telemig Participações merged into the Company for purposes of determination of the capital stock of the Company, was approved at that same date.

As a result of the above described approvals, the subscribed and fully paid-up capital stock of the Company increased from R$6,900,422 to R$8,780,150, represented by 400,713,827 book-entry shares, of which 137,269,188 are common shares and 263,444,639 are preferred shares, all of them registered and with no face value.

The above mentioned capital increase, of R$1,879,728, was generated from the economic value of the shares held by the minority shareholders of Telemig Participações, the equity value of which which had an equity value of R$894,296. The difference between the economic value and the equity value of the acquired shares was recorded as a premium in the amount of R$985,432. Additionally, an amount of R$269,804 was recorded by Telemig Participações as premium upon the merger of the shares held by the non-controlling  shareholders of its subsidiary company, Telemig. A capital increase of R$460,372 was recorded in such transaction, generated from the economic value of the acquired shares, the equity value of which totaled R$190,568. The premium amounts were posted to the intangible assets (note 12).

The holders of common and preferred shares of Telemig and of Telemig Participações and of common shares of Vivo Participações who dissented from the merger of shares of Telemig and of Telemig Participações, were entitled, as from the date of the special shareholders’ meetings of the companies to withdraw themselves from the respective companies and receive reimbursement of the shares they own at the date of communication of the Relevant Facts. Such reimbursement represented R$23, relating to 405 shares.

The calculations prepared for the exchange ratios of shares of Telemig for shares of Telemig Participações and of shares of Telemig Participações for shares of Vivo Participações, pursuant to the previously described processes, resulted in share fractions which were re-allotted on the market at auctions held on September 24 and 29, 2009 at BM&F Bovespa. These over-allotment shares represent 54,169 common shares and 42,595 preferred shares, representing a net value of R$40.95 per common share, and R$43.19 per preferred share, to be paid pro-rata to the fractions held by the shareholders and investors prior to the auctions.

Because Telemig became a wholly-owned subsidiary of Telemig Participações, and that Telemig Participações became a wholly-owned subsidiary of Vivo Participações, the registrations of Telemig and of Telemig Participações on the Brazilian Securities and Exchange Commission (“CVM”) and on BM&F Bovespa were requested to be cancelled. The cancellation of the registration of Telemig was granted on September 16, 2009. The cancellation of the registrations of Telemig Participações on CVM and on BM&F Bovespa were granted on October 16 and 19, 2009, respectively. The request for cancellation of the registration of Telemig Participações on the NYSE was filed by the NYSE itself, through Form 25, on September 28, 2009. At December 15, 2009, the Securities and Exchange Commission (“SEC”) authorized the actual filing of Form 15 with itself, cancelling of the registration of Telemig Participações with the SEC as of that date.

At a Special Shareholders’ Meeting held on November 13, 2009, the merger of Telemig Participações into Vivo Participações and consequent extinguishment of Telemig Participações was approved. The appraisal and approval were submitted to ANATEL, with the referred approval being obtained on November 04, 2009. As a result of such merger, Telemig became a wholly-owned subsidiary of Vivo Participações.

At a Special Shareholders’ Meeting held on November 30, 2009, the provision of cellular mobile telephone service was included and approved in the corporate purpose of the Bylaws of the Company , in order to enable the future merger mentioned in the next paragraph.

At December 07, 2009, the Company communicated to its shareholders and to the market in general that it filed, at December 03, 2009, with the ANATEL, a request for prior approval of the merger of Telemig into Vivo Participações, in conformity with the provisions in Law no. 9.472/97 – General Telecommunications Law, in the Regulation for Verification of Share Control and Transfer of Share Control in Telecommunication Service Providers, as approved by Resolution no. 101/99, and in the other applicable regulatory instruments.

e. Agreement between Telefónica S.A. and Telecom Itália

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Itália. Telefónica S.A. has the shared control of Vivo Participações S.A., through its joint venture with Portugal Telecom. Telecom Italia holds an interest in TIM Participações S.A (“TIM”), which is a mobile telephone operator in Brazil. As a result of the acquisition of its interest in Telecom Itália, Telefónica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and its subsidiaries and TIM are transactions in the regular course of business, which are regulated by the ANATEL.

2. BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of the controlling company and its subsidiaries are presented in thousands of Brazilian reais (except as otherwise noted) and have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the Brazilian Securities and Exchange Commission (CVM), with due regard to the accounting standards set forth in the corporation law (Law no. 6404/76), which include the new provisions introduced, amended and revoked by Laws no. 11.638, dated December 28, 2007 and no. 11.941, dated May 27, 2009 (former Provisional Measure no. 449, dated December 03, 2008), with further regard, also, to the rules applicable to telecommunication service concessionaires.

The consolidated statement of operations, cash flow and statements of value added  for the fiscal year ended December 31, 2008 include the consolidated income of Telemig Participações for the nine-month period (from April to September 2008). The statements are not comparable.

The fiscal years of the subsidiaries in the consolidated statement are consistent with those of the controlling company. The accounting policies were applied on an uniform basis in the consolidated companies and are consistent with those adopted in the previous fiscal year.

All balances intercompany amounts arising out of transactions between the consolidated companies have been eliminated in the consolidated statements.

The conciliation between the controlling company’s net income and the consolidated income for fiscal years ended on December 31, 2009 and 2008 is as follows:

	12.31.09	12.31.08
Company net income	871,394	399,901
Unclaimed dividends and interest on shareholders' equity in subsidiaries	(4,771)	(10,218)
Tax incentive in subsidiaries	(9,137)	-
Consolidated net income	857,486	389,683

The changes in the accounting practices arising from application of Laws No. 11,638 and No. 11,941 have been measured and registered by the Company based on the following accounting pronouncements issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Committee (CVM) and by the Federal Accounting Council (“CFC”):

  Conceptual Structure for the Preparation and Presentation of Financial Statements, approved by CVM Resolution No. 539, dated March 14, 2008;
  CPC 01 – Reduction to the Recoverable Assets Value, approved by CVM Resolution No. 527, dated November 1, 2007;
  CPC 02 – Effects on the Changes in the Exchange Rates and Conversion of Financial Statements, approved by CVM Resolution No. 534, dated January 29, 2008;
  CPC 03 – Cash Flow Statement, approved by CVM Resolution No. 547, dated August 13, 2008;
  CPC 04 – Intangible Asset, approved by CVM Resolution No. 553, dated November 12, 2008;
  CPC 05 – Disclosure on Related Parties, approved by CVM Resolution No. 560, dated December 11, 2008;
  CPC 06 – Commercial Leasing Transactions, approved by CVM Resolution No. 554, dated November 12, 2008;
  CPC 07 – Governmental Subsidy and Assistance, approved by CVM Resolution No. 555, dated November 12, 2008;
  CPC 08 – Transaction Costs and Premiums in the Issuance of Securities, approved by CVM Resolution No. 556, dated November 11, 2008;
  CPC 09 –Value Added Statement, approved by CVM Resolution No. 557, dated November 12, 2008;
  CPC 12 – Adjustment to Present Value, approved by CVM Resolution No. 564, dated December 17, 2008;
  CPC 13 – Initial Adoption of Law No. 11,638/07 and Provisional Measure No. 449/08, approved by CVM Resolution No. 565, dated December 17, 2008; and
  CPC 14 – Financial Instruments: Acknowledgement, Measurement and Evidencing, approved by CVM Resolution No. 566, dated December 17, 2008.

The Company shall adopt the following pronouncements and interpretations in order to prepare its financial statements as from 2010, with retroactive application to the extent applicable:

Pronouncements

  CPC 15 – Business Combination, approved by CVM Resolution No. 580, dated July 31, 2009;
  CPC 16 – Inventory, approved by CVM Resolution No. 575, dated June 5, 2009;
  CPC 18 – Investment in Affiliated Companies, approved by CVM Resolution No. 605, dated November 26, 2009;
  CPC 19 – Investment in Joint Undertaking, approved by CVM Resolution No. 606, dated November 26, 2009;
  CPC 20 – Loan Costs, approved by CVM Resolution No. 577, dated June 5, 2009;
  CPC 21 – Interim Statement, approved by CVM Resolution No. 581, dated July 31, 2009;
  CPC 22 – Segment Information, approved by CVM Resolution No. 582, dated July 31, 2009;
  CPC 23 – Accounting Policies, Change of Estimate, and Rectification of Error, approved by CVM Resolution No. 592, dated September 15, 2009;
  CPC 24 – Subsequent Events, approved by CVM Resolution No. 593, dated September 15, 2009;
  CPC 25 – Provisions, Contingent Liabilities, and Contingent Assets, approved by CVM Resolution No. 594, dated September 15, 2009;
  CPC 26 – Submission of Accounting Statements, approved by CVM Resolution No. 595, dated September 15, 2009;
  CPC 27 – Property, Plant and Equipment, approved by CVM Resolution No. 583, dated July 31, 2009;
  CPC 30 – Revenue, approved by CVM Resolution No. 597, dated September 15, 2009;
  CPC 32 – Profit Taxes, approved by CVM Resolution No. 599, dated September 15, 2009;
  CPC 33 – Benefits to Employees, approved by CVM Resolution No. 600, dated October 7, 2009;
  CPC 35 – Separate Statements, approved by CVM Resolution No. 607, dated November 26, 2009;
  CPC 36 – Consolidated Statements, approved by CVM Resolution No. 608, dated November 26, 2009;
  CPC 37 – Initial Adoption of International Accounting Rules, approved by CVM Resolution No. 609, dated December 22, 2009;
  CPC 38 – Financial Instruments: Acknowledgment and Measurement, approved by CVM Resolution No. 604, dated November 19, 2009;
  CPC 39 – Financial Instruments: Submission, approved by CVM Resolution No. 604, dated November 19, 2009;
  CPC 40 – Financial Instruments: Evidencing, approved by CVM Resolution No. 604, dated November 19, 2009; and
  CPC 43 – Initial Adoption of Technical Procedures CPC 15 to 40, approved by CVM Resolution No. 610, dated December 22, 2009;

Interpretations

  ICPC 01 – Concession Contracts, approved by CVM Resolution No. 611, dated December 22, 2009;
  ICPC 03 – Supplementary Aspects of Commercial Leasing Transactions, approved by CVM Resolution No. 613, dated December 22, 2009;
  ICPC 06 – Hedge on Net Investment in Transactions Abroad, approved by CVM Resolution No. 616, dated December 22, 2009;
  ICPC 07 – Distribution of Profits in Natura, approved by CVM Resolution No. 617, dated December 22, 2009;
  ICPC 08 – Posting of the Dividend Payment Proposal, approved by CVM Resolution No. 601/09, dated October 7, 2009;
  ICPC 09 – Individual Accounting Statements, Separate Statements, Consolidated Statements, and Application of the Equity Accounting Method, approved by CVM Resolution No. 618, dated December 22, 2009;
  ICPC 10 – Interpretation of the Initial Application to the Fixed Assets and the Property for Investment of Technical Pronouncements CPC 27, 28, 37 and 43, approved by CVM Resolution No. 619, dated December 22, 2009;
  ICPC 11 – Revenue from the Transfer of Customers’ Assets, approved by CVM Resolution No. 620, dated December 22, 2009; and
  ICPC 12 – Changes in Liabilities due to Discontinuance, Restructuring and Other Similar Liabilities, approved by CVM Resolution No. 621, dated December 22, 2009.

The authorization to complete the preparation of such financial statements was given at the Executive Committee’s Meeting held on February 9, 2010.

Reclassifications in the 2008 consolidated statement of operations

Some items of the consolidated statement of operationsfor the fiscal year ended on December 31, 2008 were reclassified to allow for comparison, as follows:

  Reclassification of the amortization of permits: overheads and administrative expenses for the costs related to services rendered; and
  Reclassification of the amortization of goodwill (own stores): overheads and administrative expenses for sales expenses.
Accounts	Financial Statements for 2008 released	Reclassification	Financial Statements for 2008 reclassified for presentation in 2009
Cost of service	(5,699,605)	(37,525)	(5,737,130)
Selling expenses	(4,104,416)	(2,639)	(4,107,055)
General and administrative expenses	(1,204,342)	40,164	(1,164,178)

3. SUMMARY OF THE ACCOUNTING PRACTICES

a) Cash and cash equivalents

This item includes cash, positive balances in current accounts, financial investments redeemable within ninety (90) days as of the transaction dates and with insignificant risk of change in market value. The financial investments included in cash equivalents are mostly classified in the category “financial assets measured at the fair value pursuant to the result”.

b) Accounts receivable, net

The invoiced amounts are appraised at the value of the tariff on the date the service is provided. The services provided to the customers that have not yet been invoiced up to the balance sheet date are also included, and so are the accounts receivable related to the sales of handsets, simcards and accessories. A provision for bad debts was recorded in an amount deemed sufficient by Management taking into account the amounts overdue over 90 days, except for accounts receivable from interconnection fees, in addition to a portion that is being negotiated with the customers. Footnote 5 contains additional information relating to the receivables balance and bad debts reserves.

c) Inventories

Inventories comprise handsets, simcards, prepaid cards and accessories measured at the average acquisition cost, deducted by a provision for market adjustment, when applicable. A provision for the handsets considered obsolete or the quantities of which are higher than those usually marketed by the Company in a reasonable period of time has been booked.

d) Prepaid expenses

Prepaid expenses are stated at the amounts effectively disbursed and not yet incurred. The advanced expenses are appropriated to the statement of operations to the extent the related services and the economic benefits are obtained.

e) Fistel Fee

The value of the Telecommunications Inspection Fund (Fundo de Fiscalização das Telecomunicações – FISTEL) fee paid for the activation of new customers, monthly generated during the year, is deferred and amortized during the estimated period of customer retention, equivalent to 24 months.

f) Investments

The investments in subsidiaries are valued using the equity accounting method. The other permanent investments are stated at the acquisition cost, deducted by a provision for depreciation, as applicable.

g) Property, plant and equipment

Property, plant and  equipment are stated at the cost of acquisition, formation or construction, plus interest and other financial charges incurred during the construction or development of projects. The depreciation of the properties is calculated by the straight-line method at the rates mentioned in note 11. The capitalized financial charges are depreciated according to the same criteria and useful life determined for the item of the property, plant  and equipment into which they were incorporated. The property, plant and  equipment are net of credits of the ICMS - Tax on Circulation of Goods and Services (state VAT)PIS - Profit Participation Program  and COFINS - Social Security Financing Contribution (federal VAT), and the counterparty is recorded as recoverable taxes.

The expenses incurred related to repairs and maintenance of property, plant and equipment that represent asset improvements or increases in the capacity or useful life are capitalized, while the others are expensed as incurred. The estimated costs to be incurred in the dismantling of towers and equipment in rented real property are capitalized with a corresponding provision for reversal of fixed assets (note 18) and are depreciated overthe useful life of the equipment, which does not exceed the lease term.

Property, plant and equipment is written off after it is sold or when no future economic benefit is expected from its use or sale. Possible gains or losses (calculated as the difference between the net sale value and the residual value of the asset) are recorded in the statement of operations for the year in which the asset is written-off.

The residual value and useful life of the assets and the depreciation methods used are reviewed at the end of each year, and adjusted prospectively, as required.

h) Lease

Capital commercial leasing agreements are recognized in the property, plant and equipment and in the liabilities encompassing loans and financing, for the present value of the minimum mandatory installments of the agreement or the fair value of the assets, whichever is lower, plus, as applicable, the initial direct costs incurred with the transaction. The amounts posted in property, plant and equipment are depreciated over the economic useful life estimated for the assets or the duration established in the leasing agreement, whichever is shortest. The interest implied in the recognized liabilities of loans and financing are expensed according to the duration of the agreement, by the actual interest rate method. The operating commercial leasing agreements are recognized as expenses on a systematic basis that represents the period in which the benefit over the leased asset is obtained, even if such payments are not made on such basis.

i) Intangible Assets

Intangible assets separately acquired are measured in the initial recognition at the acquisition cost, and are subsequently amortized and/or impaired, as applicable. The premiums generated from investment acquisitions occurring until December 31, 2008, which are economically based on future profitability, were being amortized by the straight-line method for a period of 5 to 10 years, as from the dates of the original transactions. Since January 1, 2009, such premiums are no longer amortized, and will be subject to yearly tests to analyze impairments to their recoverable value (note 12). They also include the rights to use software acquired from third parties, authorization licenses obtained from ANATEL, goodwill amounts referring to own stores “fundo de comércio” (which are being amortized over the term of effectiveness of the agreements) and other intangible assets.

The useful life of the intangible assets is established as definite or indefinite.

Intangible assets with definite useful life are amortized over their economic useful life and are appraised as to the loss of recoverable value whenever there is an indication of impairment. The period and method of amortization of a definite intangible asset are reviewed at the end of each fiscal year, unless impairment indicators are present requiring an interim period review. Changes in the useful life or standard of consumption of expected future benefits are recorded by means of change in the period or method of amortization, as applicable, and are treated as changes in accounting estimates.

Intangible assets with indefinite useful life are not amortized, but are tested on a yearly basis in relation to losses of recoverable value. The classification of indefinite life is reviewed at the end of each fiscal year to determine whether such classificationis still justifiable. Otherwise, the change in useful life from indefinite to definite is made in a prospective way.

Gains and losses resulting from writing-off an intangible asset are measured as the difference between the net amount obtained from the sale and the book asset value. The gains and losses are recognized in the statement of operations for the year in which the asset is written off.

j) Impairment

The Company evaluates the recovery of the book asset value applying the concept of value in use, through models of discounted cash flow of the cash-generating units representing all of the tangible and intangible assets of the Company.

The process of determination of the value in use involves the utilization of premises, judgments and estimates on cash flows, such as growth rates of income, costs and expenses, investment estimates, future working capital and discount rates. The premises on projected growth, cash flow and future cash flows are based on the Company’s business plan approved by the Management, as well as in comparable market data. They represent the best estimate ofManagement regarding the economic conditions that will exist during the economic life of the different cash-generating units, a set of assets that allow for the generation of cash flows. Future cash flows are discounted based on the capital cost rate - “CAPM - The Capital Asset Pricing Model”.

Consistently with the economic appraisal techniques, the value in use is appraised during a period of five years, and thereafter, considering the perpetuity of the premises in view of the capacity of continuity of the business for an indeterminate term. The growth rates used after the 5-year period vary from 2.5 to 4.5%.

The estimated future cash flows were deducted at a discount rate of 14% per year, for each cash-generating unit under review.

The main premises used to estimate the value in use are:

  Revenue: The revenues are projected from 2010 to 2014 considering the growth of the customer base pertaining to the different cash-generating units, the evolution of the market income vis-à-vis the GDP – Gross Domestic Product and the Company’s share in this market;
  Operating costs and expenses: The variable costs and expenses are projected according to the dynamics of the customer base, and the fixed costs and expenses are projected in line with the historical performance of the Company, as well as with the historical growth of the income; and
  Capex: Capital expenditures are estimated based on the technological infrastructure required to make feasible the offering of services.

The key premises rely on the historical performance of the Company and on reasonable and substantiated macroeconomic premises based on financial market projections, documented and approved by the Company’s Management.

The test of recovery of the Company’s fixed and intangible assets did not result in an impairment, since the estimated market value exceeds their net book value on the appraisal date.

k) Deferred charges

The pre-operating expenditures prior to January 1, 2009 refer to the pre-operating expenses of Global Telecom (fully amortized in 2009) and to the costs of network formation in the Northeast region, and are amortized by the straight-line method over 10 years. As permitted by Law No. 11,941, as of May 27, 2009, Vivo has chosen to keep the balance of the deferred assets that could not be allocated to other accounts, until they have been fully amortized. The deferred assets are also reviewed on a yearly basis with the purpose of appraising their recoverability.

l) Taxes, fees and contributions

The sales and services revenues are subject to ICMS or Tax on Services (“ISS”) at the rates prevailing in each region and to PIS and COFINS in the cumulative mode, for the revenues earned from the telecommunications services at the rates of 0.65% and 3.00%, respectively. The other revenues earned by the subsidiaries, including the revenues related to the resale of goods, in the non-cumulative mode, are levied at the rates of 1.65% and 7.60% for PIS and COFINS, respectively.

The pre-payments or other amounts likely to be offset are shown in the current or non-current assets, according to the expected date of payment.

Taxation on profits comprises income tax and social contribution, which are calculated based on the taxable results (adjusted profits), at the applicable rates, pursuant to prevailing law, where: 15%, plus 10% over the amount exceeding R$240 per year, refer to income tax, and 9% to social contribution. Therefore, additions to the accounting profit of expenses, temporarily nondeductible, or exclusions of income, temporarily nontaxable, considered for ascertainment of current taxable profits generate deferred tax assets or liabilities.

The deferred tax assets resulting from tax losses or negative base of social contribution are only recognized to the extent it is likely that there will be a positive tax base in the future. The deferred income tax and social contribution were measured based on the tax losses, social contribution negative base, and temporary differences by applying the prevailing rates of the mentioned taxes, according to the provisions of CVM Resolution No. 273, of August 20, 1998 and CVM Ruling No. 371, of June 27, 2002, and consider the expected generation of future taxable profits substantiated by a technical feasibility study approved by the Board of Directors.

The item of taxes, fees and contributions also include the legal obligations, as disclosed in note 15. The taxes classified as legal obligations are those whose legality or constitutionality are being discussed in court by the Company and its subsidiaries. Provisions are created for all such amounts, irrespective of the appraisal prepared by the legal counsels of the Company and its subsidiaries as to the chances of loss.

m) Provisions for contingencies

Provisions for contingencies are determined based on the opinions of the Company’s legal counsel and that of the Management as to the probable result of pending matters and are updated until the date of the balance sheet by the probable amount of loss, with consideration to the nature of each contingency.

n) Provision for the loyalty program

The subsidiaries have loyalty programs in place, in which the calls are transformed into points for future exchange of handsets and services. The accrued points, net of redemption, are provisioned considering the historical redemption data, generated points and the average point cost (note 18).

o) Interest on shareholders’ equity

Brazilian companies are allowed to pay interest on shareholders’ equity, which is similar to the payment of dividends, but is deductible for purposes of ascertainment of income tax. The Company has decided to pay interest to its shareholders with respect to the year ended at December 31, 2009 (note 19) and, pursuant to tax laws, it booked a reserve for the amount owed in consideration of the account of financial expenses for the year’s results. For purposes of submission of the yearly financial statements, the Company reversed such expense in consideration of a direct debit to the shareholders’ equity, abiding by the Brazilian accounting rules and CVM guidelines. The distribution of interest on shareholders’ equity to the shareholders is subject to withholding income tax at 15%.

p) Other assets and liabilities

An asset is recognized in the balance sheet when it is likely that its future economic benefit will be generated in favor of the Company or its subsidiaries, if its cost or value can be measured. The balance receivable includes commercial agreements arising from current transactions between the subsidiaries and their suppliers, the main references of which are the volume of purchases and the shared marketing campaigns.

A liability is recognized in the balance sheet when the Company or its subsidiaries have a legal obligation or an obligation created as a result of a past event, and it is probable that an economic resource will be required to settle it. The provisions are recorded based on the best estimate.

The subsidiaries sponsor pension funds of post-employment benefits and medical care, as well as other post-employment benefits to its employees (note 28). The subsidiaries’ contributions are determined on an actuarial basis and are recorded by the accrual method. The benefit plans are evaluated on an actuarial basis at the end of each fiscal year so as to verify whether the contribution fees are sufficient to form the reserves required for both current and future commitments.

The assets and liabilities are classified as current assets and current liabilities when their realization or settlement is likely to occur within the next twelve months. Otherwise, they are shown as non-current assets and non-current liabilities.

q) Adjustment to the present value of assets and liabilities

The long-term and short-term monetary assets and liabilities, when the effect is deemed to be relevant in relation to the financial statements as a whole, are adjusted to their present value. The adjustment to present value is calculated taking into account the contractual cash flows and the explicit interest rate, and in certain cases, implicit interest rate, of the respective assets and liabilities. Therefore, the interest embedded in the revenues, expenses and costs associated with such assets and liabilities are deducted with the purpose of recognizing them in accordance with the accrual method. Subsequently, such interest is reallocated to the lines of expenses and financial income for the year by using the actual interest rate method in relation to the contractual cash flows. The implicit interest rates applied were determined based on facts and circumstances and are deemed to be accounting estimates.

r) Government subvention and aid

As a result of the enactment of Provisionary Measure No. 2199-14, of August 24, 2001, subsequently amended by Law No. 11196, of November 21, 2005, legal entities with title to projects located in areas under the jurisdictions of the Amazon Development Authority (“SUDAM”) and of the Northeast Development Authority (“SUDENE”), whose businesses fall into an economic sector that is considered a priority under an act issued by the Executive Branch, may request an income tax abatement as provided for in these regulations.

Telemig has been granted a tax benefit consisting of a 75% corporate tax reduction, based on net income earned from exploiting areas in northern Minas Gerais and the Jequitinhonha valley. This benefit has been granted up to and including 2013.

Vivo has been granted a tax benefit consisting of a 75% corporate tax reduction, based on income earned from exploiting areas in the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima. This benefit has been granted up to and including 2013.

According to article 195-A of Law No. 6404/76, a portion of net income for which a tax benefit has been granted was excluded from the calculation of mandatory dividends and may be used only for capital increase and loss amortization purposes.

s) Calculation of income

Sales revenue is presented at its gross value, that is, including taxes, discounts and refunds (in the case of the sale of goods) due thereon, which are stated as revenue reduction accounts. The operating income is determined on an accrual basis:

s.1) Recognition of telecommunications service revenues

Service revenues are recognized as the services are rendered, and invoiced monthly. Revenues that have not been invoiced are calculated and then recognized when services are rendered. Prepaid cell phone recharge credit revenues, as well as respective taxes due thereon, are deferred and recognized in the statement of operations when services are actually provided.

s.2) Recognition of revenues and costs of goods sold

Revenues and costs of goods sold (handsets, simcards and accessories) in its own stores are recognized when sold to end consumers. Revenues and costs of goods sold via dealers are recorded in the income upon activation of the handset, but, in any case, no later than 90 days after the sale date.

s.3) Financial incomeincome and expenses

Financial income and expenses represent interest, adjustment for inflation and foreign exchange rate changes derived from financial investments, derivative, loan, financing and debenture transactions; net present value adjustments of transactions that generate cash assets and liabilities; and other financial transactions.

t)   Financial Instruments

Financial instruments are only recognized as of the date the Company or its subsidiaries are provided for in the contractual provisions. When recognized, they are initially recorded at fair value plus transaction costs directly imputable to their acquisition or issue, except in the case of financial assets and liabilities classified under this category at fair market value through statement of operations, where said costs are reported directly to the fiscal year’s statement of operations statement of operations. Their subsequent measurement is made on each balance date according to the rules established for each type of financial assets and liabilities classification.

t.1) Financial assets: The main financial assets recognized by the Company and its subsidiaries are: cash and cash equivalents, securities, unrealized gains from derivative transactions and customer receivables. They are classified into the classes listed below, depending on the purpose for which they were purchased or issued:

(i) Financial assets measured at fair value through statement of operations include financial assets maintained for negotiation and designated assets upon initial recognition at fair value through statement of operations. They are classified as maintained for negotiation if they were intended to be sold or repurchased in the short term. Derivatives are also classified as “maintained for negotiation” with the exception of those designated as hedge instruments. They are measured at fair value on each balance sheet date. Interest, adjustment for inflation, foreign exchange rate fluctuations and other changes due to adjustment at fair value, where applicable, are recognized in statement of operations as they are incurred, in the financial incomes or expenses account.

(ii) Loans (granted) and receivables include non-derivative financial assets with fixed or determinable payments but with no quotes on the active market. After initial recognition they are carried at amortized cost, based on the effective interest rate method. Interest, adjustment for inflation, foreign exchange rate fluctuations, less losses related to recoverable values, where applicable, are recognized in statement of operations as they are incurred, in the financial incomes or expenses account.

(iii) Investments maintained to maturity include non-derivative financial assets with fixed or determinable payments with established maturities as regards which the Company has a positive intention or is able to maintain to maturity. After initial recognition, they are carried at amortized cost, based on the effective interest rate method. This method employs the discount rate which, when applied to estimated future receivables, during the expected effectiveness of the financial instrument, results in its net carrying value. Interest, adjustment for inflation, foreign exchange rate fluctuations, less losses related to recoverable value, where applicable, are reported to statement of operations as they are incurred, in the financial incomes or expenses account.

(iv) Available for sale Financial assets which are not classified in categories (i) to (iii) above. On the date of each balance sheet they are carried at fair value. Interest, adjustment for inflation and foreign exchange rate fluctuations, where applicable, are reported to statement of operations as they are incurred, in the financial incomes or expenses account. The changes due to the difference between the updated investment value according to the contractual terms and the fair value are reported to shareholders’ equity in the equity evaluation adjustments account until such time as such assets are realized, they are then re-classified to statement of operations, net of tax effects.

t.2) Financial liabilities: The main financial liabilities recognized by the Company and its subsidiaries are: accounts payable to suppliers, unrealized losses from derivatives, loans, financing and debenture transactions. They are broken down into the categories listed below, according to the type of financial instrument contracted or issued:

(i) Financial liabilities carried at fair value through statement of operations include financial liabilities which are usually negotiated prior to maturity, liabilities designated on initial recognition at fair value through statement of operations and derivatives, excluding those designated as hedge instruments. These are measured at fair value on each balance sheet date. Interest, adjustment for inflation, foreign exchange rate fluctuations and other changes due to adjustment at fair value, where applicable, are reported to statement of operations as they are incurred, in the financial incomes or expenses account.

(ii) Financial liabilities not carried at fair value include non-derivative financial liabilities not usually negotiated prior to maturity. After initial recognition, they are carried at amortized cost, based on the effective interest rate method. Interests, adjustment for inflation, foreign exchange rate fluctuations, where applicable, are reported to statement of operations as they are incurred, in the financial incomes or expenses account.

t.3) Market value: the market value of actively traded financial instruments on the organized markets is determined based on their market price on the closing date of the balance sheet. If there is no active market, the market value is determined following evaluation techniques. These techniques include use of recent market transactions carried out between independent parties, referrals to the market value of similar financial instruments, discounted cash flow analysis and other evaluation methods.

t.4) Hedge transactions: derivative financial instruments used to protect against risk exposure or to modify the characteristics of the financial assets and liabilities, unrecognized firm commitments, highly likely transactions or net investments in overseas operations which:

(i) show a high correlation between alterations in its market value and the market value of the hedged item, both at the beginning or throughout the performance of the agreement (between 80% and 125% of effectiveness);

(i) have documents to identify the transaction, the risk against which hedging is sought, the risk management process and the method used to evaluate effectiveness; and

(iii) are considered effective in reducing the risk associated with the hedged exposure, are classified and posted as fair hedge value transactions, and these are derivative financial instrument designed to offset risks stemming from exposure to change in the fair value of the hedged items. The hedged items and respective related derivative financial instruments have counter entries to receipt or expense carrying accounts, in the reported statement of operations in the period;

For fiscal years ending at December 31, 2009 and 2008, the Company and its subsidiaries had no cash flow hedge or overseas investments hedge.

u) Accounting estimates

Are used to measure and recognize certain assets and liabilities in the financial statements of the Company and of its subsidiaries. The determining of these estimates factored in experiences from past and current events, presumptions regarding future events, and other objective and subjective factors. Significant items subject to estimates include: the selection of the useful lives of fixed and intangible assets; provision for bad debts; provision for inventory losses; provision for investment losses; fixed and intangible asset value recovery assessment; deferred corporate tax and social contribution; rates and time periods used to determine net present value of certain assets and liabilities; provision for contingencies; provision for asset divestiture; provision for the loyalty, program and actuarial liabilities; carrying fair value of financial instruments; the considerations for recognizing and measuring capitalized development costs such as intangible assets; estimates to disclose the sensitivity analysis of derivative financial instruments as established in CVM Instruction 475/08. The settlement of transactions involving these estimates may result in significantly different figures to those registered to the financial statements due to inaccuracy in determining them. The Company and its subsidiaries revise their estimates and premises at least every quarter.

v) Functional currency and presentation of the financial statements

The functional currency and that presented in the financial statements of the Company and of its subsidiaries is the Real.

w) Transactions denominated in foreign currency

Cash assets and liabilities denominated in foreign currency are converted to the functional currency (Real), using the exchange rates (Ptax) in force on the date the financial statements are prepared. On December 31, 20009, these were US$1.00 = R$1.7412; JPY1.00 = R$0.018809; €1.00 = R$2.508373, and on December 31, 2008, they were: US$1.00 = R$2.3370; JPY1.00 = R$0.025800; €1.00 = R$3.252403. Gains or losses derived from restatement of such assets and liabilities ascertained between the applicable exchange rate on the date of the transaction and that of the closing of the fiscal years are reported to profit and loss in the financial revenues and expenses account.

x) Cash flow and value added statements

The statements of cash flows were prepared and are presented as provided for in CVM Decision No. 547, dated August 13, 2008, which approved the pronouncement on accounting practices CPC 03 – Statement of Cash Flows, issued by CPC.

The statements of cash flows show changes in cash position that occurred during the fiscal periods, via an indirect method. The terms used in the statement of cash flow are the following:

  Operating activities: are the main revenue producing activities of the Company and its subsidiaries, and any other activities excluding investment or financing activities;
  Investment activities: are activities involving the acquisition and disposal of assets over the long term and other investments not included in operating and financing activities; and
  Financing activities: are activities that result in changes in the dimension and composition of equity and loans taken out by the Company and its subsidiaries.

Value added statements were prepared and are presented as provided for in CVM Decisions No. 557, dated November 12, 2008, which approved CPC 09 – Value Added Statement, issued by CPC.

y) Employee profit sharing

Provisions are made to recognize expenses related to employee profit sharing. These provisions are determined based on management-established qualitative and quantitative goals and reported to specific accounts under the following groups: Costs of Services Rendered, Selling Expenses and General and Administrative Expenses.

z) Net earnings per thousand-share block

Net earnings per share are determined based on the number of outstanding shares on the date the balance sheet is prepared.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Cash and banks	76	385	46,468	56,038
Short-term investments	257,035	10,321	1,212,106	2,126,875
Total	257,111	10,706	1,258,574	2,182,913

The financial investments refer to fixed income transactions, indexed to the variation of the Interbank Deposit Certificates (“CDI”), with immediate liquidity, held with first-category financial institutions.

5. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	12.31.09	12.31.08
Receivables from billed services	1,105,069	1,125,162
Receivables from interconnection fees	784,524	796,147
Receivables from unbilled services	590,617	539,812
Receivables from goods sold	391,578	504,685
(-) Allowance for doubtful accounts	(324,982)	(387,308)
Total	2,546,806	2,578,498

Following are the amounts for the gross accounts receivable, by age of maturity (aging list) at December 31, 2009 and 2008:

	12.31.09	12.31.08
Unbilled	590,617	539,812
Falling due	1,604,723	1,446,431
Overdue accounts – from 1 to 30 days	210,871	322,847
Overdue accounts – from 31 to 60 days	69,762	85,393
Overdue accounts – from 61 to 90 days	54,301	67,657
Overdue accounts – from 91 to 180 days	131,101	157,329
Overdue accounts – from 181 to 360 days	46,605	101,090
Overdue accounts – more than 360 days	163,808	245,247
Total	2,871,788	2,965,806

There was not any customer representing more than 10% of the net accounts receivable at December 31, 2009 and 2008.

At December 31, 2009, the balance of accounts receivable includes R$116,747 (R$235,867 at December 31, 2008) related to transfer of co-billing of other operators, the amounts of which were determined on the basis of statements of commitment, because the corresponding contracts have not yet been signed by the parties. Pending matters related to the definition of liability for losses resulting from fraud have not yet been resolved. The decision by the regulatory agency as well as settlement between the parties is pending. The Company does not expect material financial losses with respect to this matter.

The changes in the allowance for doubtful accounts for fiscal years ended on December 31, 2009 and 2008 are as follows:

	Consolidated
	2009	2008
Balance at beginning of year	387,308	344,701
Additional allowance (Note 22)	213,235	303,845
Write-offs	(275,561)	(292,984)
Addition from Telemig Participações on 03.31.08	-	31,746
Balance at year end	324,982	387,308

6. INVENTORIES

	Consolidated
	12.31.09	12.31.08
Handsets	422,337	747,186
Simcard (chip)	28,176	57,514
Accessories and other	9,033	16,584
(-) Provision for obsolescence	(35,912)	(42,580)
Total	423,634	778,704

7. DEFERRABLE AND RECOVERABLE TAXES

7.1 Breakdown

	Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Prepaid income and social contribution taxes	709,838	568,350	814,218	848,473
Recoverable state VAT (ICMS)	199	-	648,124	553,521
Recoverable Social Contribution Taxes on Gross Revenue for Social Integration Program (PIS) and on Gross Revenue for Social Security Financing (COFINS)	21,423	28,529	315,981	370,813
Withholding income tax	6,495	378	64,378	155,204
Other recoverable taxes	270	270	23,913	23,951
Total recoverable taxes	738,225	597,527	1,866,614	1,951,962

Deferred income and social contribution taxes	428,086	1,577	2,598,971	2,946,649
ICMS to be allocated	-	-	288,015	192,058

Total	1,166,311	599,104	4,753,600	5,090,669

Current	89,551	22,732	1,982,691	2,358,647
Noncurrent	1,076,760	576,372	2,770,909	2,732,022

Telemig reclassified the amount of R$11,700 of deferred income and social contribution taxes levied on the accelerated depreciation, for fiscal year ended on December 31, 2008, for “Taxes, charges and contributions” liabilities (note 15). Such effect is shown in the consolidated balances of 2008.

As described in note 3.r), Telemig and Vivo are entitled to tax reduction benefit of 75% on the taxable profit calculated based on the profit earned from activities in the tax incentive areas within the scope of the SUDENE (North of Minas Gerais and Vale do Jequitinhonha) and SUDAM (States of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima), respectively.

At December 31, 2009, the controlling company recorded a balance of R$428,086 of deferred social contribution and income taxes, of which R$425,662 referred to the portion of the tax benefit Telemig Participações (a company that was merged into Vivo Participações at November 13, 2009) received as a result of the Corporate Reorganization of TCO IP S.A., occurred in December 2008 (note 7.2.).

The breakdown of deferred income and social contribution taxes is as follows:

	Consolidated
	12.31.09	12.31.08
Income and social contribution taxes loss carryforwards (a)	1,041,994	1,131,195
Tax credit acquired - restructuring (b)	591,850	916,994
Tax credits on temporary differences: (c)
Contingencies and legal liabibility	227,842	202,983
Useful life changes - depreciation	222,405	143,431
Suppliers	151,324	155,185
Doubtful accounts	110,494	131,685
Valuation allowance and provision for losses- fixed assets	99,754	108,566
Employee profit sharing	23,851	33,163
Customer loyalty program	22,301	39,980
Provision for obsolescence	12,210	14,478
Derivative contracts	9,962	28,974
Other amounts	84,984	40,015
Total deferred taxes	2,598,971	2,946,649

Current	796,460	1,120,523
Noncurrent	1,802,511	1,826,126

The amount recorded in the current assets refers to the estimated reversal of temporary differences, use of tax losses and tax credit acquired - restructuring expected for the next twelve months.

The deferred taxes were recorded assuming their future realization, as follows:

a)   Tax loss and negative tax base: represents the amount recorded by the subsidiaries, which will be offset up to the limit of 30% of the tax base computed in the coming fiscal years and subject to no statute of limitations. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of the tax bases in the amount of R$688,023 (R$688,572 at December 31, 2009), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

b)  Tax credit acquired - restructuring: represented by the net balance of goodwill and provision for maintenance of the integrity of the shareholders’ equity (note 7.2). Realization occurs proportionally to the amortization, for tax purpose, of the goodwill in its subsidiaries, in a period from 5 to 10 years. Studies performed by independent consultants hired during the corporate reorganization process support the recovery of such amounts within the above referred time.

c)   Tax credits on temporary differences: their realization will occur upon payment of the provisions, effective loss on bad debts or realization of inventories, as well as reversal of other provisions. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of the provisions in the amount of R$154,757 (R$155,481 at December 31, 2008), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

The Company prepared technical feasibility studies, approved by its Board of Directors, which indicated the full recovery of deferred tax amounts recognized at December 31, 2009, as defined in CVM Instruction No. 371.

At December 31, 2009, the realization schedule of the above mentioned deferred taxes was as follows:

Year:	Company	Consolidated
2010	80,885	1,037,080
2011	79,297	469,529
2012	79,297	420,054
2013	79,297	171,137
2014	79,297	360,015
2015 and after	30,013	141,156
Total	428,086	2,598,971

7.2  Tax credit acquired - restructuring

Prior to the mergers, provisions were booked for maintenance of the stockholders’ equity of the merged company and, consequently, the net assets that were merged represent, essentially, the tax benefit arising out of the possible deduction of the incorporated goodwill.

Included in the accounting records held for corporate and tax purposes by the Company and its subsidiaries are specific accounts related to incorporated goodwill and provision and corresponding amortization, reversal and tax credit, the balances of which were as follows:

	Consolidated
	12.31.09			12.31.08
	Goodwill	Provision	Net	Goodwill	Provision	Net
Telemig Celular Participações S.A. - Corporate Restructuring	1,251,945	(826,283)	425,662	1,485,172	(980,214)	504,958
Global Telecom S.A. - Acquisition	302,066	(199,364)	102,702	416,503	(274,892)	141,611
Telemig Celular S.A. - Corporate Restructuring	113,501	(74,911)	38,590	133,896	(88,372)	45,524
Tele Centro Oeste Celular Participações - Acquisition	46,540	(30,716)	15,824	251,582	(166,044)	85,538
Tele Leste Celular Participações S.A. - Privatization	26,687	(17,615)	9,072	58,856	(38,846)	20,010
Telesp Celular S.A. - Privatization	-	-	-	292,668	(193,161)	99,507
Telemig Celular S.A. - Privatization	-	-	-	58,371	(38,525)	19,846
Total	1,740,739	(1,148,889)	591,850	2,697,048	(1,780,054)	916,994

The changes in tax credits for fiscal years ended on December 31, 2009 and 2008 are as follows:

	Consolidated
	2009	2008
Results:
Amortization of goodwill	(956,309)	(908,423)
Reversal of provision	631,165	599,560
Tax credit	325,144	308,863
Effect on statement of operation	-	-

At a meeting of the Board of Directors held on February 12, 2009, the capitalization of a portion of the special goodwill reserve to the benefit of the controlling shareholders was approved, in the amount of R$189,896, corresponding to the tax benefits generated in 2008 (note 19.b2). Upon the capitalization effected in the first quarter of 2009, the entire amount of the tax benefit was capitalized to the benefit of the controlling shareholders; consequently, there will be no further capitalizations relating to such specific tax benefits in the future.

8. PREPAID EXPENSES

	Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
FISTEL fee	-	-	204,148	199,851
Advertising to be distributed	-	-	123,911	136,244
Rent	-	-	19,268	19,696
Financial charges	1,694	2,832	6,747	8,747
Insurance premium, software and other	874	-	31,637	32,290
Total	2,568	2,832	385,711	396,828

Current	998	1,202	311,328	316,622
Noncurrent	1,570	1,630	74,383	80,206

9. OTHER ASSETS

	Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Escrow deposits, blockages and contract collateral	6,658	5,596	191,664	106,558
Subsidies on handsets sales	-	-	10,411	115,593
Credits with suppliers	-	-	62,334	111,883
Credits to Amazon Celular SA and Tele Norte Celular Participações SA (a)	-	-	-	8,522
Related parties receivables	-	1,863	79,276	11,064
Supplier advances	6	35	4,384	1,550
Employee advances and other assets	858	788	16,482	14,055
Total	7,522	8,282	364,551	369,225

Current	1,387	840	246,028	322,934
Noncurrent	6,135	7,442	118,523	46,291

(a) These refer to the human and administrative resources pooling contract and organization of a condominium with Telemig and Telemig Participações, which have existed up to the date of acquisition of the share control by Vivo Participações. Interest on the account balances accrued at the CDI rate, up to the liquidation date.

10. INVESTMENTS

At a Special Shareholders’ Meeting held on November 13, 2009, the merger of Telemig Participações into Vivo Participações and consequent extinguishment of Telemig Participações was approved. As a result of such merger, Telemig because a wholly-owned subsidiary of Vivo Participações.

a)   Subsidiaries information

Investees	Shareholders’ equity at december 31,		Net income for the year ended December 31
	2009	2008	2009	2008
Vivo	7,182,020	7,117,315	1,066,882	994,174
Telemig (*)	966,821	1,119,057	133,915	110,393
Telemig Participações (*)	-	1,794,205	23,886 (**)	89,368

(*) In 2008, the net profit of Telemig and Telemig Participações referred to the nine-month period (from April to December 2008).

(**) Refers to the net profit of Telemig Participações for the period from January 01 to November 13, 2009.

At December 31, 2009, the Company holds 100% of the shares of its subsidiaries – Vivo and Telemig (note 1).

	Vivo		Telemig		Telemig Participações
	12.31.09	12.31.08	12.31.09	12.31.08	12.31.09	12.31.08
Number of shares held (in thousands)
Common	3,810	3,810	2,372	891	n/a	13,466
Preferred	-	-	-	1,481	n/a	23,411
Total	3,810	3,810	2,372	2,372	n/a	36,877

Interest in the voting capital	100.0%	100.0%	100.0%	8.8%	n/a	97.0%
Total Interest	100.0%	100.0%	100.0%	7.4%	n/a	58.9%

b)   Breakdown

The balance of the controlling company’s investments includes the interest held in the subsidiaries' equity (investments in subsidiaries), advances for future capital increase, as well as other investments, as shown below:

	Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Investment in subsidiaries	7,781,724	7,285,217	-	-
Advance for future capital - special goodwill reserve in subsidiaries	367,117	1,217,564	-	-
Other investments	104	104	112	111
Investment balance	8,148,945	8,502,885	112	111

c)  Changes

c.1)  Investments in subsidiaries

Descrption	Vivo	Telemig Participações	Telemig	Total
Investments at 12.31.07	6,090,461	-	-	6,090,461
Investment acquisition	-	881,418	97,934	979,352
Capital increase with special goodwill reserve	495,384	22,964	-	518,348
Loss generated in the capital increase with reserves	-	(1,640)	-	(1,640)
Capital reduction	(700,000)	-	-	(700,000)
Subscription minority in the capital increase with reserves	-	(8,135)	-	(8,135)
Effects of Law No. 11,638 in equity	-	(5,005)	(755)	(5,760)
Unclaimed dividends and interest on shareholders' equity	6,899	3,319	-	10,218
Dividends and interest on shareholders’ equity	(380,037)	(151,021)	(16,435)	(547,493)
Equity pick-up on net income of subsidiaries	994,174	(42,971)	(1,337)	949,866
Investments at 12.31.08	6,506,881	698,929	79,407	7,285,217
Capital increase	300,000	-	-	300,000
Capital increase with special goodwill reserve	289,238	12,029	-	301,267
Shares merger (note 1)	-	(122,158)	826,973	704,815
Earnings generated in the capital increase with the special goodwill reserve	-	1,935	-	1,935
Tax incentives	6,935	-	2,202	9,138
Unclaimed dividends and interest on shareholders' equity	3,843	-	928	4,770
Adjusting for dividends in 2008	-	-	559	559
Dividends and interest on shareholders’ equity	(1,312,955)	(593,550)	(19,281)	(1,925,786)
Equity pick-up on net income of subsidiaries	1,066,882	2,815	30,112	1,099,809
Investiments at 12.31.09	6,860,824	-	920,900	7,781,724

(*) The equity result recorded in the Income Statements is broken-down as follows: (i) At December 31, 2009, R$1,113,717, of which R$1,099,809 arise from the subsidiaries’ result and R$4,771 arise from forfeited dividends and interest on the own capital and R$9,137 arise from tax incentives in the subsidiaries, and (ii) At December 31, 2008, R$960,084, of which R$946,866 arise from the subsidiaries’ result and R$10,218 arise from forfeited dividends and interest on the own capital.

c.2)  Advance for future capital increase

Descrption	Vivo	Telemig Participações	Telemig	Total
Investiments at 12.31.07	1,105,818	-	-	1,105,818
Investment acquisition	-	584,173	45,921	630,094
Capital increase with special goodwill reserve	(495,384)	(22,964)	-	(518,348)
Investiments at 12.31.08	610,434	561,209	45,921	1,217,564
Capital increase with special goodwill reserve	(289,238)	(22,886)	-	(312,124)
Shares merger (note 1)	-	(538,323)	-	(538,323)
Investiments at 12.31.09	321,196	-	45,921	367,117

11. PROPERTY, PLANT AND EQUIPMENT, NET

11.a) Breakdown

	Consolidated
	12.31.09			12.31.08
	Cost	Accumulated depreciation	Property, plant and equipment, net	Cost	Accumulated depreciation	Property, plant and equipment, net
Transmission equipment	9,700,786	(7,191,579)	2,509,207	8,979,713	(6,647,993)	2,331,720
Infrastructure	3,418,058	(1,960,734)	1,457,324	3,018,294	(1,741,083)	1,277,211
Switching equipment	4,196,877	(3,225,490)	971,387	4,243,681	(2,680,686)	1,562,995
Terminals	2,721,531	(2,412,241)	309,290	2,310,275	(2,005,070)	305,205
Buildings	298,984	(97,347)	201,637	296,670	(87,318)	209,352
Land	101,264	-	101,264	70,352	-	70,352
Other assets	1,948,183	(1,372,115)	576,068	1,767,321	(1,198,036)	569,285
Construction in progress	318,932	-	318,932	857,788	-	857,788
Total	22,704,615	(16,259,506)	6,445,109	21,544,094	(14,360,186)	7,183,908

In compliance with the provisions in accounting pronouncement CPC 01 – Reduction to the Recoverable Assets Value, the Company and its subsidiaries annually analyze the net book value of the items of property, plant and equipment with the purpose of assessing events or changes in the economic, operating or technological circumstances which might indicate deterioration or loss on their recoverable value. Based on the analysis prepared by the Company and its subsidiaries, no provisions were required to be booked for assets recovery at December 31, 2009 and 2008. The premises adopted by the Company and its subsidiaries are described in note 3(j).

11.b) Changes

	Consolidated
	Transmission equipment	Infrastructure	Switching equipment	Terminals	Buildings	Land	Other assets	Construction in progress	Total
Cost
Balances at December 31, 2007	7,515,674	2,507,440	3,473,847	1,893,738	282,869	59,785	1,441,451	498,957	17,673,761
Additions	64,103	34,070	1,711	379,599	26	8,802	94,580	1,593,508	2,176,399
Acquisition Telemig and Telemig Participações	995,931	285,827	436,111	29,412	12,164	3,055	190,363	154,904	2,107,767
Write-off	(311,094)	(29,852)	(30,646)	(11,486)	(651)	(1,290)	(40,258)	(1)	(425,278)
Transfer	715,099	220,809	362,658	19,012	2,262	-	81,185	(1,389,580)	11,445
Balances at December 31, 2008	8,979,713	3,018,294	4,243,681	2,310,275	296,670	70,352	1,767,321	857,788	21,544,094
Additions	27,660	39,776	-	405,219	-	30,696	99,433	1,204,407	1,807,191
Write-off	(312,267)	(9,064)	(72,077)	(14,306)	(532)	(334)	(19,178)	-	(427,758)
Transfer	1,005,680	369,052	25,273	20,343	2,846	550	100,607	(1,743,263)	(218,912)
Balances at December 31, 2009	9,700,786	3,418,058	4,196,877	2,721,531	298,984	101,264	1,948,183	318,932	22,704,615

Accumulated depreciation
Balances at December 31, 2007	(5,316,853)	(1,341,281)	(2,105,727)	(1,603,340)	(72,891)	-	(916,814)	-	(11,356,906)
Additions (*)	(816,521)	(210,853)	(348,636)	(400,069)	(10,106)	-	(177,702)	-	(1,963,887)
Acquisition Telemig and Telemig Participações	(796,640)	(208,078)	(255,738)	(14,232)	(4,663)	-	(133,229)	-	(1,412,580)
Write-off	281,308	21,171	29,847	11,467	258	-	32,862	-	376,913
Transfer	713	(2,042)	(432)	1,104	84	-	(3,153)	-	(3,726)
Balances at December 31, 2008	(6,647,993)	(1,741,083)	(2,680,686)	(2,005,070)	(87,318)	-	(1,198,036)	-	(14,360,186)
Additions (*)	(876,957)	(227,188)	(709,636)	(421,425)	(10,334)	-	(190,560)	-	(2,436,100)
Write-off	329,370	7,571	51,299	14,254	301	-	16,568	-	419,363
Transfer	4,001	(34)	113,533	-	4	-	(87)	-	117,417
Balances at December 31, 2009	(7,191,579)	(1,960,734)	(3,225,490)	(2,412,241)	(97,347)	-	(1,372,115)	-	(16,259,506)

Property, plant and equipment, net
Balances at December 31, 2007	2,198,821	1,166,159	1,368,120	290,398	209,978	59,785	524,637	498,957	6,316,855
Additions	(752,418)	(176,783)	(346,925)	(20,470)	(10,080)	8,802	(83,122)	1,593,508	212,512
Acquisition Telemig and Telemig Participações	199,291	77,749	180,373	15,180	7,501	3,055	57,134	154,904	695,187
Write-off	(29,786)	(8,681)	(799)	(19)	(393)	(1,290)	(7,396)	(1)	(48,365)
Transfer	715,812	218,767	362,226	20,116	2,346	-	78,032	(1,389,580)	7,719
Balances at December 31, 2008	2,331,720	1,277,211	1,562,995	305,205	209,352	70,352	569,285	857,788	7,183,908
Additions	(849,297)	(187,412)	(709,636)	(16,206)	(10,334)	30,696	(91,127)	1,204,407	(628,909)
Write-off	17,103	(1,493)	(20,778)	(52)	(231)	(334)	(2,610)	-	(8,395)
Transfer	1,009,681	369,018	138,806	20,343	2,850	550	100,520	(1,743,263)	(101,495)
Balances at December 31, 2009	2,509,207	1,457,324	971,387	309,290	201,637	101,264	576,068	318,932	6,445,109

(*) The sum of depreciation costs and expenses is shown in “Depreciation”, in notes 21, 22 and 23.

The remaining balance in the transfers shown in the preceding table refers to transfers made between property, plant and equipment accounts and intangible assets accounts (note 12b).

11.c) Depreciation rates

The annual depreciation rates are as follows:

Yearly depreciation rates (%)
Transmission equipment	14.29 to 20.00
Infrastructure	2.87 to 20.00
Switching equipment	14.29 to 20.00
Terminals	66.67
Buildings	2.86 to 4.00
Other assets	6.67 to 20.00

11.d) Interest on construction in progress

At the fiscal year ended on December 31, 2009, Vivo capitalized financial expenses incurred in connection with loans for financing construction in progress in the amount of R$39,813 (R$40,460 at December 31, 2008).

11.e) Pledged Assets

At December 31, 2009, the subsidiaries had items of property, plant & and equipment offered as collateral in lawsuits in the amount of R$83,534 (R$105,866 at December 31, 2008).

12. INTANGIBLE ASSETS, NET

12.a) Breakdown

	Consolidated
	12.31.09			12.31.08
	Cost	Accumulated amortization	Intangible net	Cost	Accumulated amortization	Intangible net
Goodwill, negative goodwill and provision for losses on purchase of investments	4,216,092	(1,515,514)	2,700,578	2,955,943	(1,515,514)	1,440,429
Software use rights	4,851,880	(3,435,616)	1,416,264	3,974,243	(2,684,577)	1,289,666
Concession licenses	2,249,619	(903,450)	1,346,169	2,249,619	(751,018)	1,498,601
Goodwill	35,338	(26,906)	8,432	31,962	(23,569)	8,393
Other assets	52,438	(50,088)	2,350	48,378	(45,058)	3,320
Construction in progress	93,074	-	93,074	198,573	-	198,573
Total	11,498,441	(5,931,574)	5,566,867	9,458,718	(5,019,736)	4,438,982

In compliance with the provisions in accounting pronouncement CPC 01 – Reduction to the Recoverable Assets’ Value, the Company and its subsidiaries annually analyze the net book value of the intangible assets with the purpose of assessing events or changes in the economic, operating or technological circumstances which might indicate deterioration or loss on their recoverable value. Based on the analysis prepared by the Company and its subsidiaries, no provisions were required to be booked for assets’ recovery at December 31, 2009 and 2008. The premises adopted by the Company and its subsidiaries are described in note 3j.

12.b) Changes

	Consolidated
	Goodwill, negative goodwill and provision for losses on purchase of investments (*)	Software use rights	Concession licenses	Goodwill	Other assets	Construction in progress	Total
Cost
Balances at December 31, 2007	1,789,748	3,203,376	1,026,891	26,861	35,511	129,503	6,211,890
Additions(**)	1,166,195	187,468	1,147,693	3,113	-	458,669	2,963,138
Acquisition Telemig and Telemig Participações	-	251,434	25,001	-	14,719	5,087	296,241
Write-off	-	(1,106)	-	-	-	-	(1,106)
Transfer	-	333,071	50,034	1,988	(1,852)	(394,686)	(11,445)
Balances at December 31, 2008	2,955,943	3,974,243	2,249,619	31,962	48,378	198,573	9,458,718
Additions(**)	1,260,149	219,467	-	3,376	1,559	337,724	1,822,275
Write-off	-	(1,464)	-	-	-	-	(1,464)
Transfer	-	659,634	-	-	2,501	(443,223)	218,912
Balances at December 31, 2009	4,216,092	4,851,880	2,249,619	35,338	52,438	93,074	11,498,441

Amortization
Balances at December 31, 2007	(1,097,801)	(2,078,269)	(627,864)	(20,808)	(28,849)	-	(3,853,591)
Additions (***)	(417,713)	(444,546)	(103,471)	(2,897)	(5,186)	-	(973,813)
Acquisition Telemig and Telemig Participações	-	(162,595)	(19,645)	-	(14,719)	-	(196,959)
Write-off	-	901	-	-	-	-	901
Transfer	-	(68)	(38)	136	3,696	-	3,726
Balances at December 31, 2008	(1,515,514)	(2,684,577)	(751,018)	(23,569)	(45,058)	-	(5,019,736)
Additions (***)	-	(637,240)	(152,432)	(3,337)	(2,878)	-	(795,887)
Write-off	-	1,466	-	-	-	-	1,466
Transfer	-	(115,265)	-	-	(2,152)	-	(117,417)
Balances at December 31, 2009	(1,515,514)	(3,435,616)	(903,450)	(26,906)	(50,088)	-	(5,931,574)

Intangible net
Balances at December 31, 2007	691,947	1,125,107	399,027	6,053	6,662	129,503	2,358,299
Additions	748,482	(257,078)	1,044,222	216	(5,186)	458,669	1,989,325
Acquisition Telemig and Telemig Participações	-	88,839	5,356	-	-	5,087	99,282
Write-off	-	(205)	-	-	-	-	297,142
Transfer	-	333,003	49,996	2,124	1,844	(394,686)	(7,719)
Balances at December 31, 2008	1,440,429	1,289,666	1,498,601	8,393	3,320	198,573	4,438,982
Additions	1,260,149	(417,773)	(152,432)	39	(1,319)	337,724	1,026,388
Write-off	-	2	-	-	-	-	2
Transfer	-	544,369	-	-	349	(443,223)	101,495
Balances at December 31, 2009	2,700,578	1,416,264	1,346,169	8,432	2,350	93,074	5,566,867

(*) The net profit at December 31, 2007 includes the amount of R$667,369, referring to goodwill generated from acquisitions of equity interests and their provisions for impairment booked at December 31, 2001 and 2002, in order to recognize permanent impairment on goodwill due to losses accumulated by subsidiary Global Telecom S.A., at those dates, Vivo Participações. It further includes R$24,578 referring to the premium generated from the acquisition of Ceterp Celular S.A. by Vivo. Both of them were based on future profitability, and were amortized on a straight line basis until December 31, 2008, according to the guidelines provided for in Law no. 11.638/07. Such goodwill ceased to be amortized on January 01, 2009.

(**) At December 31, 2008, the amount of R$1,166,195 refers to goodwill generated from the acquisitions of Telemig Participações and Telemig. At December 31, 2009, the amount of R$1,260,149 refers to the goodwill generated from the merger of shares (exchange of shares) of Telemig Participações and Vivo Participações of R$1,255,236, R$2,898 related to expenses from the process of exchanging the capitalized shares, and R$2,015 related to the goodwill generated from the capital increase of reserves.

(***) The sum of amortization costs and expenses are shown in “Amortization”, in notes 21, 22, 23 and 24 (goodwill amortization).

The remaining balances in the transfers shown in the preceding table refers to the transfers made between property, plant and equipment accounts and intangible assets accounts (note 11b).

12.c) Amortization rates

Yearly amortization rates (%)
Software use rights	20.00
Concession licenses	6.67 to 20.00
Goodwill	As contract terms
Other assets	6.67 to 20.00

13. DEFERRED CHARGES, NET

These refer to pre-operating expenses, Global Telecom (fully amortized in 2009) and network formation costs in the Northeast region, incurred prior to January 1, 2009, which are amortized for a period of 10 years, in the net amounts of R$29,864 and R$55,393 at December 31, 2009 and 2008, respectively, as permitted in Law no. 11.941, dated May 27, 2009. The deferred assets are also revised every year with the purpose of assessing their recoverability. Based on analysis prepared by Vivo, no provisions were required to be booked for recovery of assets at December 31, 2009 and 2008.

14. SUPPLIERS AND TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Suppliers	2,197	4,334	2,170,586	2,848,620
Amounts to be transferred LD (a)	-	-	405,619	408,807
Interconnection and linking	-	-	324,078	231,015
Technical assistance	-	-	100,484	170,178
Other	148	129	52,820	67,704
Total	2,345	4,463	3,053,587	3,726,324

(a) The amounts refer to VC2, VC3 and roaming charges, invoiced to our customers and transferred to the long distance carriers.

15. TAXES, FEES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Current taxes:
ICMS	-	-	768,501	658,306
Current income and social contribution taxes (*)	15,620	24,167	96,120	114,867
Deferred Income tax and social contribution(**)	-	-	28,837	27,887
PIS and COFINS	19,600	20,472	161,676	144,154
FISTEL	-	-	92,973	34,195
FUST and FUNTTEL	-	-	11,658	11,386
Other taxes, fees and mandatory contributions	1,389	1,389	20,008	16,926
Total	36,609	46,028	1,179,773	1,007,721

Legal liabilities:
PIS and COFINS (a)	-	-	3,216	35,070
(-) PIS and COFINS – Escrow deposits (a)	-	-	(2,496)	(27,167)
CIDE (b)	-	-	80,933	80,693
(-)CIDE – Escrow deposits (b)	-	-	(62,625)	(57,004)
Fistel (c)	-	-	423,402	324,764
(-) Fistel – Escrow deposits (c)	-	-	(423,402)	(324,764)
Income Tax (d)	-	-	21,445	19,828
(-)Income Tax – Escrow deposits (d)	-	-	(21,445)	(19,828)
Other taxes, fees and mandatory contributions (e)	-	-	11,155	21,562
Total	-	-	30,183	53,154

Total	36,609	46,028	1,209,956	1,060,875

Current	36,609	46,028	892,893	785,603
Noncurrent	-	-	317,063	275,272

(*) The controlling company’s balance at December 31, 2009 and 2008 refers to the withheld income tax on interest on own capital for which a provision was booked.

Telemig reclassified from “Deferred and recoverable taxes” (note 7.1), in the assets, to deferred income and social contribution taxes, in the liabilities, the amount of R$11,700 for deferred income and social contribution taxes on accelerated depreciation, for fiscal year ended December 31, 2008. Such effect is included in the consolidated balances of 2008.

Current Taxes:

At December 31, 2009, the amount of R$271,611 (R$217,763 at December 31, 2008) out of the non-current liability, refers to ICMS - More Jobs for Paraná Program, resulting from an agreement with the Paraná State Government involving the deferral of ICMS tax payment. This Agreement indicates that the ICMS becomes due in the 49th month following the month in which the ICMS tax is calculated. This amount is adjusted to the variation of the Annual Indexation Factor (FCA).

Legal liabilities:

For purposes of the financial statements, the amounts of judicial deposits for said taxes are offset against taxes, fees and mandatory contributions payable, as applicable.

a) PIS and COFINS

A delinquency notice was issued by the tax authority against Vivo (proceedings no. 19515.000.700/2003-97) for having offset the COFINS, in January and February 2000, against credits arising out of the 1/3 surplus of the COFINS itself paid in 1999, after deduction of the amount from the CSLL. The case is awaiting decision of the Special Appeal filed within the administrative sphere. By reason of for ordinary program for payment of tax debts into installments (Law no. 11.941, dated May 27, 2009), Vivo requested to discontinue the proceedings and to have the amounts due converted into income, with consequent release of the surplus amount. At December 31, 2008 the amounts of provisions and escrow deposits were R$24,671.

Law nº 9.718/98

At November 27, 1998, the calculation of PIS and COFINS was changed by Law no. 9718, which: i) increased the COFINS rate from 2% to 3%; ii) authorized the deduction of up to 1/3 of the COFINS from the amount of the CSLL; and also iii) indirectly increased the COFINS and PIS owed by Vivo, by including revenues in excess of the total sales in their tax calculation basis.

By reason of the changes introduced by laws no. 10.637/02 and 10.833/03, Vivo started including the revenues in excess of the total sales in the tax calculation basis of PIS and COFINS.

At December 31, 2009, Vivo has provisions booked for the amounts of the revenues in excess of the total sales, under discussion in court, in the amount of R$3,216 (R$10,399 at December 31, 2008). Based on IBRACON—Brazilian Board of Independent Auditors ’s  Technical Communication no. 05/2009, at July 31, 2009, after a judicious evaluation supported by Vivo’s legal advisors, the amount of R$7,529 was reversed. The remaining court deposit is R$2,496, at December 31, 2009 and 2008.

b) CIDE

This refers to an administrative and judicial matter, aiming at discharging the assessment of the CIDE on remittances of funds abroad, in connection with agreements for transfer of technology, license of trademarks and software, etc. Its subsidiaries recorded the amount of R$80,933, at December 31, 2009 (R$80,693 at December 31, 2008), having deposited in court the amount of R$62,625 (R$57,004 at December 31, 2008).

c) Telecommunications Inspection Fee - FISTEL

Telemig filed a Writ of Mandamus challenging its liability for the payment of the inspection fees on mobile stations not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the TFF – Operation Inspection Fee and to the TFI – Installation Inspection Fee. The case is awaiting decision by the TRF Court of the 1st Region.

The Company’s legal counsel considers the chances of losses in these lawsuits to be possible. Therefore, because this is considered a legal obligation, a provision was booked and escrow deposits were made in the total amount of R$423,402 at December 31, 2009 (R$324,764 at December 31, 2008).

d) IRRF on payments of Interest on shareholders’ equity  – Telemig Participações

Telemig Participações (which was merged into the Company on November 13, 2009, note 1) filed Writs of Mandamus requesting the court to declare its right not to be assessed IRRF at source on its receipts of interest on shareholders’ equity of its subsidiary. Based on the opinion of the Company’s legal counsel, the referred lawsuits are classified as possible loss; therefore, because this is considered a legal obligation, at December 31, 2009 a provision was booked and deposits were made in court, totaling R$21,445 (R$19,828 at December 31, 2008).

e) Other taxes, fees and contributions

At December 31, 2009, its subsidiaries recorded the amount of R$11,155 (R$21,562 at December 31, 2008), referring to values related to tax delinquency notices issued for (i) ISS tax on personal property lease, ancillary activities and supplementary services; (ii) IRPJ on derivative transactions; (iii) INSS, (iv) ICMS tax and (v) PIS and COFINS.

Changes in the legal obligations for fiscal years ended December 31, 2009 and 2008 were as follows:

	Legal obligations	(-) Escrow deposits	Total
Balance at 12.31.07	108,232	(71,419)	36,813
Additions, net of reversal	21,619	(27,345)	(5,726)
Addition of Telemig Participações at 03.31.08	338,933	(323,659)	15,274
Monetary restatement	13,133	(6,340)	6,793
Balance at 12.31.08	481,917	(428,763)	53,154
Additions, net of reversal	51,048	(95,777)	(44,729)
Monetary restatement	11,398	(9,957)	1,441
Transfer (*)	(4,212)	24,529	20,317
Balance at 12.31.09	540,151	(509,968)	30,183

(*) Amounts transferred to current taxes due to the accession to split regular tax liabilities (Law No. 11,941, dated May 27, 2009).

16. LOANS, FINANCING, AND DEBENTURES

a) Debt breakdown

a.1) Loans and Financing

				Consolidated
Description	Currency	Interest	Maturity	12.31.09	12.31.08
BNDES	URTJLP(*)	TJLP + 4.3% p.a. to 4.6% p.a.	01/15/2010 to 08/15/2014	1,470,063	1,422,387
Banco Europeu de Investimentos - BEI	USD	4.18% p.a to 4.47% p.a.	03/01/2010 to 03/02/2015	635,066	741,301
Banco do Nordeste do Brasil - BNB	R$	10% p.a	01/29/2010 to 10/30/2016	587,627	361,590
Resolução 2770	R$	IGP-M + 9.45% p.a.	2/9/2010	176,016	156,703
Resolução 2770	USD	5.94% p.a	7/23/2010	95,327	155,708
Resolução 2770	JPY	2.60% p.a	1/18/2011	26,415	1,339,982
Working Capital				-	254,421
BNDES	UMBND(**)	8.85% p.a	01/15/2010 to 07/15/2011	4,327	9,491
Comissão BBVA		0.43% p.a.	03/01/2010 to 02/28/2015	188	272
Funding 3G Licenses - Anatel				-	1,196,137
Unsecured Sênior Notes				-	195,269
Others				-	96
Total				2,995,029	5,833,357

Current				688,397	2,006,972
Noncurrent				2,306,632	3,826,385

(*) URTJLP - Unit reference interest rate of long-term, used by BNDES to finance contracts as the contract currency.

(**) UMBND - Currency, based on a basket of currencies used by BNDES to finance contracts as the contract currency.

Tranches of the facility borrowed from Banco Nacional do Nordeste do Brasil (“BNB”) were released during fiscal year 2009, as follows: R$124,571 in May 2009, and R$134,775 in October 2009. With the tranche released in December 2008, in the amount of R$129,654, the total amount borrowed is R$389,000.

a.2) Debentures and Promissory Notes

				Company		Consolidated
Description	Currency	Interest	Maturity	12.31.09	12.31.08	12.31.09	12.31.08
Debentures (2nd Issue)	R$	104.2% to 120.0% of the CDI	5/4/2015	1,014,631	1,021,502	1,014,631	1,021,502
Debentures (3rd Issue)	R$	113.55% CDI	1/11/2010	232,279	-	232,279	-
Debentures (4th Issue)	R$	108.0% to 112.0% of the CDI	04/15/2010 to 10/15/2013	752,447	-	752,447	-
Debentures (4th Issue)	R$	IPCA + 7.00% p.a	10/15/2010 to 10/15/2014	74,911	-	74,911	-
Debentures (1st Issue Telemig)	R$	IPCA + 0.5% p.a	5/7/2021	-	-	59,600	56,923
Promissory notes	R$			-	1,091,374	-	1,091,374
Issuance costs	R$			(4,403)	-	(4,403)	-
Total				2,069,865	2,112,876	2,129,465	2,169,799

Current				266,256	1,112,876	266,256	1,112,876
Noncurrent				1,803,609	1,000,000	1,863,209	1,056,923

b) Repayment schedule

At December 31, 2009, the maturities of the long-term portion of loans and financing are as follows:

Year	Company	Consolidated
2011	4,579	478,446
2012	101,730	537,094
2013	640,514	1,074,561
2014	56,786	525,894
2015	-	440,218
After 2015	1,000,000	1,113,628
Total	1,803,609	4,169,841

c) Loan covenants

Vivo has loans and financing borrowed from Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the balance of which at December 31, 2009 was R$1,474,390 (R$1,431,878 at December 31, 2008).  In accordance with the contracts, there are several economic and financial indexes that must be calculated on a six-month and yearly basis. At the same date, all economic and financial indexes established in the contracts were met.

The SPM service agreement entered into by Telemig with the State Department of Economic Development (note 16.f2), the balance of which at December 31, 2009 was R$59,600 (R$56,923 at December 31, 2008), sets forth covenants on petitions for judicial and extrajudicial recovery, liquidation, dissolution, insolvency, voluntary bankruptcy or decree of bankruptcy, payment default, non-compliance with non-fiduciary obligations and compliance with a certain limit substantially based on balance sheet financial indexes and EBITDA (Earnings before interest, taxes, depreciation and amortization), among others. At December 31, 2009, all covenants were fulfilled by Telemig.

d) Guarantees

At December 31, 2009, guarantees were granted for part of the Company’s loans and financing, according to the table below:

Banks	Amount of loan/financing	Guarantees
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	R$1,470,063 (URTJLP) R$4,327 (UMBNDES)
  Contract VIVO R$1,441,234: Guarantee in receivables referring to 15% of the higher between the debt balance or 4 (four) times the highest installment.
  Contract Vivo R$33,157: 15% of the receivables are pledged relating to service revenue
  Vivo Participações is intervening guarantor

Banco Europeu de Investimento – BEI	R$635,066	Commercial risk guaranteed by BBVA Portugal
Banco do Nordeste do Brasil S.A. - BNB	R$587,627
  Bank guarantee granted by Bank Bradesco S.A in an amount equivalent to 100% of the debit balance of the financing obtained
  Establishing a liquidity fund comprised of short-term investments at an amount equivalent to 3 (three) amortization installments by reference to the average post-grace period installment
  Vivo Participações is an intervening guarantor.

e) Promissory Notes

6th Issue

At July 24, 2009, 20 promissory notes were issued, in the value of R$25 million each, totaling R$500 million, bearing interests of 115.00% of the DI (Interfinancial Deposit) rate.

The funds raised from such transaction were used in the full repayment of the principal amount of the debt represented by the 4th issue of promissory notes, in the face value of R$500 million.

At October 22, 2009, the promissory notes related to the referred issue were settled.

f) Debentures

f.1) Fund raising by the company

2nd Issue

Within the scope of the First Securities Distribution Program in the amount of R$2 billion, announced on August 20, 2004, the Company issued debentures related to the 2nd Issue of the Company, in the amount of R$1 billion, on May 01, 2005, with a term of ten years, counted as from the issue date, that is, May 01, 2005.

Such offering consisted of the issue in two series, being R$ 200 million in the first series, and R$800 million in the second series, with final maturity on May 1, 2015. The debentures accrue interest, payable on a semiannual basis, corresponding to 120.0% (first series) and 104.2% (second series) of the accumulated daily average rates for the DI (one-day Interbank, extra group deposits) (DI rates), as calculated and published by the CETIP.

In May 2009, the debentures of the 1st Series of the 2nd Issue of the Company, as approved by the Board of Directors of the Company on March 30, 2009, were rescheduled. The new effective term of remuneration is 24 months, counted from May 01, 2009 until May 01, 2011, during which time the remuneration conditions defined herein shall remain unchanged. During this second term of remuneration, the debentures of the 1st Series of the 2nd Issue of the Company shall be entitled to a remuneration of 120.0% of the average rate of the one-day Interfinancial Deposits – the DI over extra-group  rate, calculated in accordance with the formula contained in clause 4.9 of the “2nd issue Indenture”. The payments of remuneration of the debentures shall be made on November 01, 2009, May 01, 2010, November 01, 2010 and May 01, 2011.

Rescheduling of the debentures remuneration is expected to occur on May 01, 2011 (first series) and May 01, 2010 (second series).

3rd Issue

On December 2008, the Board of Directors approved the 3rd public issue, by the Company, of simple, unsecured debentures not convertible into stock, of one sole series, not required to be registered with the CVM in conformity with the terms of art. 5, item II, of CVM Instruction no. 400, since said debentures referred to one sole and indivisible lot of securities. The unit face value of the debenture was R$210 million at the issue date (“Unit Face Value”), with maturity date on January 11, 2010.

4th Issue

On September 04, 2009, the Board of Directors approved the 4th public issue, by the Company, of simple, unsecured debentures not convertible into stock, all of them registered and of book-entry type, issued in up to three series, with tenor of 10 years.

The total amount of the issue was R$810 million, of which the basic offering corresponds to R$600 million, added by R$210 million due to the full exercise of the additional debentures option.

A total of eight hundred and ten thousand (810,000) debentures were issued in three (3) series, being 98,000 debentures in the 1st series, 640,000 in the 2nd series and 72,000 in the 3rd series. The amount of debentures allocated to each of the series was decided in mutual agreement between the Company and the Leader Arranger of the Offering, after the conclusion of the Bookbuilding (Market consulting mechanism made by the coordinator of the offering to pay the definition of securities / shares and the goodwill or negative goodwill on subscription price) procedure.

The remuneration for the 1st series is 108.00% of CDI, for the 2nd series is 112.00% of CDI and to the 3rd series, coupon of 7.00% per annum (on face value updated by the IPCA variation). These debentures accrue interest payable on a semiannual basis in the 1st and 2nd series and annual basis in the 3rd series.

Rescheduling of each series is provided for as follows: 1st series, on October 15, 2012, 2nd series, on October 15, 2013, and 3rd series, on October 15, 2014.

The proceeds raised as from the issue of the offering were used for full payment of the debt relating to the 6th issue of commercial promissory notes of the Company and to supplement of the working capital of the Company.

The transaction costs in connection with this issue in the amount of R$4,403 were appropriated to a liabilities reduction account as deferred cost and are recorded as financial expenses of the Company (note 25), pursuant to the contractual terms of this issue. The actual rate of this issue, considering the transaction costs is 112.13% of the CDI.

f.2) Fund raising by Telemig

1st Issue

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) - FUNDOMIC. Under the terms of this Program, Telemig Celular would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued, amounting to R$ 6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd Series, valued at R$ 17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd Series, valued at R$31,900, thus completing the program for providing service to 134 locations inside the state of Minas Gerais. At December 31, 2009, the total balance was R$59,600 (R$56,923 at December 31, 2008).

g) 3G Licenses Financing

At August 28, September 25, and October 22, 2009 Vivo settled the amounts owed to ANATEL for the 3rd generation, Band J, Width 10+10 Mhz Authorization Instruments, authorization period of 15 years, renewable only once for another 15 years, pursuant to the registration areas listed in the following table:

Term nº	Areas of Registration (States)	Amounts paid
21/2008/SPV – ANATEL	SP (sectors except 32 and 33 of the PGO)	243,407
17/2008/SPV – ANATEL	PR and SC	235,128
9/2008/SPV – ANATEL	RJ	219,334
18/2008/SPV – ANATEL	RS (sectors except 30 of the PGO)	178,033
7/2008/SPV – ANATEL	BA	84,292
15/2008/SPV – ANATEL	GO and TO	59,175
16/2008/SPV – ANATEL	DF	54,455
20/2008/SPV – ANATEL	AL, CE, PB, PE, PI and RN	48,915
19/2008/SPV – ANATEL	AM, AP, PA, MA and RR	42,845
10/2008/SPV – ANATEL	ES	33,973
13/2008/SPV – ANATEL	MT	32,057
14/2008/SPV – ANATEL	MS (sectors except 22 of the PGO)	26,889
8/2008/SPV – ANATEL	SE	13,484
12/2008/SPV – ANATEL	RO	12,249
60/2008/SPV – ANATEL	SP (sector 33 of the PGO)	6,511
11/2008/SPV – ANATEL	AC	3,918
61/2008/SPV – ANATEL	MS, GO E RS (sectors 22, 25 and 30 of the PGO)	3,792
59/2008/SPV – ANATEL	SP (sector 32 of the PGO)	2,647
Total		1,301,104

17.  PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to lawsuits that generate administrative and judicial contingencies related to labor, tax and civil claims. Relevant accounting provisions have been booked with respect to such lawsuits in which the chance of loss was deemed as probable.

17.1) Breakdown

The breakdown of the balances of such provisions at December 31, 2009 and 2008 was as follows:

	Consolidated
	12.31.09			12.31.08
	Provisions	(-) Judicial deposits	Net	Provisions	(-) Judicial deposits	Net
Civil	167,954	(67,156)	100,798	170,675	(42,187)	128,488
Labor	78,875	(38,635)	40,240	72,687	(34,344)	38,343
Tax	31,314	(3,547)	27,767	30,799	(3,547)	27,252
Total	278,143	(109,338)	168,805	274,161	(80,078)	194,083

Current			70,396			91,136
Noncurrent			98,409			102,947

17.2) Changes:

The changes to the provisions for net contingencies, for fiscal years ended December 31, 2009 and 2008, were as follows:

	Consolidated
	Civil	Labor	Tax	Total
Balance at 12. 31. 2007, net of the judicial deposits	150,743	41,909	6,752	199,404
Provisions recorded, net of reversals (note 24)	102,116	20,814	15,769	138,699
Payments	(129,854)	(15,049)	(1,821)	(146,724)
Monetary variation	1,044	-	6,552	7,596
Increase in judicial deposits	(2,253)	(13,596)	-	(15,849)
Addition of the da Telemig Participações at 03.31.08	6,692	4,265	-	10,957
Balance at 12. 31. 2008, net of the judicial deposits	128,488	38,343	27,252	194,083
Provisions recorded, net of reversals (note 24)	107,620	26,725	307	134,652
Monetary variation	(374)	-	771	397
Payments	(109,968)	(20,537)	(563)	(131,068)
Increase in judicial deposits	(24,968)	(4,291)	-	(29,259)
Balance at 12. 31. 2009, net of the judicial deposits	100,798	40,240	27,767	168,805

Current	65,580	3,673	1,143	70,396
Noncurrent	35,218	36,567	26,624	98,409

17.3) Comments/Details

17.3.1. Tax Proceedings

Probable Loss

a) ICMS

At December 31, 2009, Vivo (RJ, SP, AM and RR) was holding administrative and legal discussions on ICMS taxes that, based on the opinion of its legal advisors, are classified as probable loss and therefore are provisioned at R$24,759 (R$23,554 at December 31, 2008).

b) Federal Taxes

At December 31, 2009, Vivo was holding administrative discussions on federal taxes (IRRF/IRPJ/PIS/COFINS) that, based on the opinion of its legal advisors, are classified as probable loss and therefore are provisioned at R$ 2,824 (R$2,410 at December 31, 2008).

On July 2, 2002, an infraction notice was issued against Telemig from the National Social Security Institute (“INSS”) relating to the joint liability for the collection of the INSS contribution from service providers and the 11% withholding tax as provided for in Law 9711/98. At December 31, 2009 and 2008, Telemig had provisions amounting to R$3,547 to cover the possible losses resulting from such infraction, grounded on the opinion of its legal advisors, and has made a court deposit amounting to R$ 5,799. The proceedings are pending decision in the administrative sphere.

c) Other Taxes

At December 31, 2009, Vivo was holding administrative discussions on other taxes amounting to  R$184 (R$1,288 at December 31, 2008), which were provisioned based on the opinion of its legal advisors.

Possible Loss

Based on the opinion of its legal advisors, the Company Management believes that solving the issues listed below will not produce any material adverse effects on its financial condition.

At December 31, 2009, the total amounts involved were R$3,842,217 (R$2,870,094 at December 31, 2008), as described below:

a) State Taxes

The subsidiaries have several actions subject to administrative discussion (resulting from infraction notices) and legal discussions relating to ICMS taxes in the whole Brazilian territory, as described below:

  At December 31, 2009, Vivo’s legal discussion (DF, AC, PA, MS, MT, GO, RR, RO, TO and AM) totaledR$160,233 (R$109,220 at December 31, 2008), whose main subject matters are: i) ICMS taxes on occasional or supplementary services that are not characterized as telecommunications services; ii) ICMS taxes on international calls, originating in Brazil and going to foreign countries; iii) lack of proportional reversal of ICMS tax credits referring to the acquisition of fixed assets used in the provision of communication services and/or in the outflow of exempted or non-taxed goods; iv) ICMS taxes on provision of telecommunications services not for valuable consideration, characterized by the granting of credits to be consumed in the pre-paid service plan; v) non-inclusion, in the ICMS computation base, of the fine and delinquent interest charged from defaulting customers; vi) presumed noncompliance with accessory obligations; vii) other taxes relating to the marketing of goods; viii) delinquent fine and spontaneous infraction notice; ix) ICMS on the non-payment of taxes referring to tax substitution by later operations; x) ICMS on electric energy credits; xi) ICMS resulting from the difference in the tax determined by Embratel in the DETRAF document; xii) ICMS on the canceling of telecommunications services provision; and xiii) presumed sales with conditioned discounts.
  At December 31, 2009, Vivo (PR) proceedings totaledR$6,852 (R$7,267 at December 31, 2008), whose main subject matter is the payment of ICMS tax in arrears and crediting relating to fixed assets.
  At December 31, 2009, Vivo (BA) proceedings totaled R$51,577 (R$43,040 at December 31, 2008), whose main subject matters are: i) lack of proportional reversal of ICMS tax credit referring to the acquisition of fixed assets, electric energy and switching services as a result of provision of non-taxed communication services; ii) lack of reversal of ICMS tax credits relating to outflow of equipment as rental and loan for use; iii) payment of ICMS taxes in arrears in the period from February to March 1998; iv) ICMS assessing on supplementary communication services; v) lack of reversal of ICMS tax credit relating to long-distance calls and call center; vi) ICMS taxes on services enabling; and vii) ICMS tax credits of amounts reversed by virtue of customer complaints.
  At December 31, 2009, Vivo (SE) proceedings totaled R$33,167 (R$35,406 at December 31, 2008), whose main subject matters are: i) lack of proportional reversal of ICMS tax credit referring to the acquisition of fixed assets, electric energy and switching services provision of non-taxed communication services; ii) lack of reversal of ICMS tax credits relating to outflow of equipment as rental and loan for use; iii) ICMS taxes on the outflow of goods on a consigned basis; and iv) ICMS tax assessing on “supplementary communication services”.
  At December 31, 2009, Vivo (ES) proceedings totaled R$3,691 (R$7,019 at December 31, 2008), whose main subject matters are: i) undue ICMS tax credit; and ii) accessory obligations in relation to the bookkeeping of invoices.
  At December 31, 2009, Vivo (RJ) proceedings totaled R$183,158 (R$150,268 at December 31, 2008), whose main subject matters are: i) ICMS taxes assessing on “supplementary communication services”; ii) ICMS on services enabling; iii) ICMS on calls originating from administrative and testing terminals; iv) ICMS assessing on services provided to other telecommunications operating companies referring to certain customers that are not beneficiaries of exemption; v) ICMS on international calls; vi) lack of proportional reversal of ICMS tax credit relating to the acquisition of fixed assets; vii) ICMS on provision of telecommunications services not for valuable consideration; viii) ICMS credit relating to electric energy; ix) ICMS on the provision of telecommunications-related services; x) ICMS on the FECP additional amount, resulting from the provision of telecommunications-related services; and xi) disallowance of ICMS tax incentives referring to cultural projects and fines.
  At December 31, 2009, Vivo (RS) proceedings totaled R$22,550 (R$28,047 at December 31, 2008), whose main subject matters are: i) ICMS payment in arrears; and ii) ICMS on electric energy.
  At December 31, 2009, Vivo (SP) proceedings totaled R$149,953 (R$118,685 at December 31, 2008), whose main subject matters are: i) undue ICMS credits; ii) undue credit relating to the entry of amounts as untimely credits; iii) ICMS credits of reversed amounts by virtue of customer complaints (Cooperation Agreement 39/01); and iv) ICMS on discounts considered as unconditioned.
  At December 31, 2009, Vivo (SC) proceedings totaled R$685 (R$3,876 at December 31, 2008) whose main subject matters are: i) tax credit allocation at a higher limit than that established by the Brazilian tax law, relating to the inflow of goods whose outflow enjoys the computation base reduction benefit; and ii) fine for noncompliance with a legal obligation.
  Telemig is holding legal discussions on ICMS taxes assessing on equipment rental, contractual fines and on loan interest, whose proceedings relating to the first two discussions are pending the processing of a Special Appeal and an Extraordinary Appeal, and the latter is pending decision on a lower-level court; at December 31, 2009 the amount involved was R$12,388 (  R$7,481 at December 31, 2008).
  Federal Taxes

The Company and its subsidiaries are involved in several tax actions on a federal level in the whole national territory, as described below:

  Vivo is involved in an administrative discussion relating to the increase in the PIS computation base that totaled R$514 at December 31, 2009 (R$8,580 at December 31, 2008). The proceedings are pending highest-level administrative decision.
  Vivo is involved in an administrative discussion relating to a COFINS infraction notice amounting to R$9,882 at December 31, 2009 (R$9,663 at December 31, 2008), referring to deductions relating to losses incurred with derivative operations when determining the computation base for that contribution. The discussion is pending decision by the Brazilian Ministry of Finance’s Taxpayers Committee.
  Vivo was given tax infraction notices totaling R$159,666 at December 31, 2009 (R$148,467 at December 31, 2008), whose subject matters are: i) use of part of the negative computation base of the CSLL determined in fiscal 1997 by the company that gave origin to it through split-off; ii) presumed underpayment of IRPJ and CSLL because the tax inspectors did not recognize certain expenses as deductible; iii) alleged underpayment of IRRF in remittances made to foreign countries; and iv) adjustments of IRPJ and CSLL computation bases as a result of a reduction in the tax losses stated by the company. The discussions relating to the aforementioned proceedings are being held on an administrative sphere.
  Vivo was given tax infraction notices totaling R$67,311 at December 31, 2009 (R$42,129 at December 31, 2008), relating to IRPJ, CSLL, PIS, COFINS and IRRF, whose subject matters are: i) undue offsetting of non-operating tax losses with operating profits determined in a later period; ii) presumed tax underpayment; iii) non-confirmation of withholding tax on financial investments in the DIRF; and iv) isolated fine on the recorded/stated amount versus paid amount.
  Vivo is involved in administrative and legal discussions totaling R$17,569 at December 31, 2009 (R$18,937 at December 31, 2008), relating to underpayment of IRPJ, CSLL, PIS and COFINS, in view of the illegal proportional tax assessment, considering the disregard in relation to the occurrence of spontaneous infraction notice. Vivo is involved in discussions exclusively relating to the occurrence of spontaneous infraction notice of those taxes.
  Vivo is involved in administrative and legal discussions with a view to challenging debit balance of the tax debt referring to IRPJ, CSLL, PIS, COFINS and IRRF. Those are debts activated in the SIEF system because of statements rendered by the particular taxpayer (DCOMP – Compensation Statement and PER/DCOMP – Compensation Statement sent electronically), not confirmed by the Brazilian Internal Revenue Service. They are pending the completion of the administrative proceedings and final decision on a judicial level. At December 31, 2009, the amount involved was R$432,388 (R$197,864 at December 31, 2008).
  Vivo was given a tax infraction notice amounting to R$311,090 at December 31, 2009  (R$299,101 at December 31, 2008) relating to the collection of presumed IRPJ and CSLL debits, relating to the presumably undue amortization of the premium determined in the acquisition of shares in the Companhia Riograndense de Telecomunicações (“CRT”) in calendar years 1997 and 1998. Such requirement is pending decision on appeal by the Brazilian Ministry of Finance’s Taxpayers Committee.
  Telemig was given infraction notices owing to IRPJ underpayment, including fine and denial of request for refunding and offsetting of credits determined as a result of overpayments in relation to IRPJ estimates. In one of the proceedings in October 2009, a favorable decision was rendered by the First Chamber of Tax Appeals, which caused the proceedings to be reclassified as remote. In all other cases, the discussion is being held on an administrative level pending a final decision. For those cases, the amount involved at December 31, 2009 was R$30,767 (R$36,995 at December 31, 2008).
  Vivo Participações is involved in an administrative discussion relating to the presumed underpayment of IRRF on a remittance made to a foreign country. The total amount at December 31, 2009 was R$22,536 (R$20,923 at December 31, 2008).
     In May 2007, Vivo Participações was subjected to fiscal execution amounting to R$32,452 at December 31, 2009 (R$29,905 at December 31, 2008), relating to the requirement resulting from the non-homologation of the offsetting statement with a negative IRPJ balance in calendar year 2000, fiscal 2001. This case is pending decision of the lower level court. In an addendum about the same theme, Vivo Participações proposed an annulment action with a view to challenging the infraction notice, being reviewed by the Federal Court in São Paulo.
  Vivo Participações is involved in an administrative discussion relating to the infraction notices given to its merged company Tele Leste Celular Participações S.A., amounting to R$6,793 at December 31, 2009 (R$6,385 at December 31, 2008). The tax authorities claim income tax underpayment, as a result of an excess in the allocation made to FINOR, FINAM or FUNRES, as determined in an audit procedure of Income Tax Return Review – excess allocation to tax incentives. This case is pending decision of the second administrative level.
  Vivo Participações is involved in an administrative discussion relating to infraction notices whose subject matters are: i) non-deductibility of JSCP), considering the mismatch with current information in the DIRF of withholding tax amounts for beneficiaries of financial income; ii) presumed underpayment of estimated IRPJ and CSLL; and iii) adjustments of IRPJ and CSLL computation bases. The discussions relating to the aforementioned proceedings are being held on an administrative level. At December 31, 2009, the amount involved was R$97,353  (R$90,802 at December 31, 2008).
  Vivo Participações is involved in administrative and legal discussions with a view to challenging debtor balance related to tax debits referring to IRPJ, CSLL, PIS, COFINS and IRRF. Those are debits activated in the SIEF system because of statements rendered by the particular taxpayer (DCOMP and PER/DCOMP), not confirmed by the Brazilian Internal Revenue Service. Discussions are pending the completion of the administrative discussion and final decision on a legal level. At December 31, 2009 the amount involved was R$172,077 (R$3,704 at December 31, 2008).
  The Company is involved in discussions relating to the return to its customers of amounts liquidated as contributions to Social Security Financing (COFINS) and Social Integration Program (PIS).
  FUST: ANATEL, through Abridgment 7, of December 15, 2005, stated its understanding that: (i) “The revenues, among others, to be passed on to telecommunications service providers as compensation for the interconnection and the use of the resources of their networks cannot be excluded from the computation basis of FUST contributions,” and (ii) “The revenues, among others, received from telecommunications service providers as compensation for the interconnection and the use of the resources of their networks cannot be excluded from the computation basis of FUST contributions.”

Considering that the second part of the Abridgment is not in accordance with the provisions of the sole paragraph of article 6 of Law 9998, of August 17, 2000, Vivo filed an injunction challenging the legality of such requirement, and a favorable decision was rendered by the Lower Court. A decision from the Court of Appeals is still pending.

In January 2006, Telemig also filed an Injunction for the purposes of protecting its legitimate rights to continue paying the FUST amount without any extension of the computation basis not provided in law.

At December 31, 2009 Vivo’s amounts totaled R$331,704 (R$ 25,549 at December 31, 2008) and Telemig amounts total R$62,595 (R$33,102 at December 31, 2008).

The Company Management and its legal advisors understand that there is a chance of a favorable decision on such proceedings, both on the administrative and legal levels.

  FUNTTEL: Vivo and Telemig filed injunctions to the President of FUNTTEL’s Management Board and the Interim Secretary of the Brazilian Ministry of Communications to ensure their certain and liquid right to compute and pay FUNTTEL contributions, under the terms of Law 10052, of November 28, 2000, without the inclusion of the transfer amounts received as interconnection provision and use of resources integrating their networks, as provided in article 6, paragraph 4 of Decree 3737, of January 30, 2001, and a preliminary order was issued in this regard. In October 2008, the sentence rendered by the Lower Level Court was favorable to the operating companies. Therefore, in view of the sentence of the Lower Court, the enforcement of FUNTTEL on interconnection revenues is suspended.

The Brazilian Ministry of Telecommunications has issued notices of assessment of FUNTTEL in relation to interconnection revenues. The legal advisers of the subsidiaries had an administrative objection that is still pending judgment.

At December 31, 2009, Vivo’s amount totaled R$ 151,625 (R$ 106,101 at December 31, 2008) and Telemig’s is R$20,105 (R$19,201 at December 31, 2008).

The Company Management and its legal advisors understand that there is a chance of a favorable decision on such proceedings, both on the administrative and legal levels.

  FISTEL: Vivo holds authorizations granted by the Government through an Authorization Form to explore the Personal Mobile Service for an undetermined period; and other authorizations to use frequencies on a primary basis, for the period remaining from the first license, which may be extended for another fifteen years.

Upon the extension of the right to use radiofrequency associated to the exploration of the personal mobile service, ANATEL collects the TFI relating to the issuance of new licenses assessing on Cell Sites, mobile stations, and radio-loops.

Such collection is a result of ANATEL’s understanding that article 9, item III of Resolution 255 would apply to such case, so that the extension would be the taxable event of the TFI. As the Company understands that TFI collection on mobile stations is undue, Vivo is holding administrative discussions with ANATEL, which are still pending judgment.

At December 31, 2009, said amount totaled R$976,316 (R$827,020 at December 31, 2008).

As Telemig also understands that the TFI collection on mobile stations is undue, when the Company received the official letter on period extension, together with the collection slip of said tariff Telemig filed a refutation action, which is still pending judgment. At December 31, 2009, said amount totaled R$118,402 (R$108,789 at December 31, 2008).

The Company Management and its legal advisors understand that there is a chance of a favorable decision on such proceedings.

  EBC – Contribution to Public Broadcasting Investment:

On May 26, 2009, SINDITELEBRASIL - Trade Union for Telephony and Mobile and Personal Service Companies, filed an Injunction challenging the new contribution to the EBC (Empresa Brasil de Comunicação), created by Law 11652/08. No preliminary Order was issued, and Vivo and Telemig, operating companies affiliated to said Trade Union, obtained legal authorization to deposit the amount in question, which, at December 31, 2009 totaled R$ 63,377. At present, the proceeding is pending decision from the Lower Level Court.

    INSS: On July 02, 2002, Telemig was given an infraction notice from the National Social Security Institute (“INSS”), relating to the joint and several liability for the payment of the contribution to the INSS of service providers and the 11% withholding tax provided for in Law 9711/98. The total amount at December 31, 2009 was R$35,329 (R$33,726 at December 31, 2008). At December 31, 2009, Telemig had booked a provision in the amount of R$3,547 in order to cover possible losses arising out of the above mentioned infraction notice, substantiated by the opinion of its legal advisors (note 17.3b).
  Other cases: Vivo has other cases deemed to be possible losses totaling R$2,898 at December 31, 2009 (R$3,046 at December 31, 2008).

c) Municipal Taxes

Vivo is involved in several municipal tax proceedings as described below:

  As Vivo understands that the granting to use telecommunications networks is a communication service subject to ICMS tax payment, and not a rental of personal property, the Company was given an infraction notice in the municipalities of Salvador and Porto Alegre, whose administrations demand the payment of ISS on the TUM. At December 31, 2009 said amount totaled R$57,345 (R$56,910 at December 31, 2008). The administrative discussion conducted in Salvador is pending decision from the Court of Appeals. In Porto Alegre, the decision was favorable to Vivo.
  Vivo is involved in an administrative discussion relating to the ISS in other municipalities that totaled R$37,869 at December 31, 2009 (R$32,886 at December 31, 2008), whose main subject matters are: i) ISS on supplementary telephony services, on value added to telephony, publicity/advertising, enabling, caller ID and telephony subscription services; and ii) non withholding of ISS on consulting services provided by TISA (Telefónica International) to Vivo. The proceedings are under discussion, some of them on the administrative level and others on the legal level.

17.3.2. Civil Proceedings

Civil proceedings include civil claims, on several levels, and as previously shown, a provision considered sufficient to cover probable losses in those proceedings was accounted for.

a) Consumers

The Company and its subsidiaries are facing several legal proceedings filed by individual consumers or by civil associations representing the rights of consumers who claim noncompliance with services and/or products sold. On an individual basis, none of those proceedings is considered relevant.

At December 31, 2009, based on the opinion of its external legal advisors, R$145,756 (R$151,692 at December 31, 2008) were provisioned, and such amount was considered sufficient to cover probable losses in those proceedings.

On the same date, the sum of the amounts under discussion, on several levels, of the proceedings of such nature and whose possible loss is expected totaled R$492,819 (R$459,594 at December 31, 2008).

b) ANATEL

The subsidiaries are facing several administrative proceedings filed by ANATEL relating to noncompliance with the Regulation regarding the SMP. At December 31, 2009 R$17,464 (R$15,369 at December 31, 2008) was provisioned, and such amount was considered sufficient to cover probable losses in those proceedings.

On the same date, the sum of the amounts under discussion, on several levels, of the proceedings of such nature and whose possible loss is expected totaled R$7,570 (R$12,916 at December 31, 2008).

c) Other cases

They refer to proceedings of other natures, all of them relating to the normal business course. At December 31, 2009, based on the opinion of its external legal advisors, R$4,734 (R$3,614 at December 31, 2008) was provisioned, and such amount was considered sufficient to cover probable losses in those proceedings.

On the same date, the sum of the amounts under discussion, on several levels, of the proceedings of such nature and whose possible loss is expected totaled R$41,783 (R$21,976 at December 31, 2008).

17.3.3 Labor Claims

They include several labor claims, and as previously shown, a provision considered sufficient to cover probable losses in those proceedings was accounted for.

On the same date, the sum of the amounts under discussion, on several levels, of the proceedings of such nature and whose possible loss is expected totaled R$205,501 (R$193,462 at December 31, 2008).

17.4. Guarantees

The Company posted guarantees to proceedings of a tax, civil and labor nature, as follows:

Process	Property and Equipment	Escrow Deposits	Letter Guarantee	Total
Tax	63,940	3,547	280,570	348,057
Civil and labors	19,594	105,791	9,698	135,083
Total	83,534	109,338	290,268	483,140

In addition to the above mentioned guarantees, at December 31, 2009, the Company and its subsidiaries had amounts recorded as guarantee of lawsuits (blocked deposits in court) totaling R$53,979.

17.5. Tax Audits

According to the current Brazilian law, federal, state and municipal taxes and social contributions are subject to review by the proper authorities for periods ranging from 5 to 30 years.

18. OTHER LIABILITIES

	Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Prepaid services to be rendered	-	-	518,642	451,772
Reverse stock split (a)	190,489	103,121	246,930	244,090
Provision for disposal of assets (b)	-	-	153,739	183,387
Provision fidelity program	-	-	65,591	117,590
Provision for pension fund	-	-	15,693	12,372
Liabilities with intercompany	327	372	1,180	3,906
Others	471	471	9,576	9,260
Total	191,287	103,964	1,011,351	1,022,377

Current	190,951	103,644	834,824	820,233
Noncurrent	336	320	176,527	202,144

 a)  This refers to credit made available to the holders of shares remaining as a result of the reverse stock split of the capital stock of the Company and of its subsidiaries.

b)    This refers to the costs to be incurred in connection with the eventual need of giving back to their owners the “sites” (locations for installation of Radio Base Stations – RBS of the subsidiaries) in the same conditions as they were found at the time of the execution of the initial lease contracts thereof.

19. SHAREHOLDERS’ EQUITY

a) Capital Stock

Pursuant to the Articles of Incorporation, the Company may increase its capital stock up to the limit of seven hundred and fifty million (750,000,000) shares (authorized capital), either common or preferred, regardless of the amendment to the articles of incorporation, with the Board of Directors being the competent body to resolve on the increase and the consequent issue of new shares up to the referred limit.

At a Meeting of the Board of Directors held on February 12, 2009, an increase of the capital stock in the amount of R$189,896 was approved, which corresponds to the tax benefit of the incorporated goodwill for fiscal year 2008 (note 7.2).

At a Special Shareholders’ Meeting held on July 27, 2009, a capital increase was approved in the amount of R$1,879,728, upon issue of 26,374,793 book-entry shares, arising out of the exchange of shares with the minority shareholders of Telemig Participações (note 1d), of which 993,854 are common shares and 25,380,793 are preferred shares, all of them registered and with no face value.

At December 31, 2009, the subscribed and paid-up capital stock of the Company was R$8,780,150 (R$6,710,526 at December 31, 2008), represented by shares with no face value, distributed among the shareholders as follows:

	Number of shares
	12.31.09	12.31.08
Capital stock
Common	137,269,188	134,150,345
Preferred	263,444,639	234,369,011
Total	400,713,827	368,519,356

Treasury shares
Preferred	(1,123,725)	(1,123,725)
Total	(1,123,725)	(1,123,725)

Shares outstanding
Common	137,269,188	134,150,345
Preferred	262,320,914	233,245,286
Total	399,590,102	367,395,631

b) Capital Reserves

b.1) Goodwill  reserve

This reserve represents the excess of value at the time of the issuance or capitalization in relation to the basic value of the share at the issuance date.

b.2) Special Goodwill Reserve

This reserve was booked as a result of the corporate reorganization processes described in note 7.2, as a counter-entry to the net assets transferred, and represents the future tax benefit to be earned by amortization of the premium transferred. The portion of special goodwill reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder, with the issue of new shares. The capital increase is subject to the preemptive rights of the non-controlling shareholders, proportionally to their respective interests, by kind and class of share, at the time of the issue, with the amounts paid upon the exercise of such right to be directly delivered to the controlling shareholder, pursuant to the provisions in CVM Instruction no. 319/99.

The Meeting of the Board of Directors held on February 12, 2009 approved a capital increase of R$189,896, representing the tax benefit of the incorporated goodwill reserve for fiscal year 2008, with the issue of 5,819,678 new shares, of which 2,124,989 were common shares and 3,694,689 were preferred shares, ensuring the preemptive right provided for in Article 171 of Law No. 6404/76, and the proceeds arising from the exercise of the preemptive right were credited to Portelcom Participações S.A.. With the capitalization effected in the first quarter of 2009, all the amount of tax benefit was capitalized to the benefit of the controlling shareholders; consequently, there will be no new capitalizations relating to these specific tax benefits in the future.

b.3) Tax Incentives

These represent the amounts invested in tax incentives in previous fiscal years. The balance recorded by the Company was originated from the merger of Tele Centro Oeste Celular Participações S.A., which occurred on February 22, 2006.

c) Profit Reserves

c.1) Legal Reserve

The legal reserve is booked by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock or 30% of the capital stock added by the capital reserves. As from such limit, allocations to this reserve are no longer mandatory, as set forth in Art. 193 of Law no. 6404/76.

c.2) Reserve for Expansion

The reserve for expansion was booked with the purpose of holding funds for financing additional investments of fixed and current capital by allocation of up to 100% of the remaining net profit, after the legal determinations. This reserve is supported by a capital budget approved at the shareholders’ meetings.

c.3) Reserve for Contingencies and Treasury Shares

The amounts recorded result from the spin-off of Companhia Riograndense de Telecomunicações – CRT and are designed to guarantee an eventual court decision rendered with respect to judicial actions concerning capitalizations for fiscal years 1996 and 1997 which occurred in that company.

d) Retained Earnings

At a General and Special Shareholders’ Meeting, held on March 19, 2009, the allocation of the net profit for fiscal year 2008 was approved, in the amount of R$399,901, of which R$19,995 were applied to the Legal Reserve and R$379,906 as dividends and interest on capital: R$161,113 as interest on shareholders’ equity, gross value (R$136,946, net of withholding income tax) and R$218,793 as dividends. Additionally, R$46,892 were allocated as supplementary dividends.

Pursuant to a change introduced by Law no. 11.638/07, the net profit for the year shall be fully allocated in conformity with the provisions set forth in articles 193 to 197 of Law no. 6.404/76.

e) Dividends and Interest on shareholders’ equity

The General and Special Shareholders’ Meeting, held on March 19, 2009, approved the payment of interest on shareholders’ equity, gross value, in the amount of R$161,113 (R$136,946, net of withholding income tax) and of dividends, in the amount of R$265,685.

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the Bylaws, but are ensured priority in the reimbursement of the capital stock, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of Law no. 6.404/76, and priority in receiving minimum non-cumulative dividends equivalent to the higher of the following amounts:

e.1) 6% (six per cent) per year on the amount resulting from the division of the subscribed capital by the total number of Company’s shares; or

e.2) 3% (three per cent) per year on the amount resulting from the division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed profit under the same conditions applicable to common shares, after the common shares have been ensured of a dividend equal to the minimum priority dividend established for the preferred shares.

Effective December 2, 2009, the effective date of the Commencement of payment of dividends for the year ended 2008, holders of preferred shares have lost their right to full voting because the interest on shareholders’ equity added to the value of dividends per share totaling the statutory minimum value. This was deliberated at thete Annual General Meeting at March 19, 2009.

Interest on shareholders’ equity and dividends not claimed by the shareholders are forfeited in 3 (three) years, as from the date of the beginning of payment, as set forth in article 287, subparagraph II, item a), of Law No. 6404/76.

At December 31, 2009 and 2008, the proposed dividends were calculated as follows:

	12.31.09	12.31.08
Net income	871,394	399,901
Appropriation to legal reserve	(43,569)	(19,995)
Adjusted net income	827,825	379,906
Minimum dividend (25% on adjusted net income)	206,956	94,977

Proposed interest on shareholders’ equity: (gross)	104,136	161,113
Withholding income tax	(15,620)	(24,167)
Proposed interest on shareholders’ equity (net)	88,516	136,946

Proposed dividend	723,689	218,793
Proposed additional dividend	6,676	46,892

Proposed dividend and interest on shareholders’ equity	818,881	402,631
1) Distribuition of interest on shareholders’equity
Number of common and preferred shares (excluded treasury shares)	399,590,102	367,395,631
Gross interest on shareholders' equity proposed per share (R$)	R$0.260606460918	R$ 0.438528010149
Net interest on shareholders' equity proposed per share (R$)	R$0.221515491780	R$ 0.372748808626

2) Distribution of dividends
Proposed dividends for the common shares(R$)	250,898	97,012
Proposed dividends for the preferred shares(R$)	479,467	168,673
Total	730,365	265,685

Number of shares
Common shares	137,269,188	134,150,345
Preferred shares (excluded treasury shares)	262,320,914	233,245,286

Dividend per share
Common shares	R$1.827783667493	R$0.723158613772
Preferred shares	R$1.827783667493	R$0.723158613772

20. NET OPERATING REVENUE

	Consolidated
	12.31.09	12.31.08
Franchise and use	10,477,815	10,013,953
Interconnection	6,301,586	6,140,301
Data and value-added services	2,971,276	2,049,801
Other services	188,760	244,121
Gross revenue from service	19,939,437	18,448,176

Value-added tax on services (ICMS)	(3,439,788)	(3,114,869)
Discounts granted	(760,380)	(812,745)
PIS and COFINS	(725,839)	(669,788)
ISS	(7,735)	(5,478)

Net operating income from services	15,005,695	13,845,296

Gross income from handsets and accessories	2,932,237	3,258,070

Discounts granted	(966,479)	(1,009,701)
Value-added tax on services (ICMS)	(296,801)	(308,298)
PIS and COFINS	(167,712)	(196,994)
Returns of goods	(143,754)	(118,709)

Net operating income from sale of handsets and accessories	1,357,491	1,624,368

Total net operating income	16,363,186	15,469,664

There was not any customer who contributed more than 10% of the gross operating revenue for the fiscal years ended December 31, 2009 and 2008.

21. COST OF GOODS SOLD AND SERVICES RENDERED

	Consolidated
	12.31.09	12.31.08
Interconnection	(2,313,193)	(2,146,713)
Depreciation	(1,856,285)	(1,424,640)
Taxes and contributions	(860,116)	(656,199)
Outside services	(630,142)	(539,718)
Amortization	(429,825)	(282,353)
Rent, insurance and condominium fees	(359,608)	(281,509)
Leased lines	(313,046)	(255,441)
Personnel	(144,274)	(120,108)
Other consumables	(34,080)	(30,449)
Cost of services rendered	(6,940,569)	(5,737,130)
Cost of goods sold	(2,011,001)	(2,441,894)
Total	(8,951,570)	(8,179,024)

22. SELLING EXPENSES

	Consolidated
	12.31.09	12.31.08
Outsourced services	(2,137,934)	(1,913,309)
Depreciation	(458,038)	(433,211)
Advertising	(427,726)	(443,616)
Costumer loyalty and donations	(420,722)	(429,216)
Personnel	(404,663)	(338,229)
Allowance for doubtful accounts	(213,235)	(303,845)
Amortization	(90,361)	(90,036)
Rent, insurance and condominium expenses fees	(76,396)	(66,115)
Other supplies	(128,347)	(89,478)
Total	(4,357,422)	(4,107,055)

23. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Outsourced services	(14,503)	(12,985)	(491,107)	(463,419)
Personnel	(2,543)	(2,972)	(326,860)	(298,815)
Amortization	-	-	(275,701)	(190,336)
Depreciation	(2)	(11)	(121,777)	(106,036)
Rent, insurance and condominium fees	(13)	-	(87,884)	(83,061)
Other supplies	(913)	(89)	(30,861)	(22,511)
Total	(17,974)	(16,057)	(1,334,190)	(1,164,178)

24. OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Recovered expenses	1,413	16,396	376,330	159,421
Fines	-	-	111,246	103,582
Shared infrastructure - EILD	-	-	138,796	95,017
Rental properties	-	-	16,349	13,277
Amortization of goodwill, net of realization of the provision for losses on investments	-	(348,438)	-	(411,088)
Provision for contingencies, net	191	(481)	(134,652)	(138,699)
FUST	-	-	(84,994)	(75,665)
PIS and COFINS (a)	(42)	(279)	(53,371)	(64,241)
ICMS on other expenses	-	-	(57,706)	(48,034)
FUNTTEL	-	-	(42,459)	(37,802)
Amortization of deferred charges	-	-	(25,529)	(36,484)
Other taxes, fees and mandatory contributions	(66)	(22)	(13,133)	(13,893)
Sale and provision for lost on asset	1,935	(1,640)	(6,187)	(31,300)
Others	57	4,365	16,122	16,048
Others income (expenses), net	3,488	(330,099)	240,812	(469,861)

a) These refer to PIS and COFINS on other operating income, such as: fines, infrastructure sharing expenses, EILD and others.

25. FINANCIAL EXPENSES, NET

	Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Financial income:
Income from financial transactions	15,767	252	169,981	271,244
Other income from financial operations	37,297	36,568	72,373	74,460
(-) Pis and COFINS (a)	(38,561)	(36,353)	(42,539)	(41,507)
Total	14,503	467	199,815	304,197

Financial expenses:
Loans, financing and debentures	(213,320)	(203,356)	(430,646)	(433,450)
Derivative transactions	(6,739)	(3,300)	(86,820)	(192,580)
Discounts granted	-	-	(33,991)	(39,134)
Charges 3G licenses	-	-	(104,967)	(163,214)
Other financial transactions	(5,545)	(3,214)	(45,480)	(52,969)
Total	(225,604)	(209,870)	(701,904)	(881,347)

Monetary and exchange variations:
Derivative transactions	-	1,390	(489,515)	840,913
Loans and financing	-	(1,550)	486,600	(841,552)
Suppliers and other transations	3	(9)	33,711	(78,565)
Total	3	(169)	30,796	(79,204)

Effects of Fair Value and Adjustments of the present value
Loans and financing	(1,216)	104	(146,248)	154,415
Derivative transactions	(1,277)	(1,352)	122,544	(128,843)
Other operations	-	-	7,768	(6,917)
Total	(2,493)	(1,248)	(15,936)	18,655

Financial expenses, net	(213,591)	(210,820)	(487,229)	(637,699)

a) These refer to PIS and COFINS levied on interest on shareholders’ equity received from the subsidiaries.

26. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries monthly record provisions for income and social contribution taxes, on an accrual basis, paying the taxes based on the monthly estimate. The deferred taxes are recognized on the goodwill restructured amortization, the temporary differences and tax loss and negative base of the social contribution, as mentioned in Note 7. The breakdown of expenses with income and social contribution taxes is shown below:

	Consolidated
	12.31.09	12.31.08
Income and social contribution tax on goodwill amortization	(325,144)	(308,863)
Income and social contribution tax	(241,921)	(51,630)
Deferred income and social contribution tax	(23,388)	(109,009)
Total	(590,453)	(469,502)

The table below presents a reconciliation of the expense with income taxes stated, eliminating the effects of the tax benefit arising from the goodwill, and the amounts calculated by application of the official rates combined to a rate of 34%:

	Company		Consolidated
	12.31.09	12.31.08	12.31.09	12.31.08
Income before taxes	781,504	241,995	1,369,451	738,883

Tax credit at combined statutory rate (34%)	(265,711)	(82,278)	(465,613)	(251,220)

Permanent additions (exclusions):
Goodwill amortization	11,819	(106,650)	11,819	(135,134)
Grants received by subsidiary s, fines, souvenirs, pension plans and write-off of inventory	(9)	(9)	(21,898)	(23,942)
Income Tax Adjustments	(129)	(3,631)	(15,597)	(10,473)
Equity pick-up, net of tax on interest on shareholders' equity	236,923	192,807	-	-
Other exclusions	589	(122)	(25,607)	(33,338)
Unrecognized tax loss	2,272	(3,324)	(73,557)	(15,395)
Tax debt	(14,246)	(3,207)	(590,453)	(469,502)

27. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

The Company and its subsidiaries are engaged in transactions involving financial instruments, the risks of which are actively managed by means of a set of initiatives, procedures and comprehensive operating policies.

The Company’s and its subsidiaries’ financial instruments are presented in compliance with CVM Resolution no. 566, dated December 17, 2008, which approved Technical Statement CPC 14, and with CVM Instruction 475, dated December 17, 2008.

The Company and its subsidiaries have evaluated their financial assets and liabilities against market values, using the available information and proper evaluation methodologies. However, the interpretation of market data and the selection of evaluation methods require considerable discretion and estimates in order to calculate the most adequate realizable value. In consequence, the estimates presented do not necessarily indicate the amounts realizable in the current market. The use of different market assumptions and/or methodologies may have a material effect on the estimated realization values.

a) General considerations

At December 31, 2009 and 2008, the main financial instruments, and their respective values by category, were as follows:

	Company
	12.31.09			12.31.08
	Fair value through results	Amortizated cost	Total	Fair value through results	Amortizated cost	Total
Assets
Cash and cash equivalents	257,111	-	257,111	10,706	-	10,706
Interest on shareholders' equity and dividends	-	1,161,444	1,161,444	-	397,412	397,412
Other assets		7,522	7,522		8,282	8,282
Liabilities
Payroll and related accruals	-	393	393	-	555	555
Trade accounts payable	-	2,345	2,345	-	4,463	4,463
Taxes payable	-	36,609	36,609	-	46,028	46,028
Debentures and promissory note	-	2,069,865	2,069,865	-	2,112,876	2,112,876
Interest on shareholders’ equity and dividends	-	931,212	931,212	-	407,473	407,473
Derivative contracts	12,854	-	12,854	1,213	-	1,213
Other liabilities	-	191,287	191,287	-	103,964	103,964

	Consolidated
	12.31.09			12.31.08
	Fair value through results	Amortizated cost	Total	Fair value through results	Amortizated cost	Total
Assets
Cash and cash equivalents	1,258,574	-	1,258,574	2,182,913	-	2,182,913
Short-term investments pledged as collateral	90,541	-	90,541	88,822	-	88,822
Trade accounts receivable, net	-	2,546,806	2,546,806	-	2,578,498	2,578,498
Derivative contracts	151,760	-	151,760	632,751	-	632,751
Other assets		364,551	364,551		369,225	369,225
Liabilities
Payroll and related accruals	-	161,366	161,366	-	185,471	185,471
Trade accounts payable	-	3,053,587	3,053,587	-	3,726,324	3,726,324
Taxes payable	-	1,209,956	1,209,956	-	1,060,875	1,060,875
Loans and financing	932,824	2,062,205	2,995,029	2,393,693	3,439,664	5,833,357
Debentures and promissory note	-	2,129,465	2,129,465	-	2,169,799	2,169,799
Interest on shareholders’ equity and dividends	-	934,358	934,358	-	545,864	545,864
Derivative contracts	162,388	-	162,388	203,323	-	203,323
Other liabilities	-	1,011,351	1,011,351	-	1,022,377	1,022,377

b) Considerations on risk factors which may affect the Company’s and its subsidiaries’ business

The main market risks to which the Company and its subsidiaries are exposed in the conduct of their activities are:

Liquidity Risk

Liquidity risk is the possibility that the Company and its subsidiaries do not have sufficient resources to meet their commitments according to the different currencies and terms of settlement of their rights and obligations.

The Company and its subsidiaries structure the maturity dates of the non-derivative financial agreements, as shown in note 16, and of their respective derivatives as shown in the payments scheduled disclosed in the referred note, in such manner as not to affect its liquidity.

The control of the Company’s and its subsidiaries’ liquidity and cash flow is daily monitored by the Company’s Management, in such way as to ensure that the operating cash generation and the previous fund raising, as necessary, are sufficient to meet its schedule of commitments, not generating liquidity risks to the Company and its subsidiaries.

Credit Risk

The credit risk arises out of the eventual difficulty to collect the amounts payable by its customers for the telecommunication services rendered to them and of sales of handsets to the distributors network.

The Company and its subsidiaries are also subject to the credit risk related to their financial investments and accounts receivable for swap transactions.

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ default, by means of clear policies regarding the sale of post-paid handsets. The customer base of the subsidiary companies has, predominantly, a prepaid system, which requires the prior charging and consequently entails no credit risk.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases.

In relation to the credit risk in connection with the financial institutions, the Company and its subsidiaries act in such a manner as to diversify this exposure among various world-class financial institutions.

Interest Rate and Inflation Risk

The interest rate risk arises out of the portion of the debt referenced to the CDI rate and of the liability positions in derivatives (exchange hedge, IGPM and IPCA) contracted at floating rates, which may have a negative effect on the financial expenses in case of an unfavorable change in the interest rates. The balance of financial investments, indexed at the CDI rate, partially offsets such effect.

The debt to the BNDES is indexed to the TJLP rate, which remained at 6.25% per year from July 2007 until the end of June 2009. In July 2009, a reduction in the rate to 6.00% per year was announced, with a positive impact on this portion of the debt. As of December 31, 2009 the rate remained at 6.00% per year.

The inflation rate risk arises out of the debentures of the Company and of Telemig, indexed to the IPCA, which may negatively affect the financial expenses in case of an unfavorable change in such index.

In order to reduce the exposure to the local variable interest rate (CDI), the Company and its subsidiaries invest the cash surplus of R$1.212.106, mainly, in short term financial investments (Bank Deposit Certificates) indexed to the CDI rate.

Exchange Rate Risk

This risk arises out of the possibility of losses on account of exchange rate fluctuations, which may increase the liabilities and expenses arising out of loans and purchase commitments in foreign currencies.

The Company and its subsidiaries have contracted financial derivative transactions (exchange hedges) so as to protect themselves against exchange rate fluctuations arising out of foreign currency loans. The instruments used are swap contracts.

The table below summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor at December 31, 2009 and 2008:

	Consolidated
	12.31.09		12.31.08
	US$	¥	US$	¥
Loans and financing	(419,584)	(1,404,398)	(467,501)	(51,937,288)
Loans and financing - UMBNDES (a)	(2,485)	-	(4,061)	-
Derivative instruments	421,070	1,404,398	467,308	51,937,288
Total (insufficient coverage)	(999)	-	(4,254)	-

(*) UMBNDES is a monetary unit prepared by the BNDES, made up of a foreign currencies basket, the main currency being the US Dollar, for which reason the Company and its subsidiaries consider it upon reviewing the risk coverage related to the exchange rate fluctuations.

In addition to the amounts informed above, Vivo records liabilities in foreign currency referring to other obligations. At December 31, 2009 the balance of other liabilities in foreign currency was US$ 32,925 and €11,961 (US$33,104 and  €20,044 at December 31, 2008).

c) Transactions with Derivatives

The Company and Vivo entered into swap contracts in foreign currency at several exchange rates, in notional amounts at December 31, 2009 of US$ 415,637, and JPY 1,338,853, at December 31, 2009 (US$ 515,606, and JPY 51,594,615 at December 31, 2008). At December 31, 2009, the Company and Vivo had no interest rate swap contracts in local currency (CDI) (R$225,000 at December 31, 2008) and, at that same date, we recorded the notional amount of R$110,000 of swaps indexed to the IGPM (R$110,000, at December 31, 2008).

At October 15, 2009, a swap contract was contracted, which was indexed to the IPCA as for assets, and to the CDI, as for liabilities, in the notional amount of R$72,000, in order to cover the exposure of the flows of the 3rd series of the 4th Issue of Debentures to the variation of the IPCA rate. Upon being contracted, this swap was recognized as a fair value hedge.

As required by Law no. 11,638/07, the Company and Vivo started applying CPC 14 since the transition date on January 1, 2007. CPC 14 must be applied to all derivative instruments, and requires that such instruments are stated in the balance sheet at their fair value. Changes to the fair value of the derivatives are recognized in the statement of operations, unless the Company is able to prove compliance with specific criteria such as hedge accounting.

The derivative financial instruments intended for hedging and the respective items subject to the hedge are adjusted monthly to the fair value, with due regard to the following: for those financial instruments classified as fair value hedges and evaluated as effective, the valuation or devaluation of the fair value of the hedged instrument and of the item subject matter of hedge must be recorded as a counter-entry to the proper revenue or expense account in the statements of operations.

The Company and Vivo calculates the effectiveness of these hedges on a continuous basis (at least quarterly) and, at December 31, 2009 and 2008, the contracted hedges were effective in relation to the debts being covered. As long as these derivative contracts comply with hedge accounting according to CPC 14, the covered debt is also adjusted to its fair value in conformity with the fair value hedge rules.

The CVM, by Resolution no. 550, issued on October 17, 2008, and by Instruction no. 475, issued on December 17, 2008, requires publicly-held companies to disclose, in a specific explanatory note, qualitative and quantitative information about all their derivative financial instruments, whether recognized or not as assets or liabilities in their balance sheets.

d) Risk Management Policy

All contracting of derivative financial instruments of the Company and of Vivo is intended for protection against foreign exchange risk and variations in foreign and local interest rates arising out of debts, pursuant to a corporate policy of risk management. Accordingly, eventual variations in the risk factors generate an inverse effect on the subject matter they are intended to protect. Therefore, there are no derivative financial instruments for speculation purposes and 99.8% of the financial exchange liabilities are hedged.

The Company and Vivo keep internal controls in relation to their derivative instruments which, in the opinion of the Management, are adequate for controlling risks associated with each strategy of market action. The results obtained by the Company and by Vivo in relation to their derivative financial instruments show that the Management has properly managed risks.

e) Fair values of the derivative financial instruments

The valuation method used for calculating the market value of the loans, financing, debentures and derivatives was the discounted cash flow which considered the expectancy of settlement or receipt of liabilities and assets at the market rates prevailing at December 31, 2009 and 2008.

The fair values are calculated by projecting the future flows of the transactions, using the BM&F Bovespa curves and bringing them to present value using market DI rates for swaps disclosed by BM&F Bovespa.

The market values of the exchange coupon swaps x CDI were obtained using the market exchange rates in effect at December 31, 2009 and the rates projected by the market which were obtained from the currency coupon curves. For calculating the coupon of the positions indexed in foreign currency the linear convention of 360 calendar days was adopted and for calculating the coupon of the positions indexed to the CDI the exponential convention of 252 business days was adopted.

The financial instruments disclosed below are recorded with the CETIP, all of them being classified as swaps, not requiring a margin deposit.

			Notional		Fair Value		Cumulative effect
							Amount receivable (payable)
	Description		12.31.09	12.31.08	12.31.09	12.31.08	12.31.09	12.31.08
	"Swap" of contract

	Asset position
(1)	Foreign currency		728,040	1,768,940	759,581	2,430,082	158,117	713,641
	Abn Amro	USD	78,079	78,079	95,327	112,188	3,026	33,233
	Banco do Brasil	JPY	22,225	301,899	26,415	504,863	-	180,674
	Bradesco	USD	-	29,128	-	43,676	-	13,125
	Citibank	USD	181,230	181,230	174,296	205,044	36,070	61,394
	Itaú	USD	-	643	-	657	-	-
	JP Morgan	USD	443,207	443,207	460,769	536,433	119,021	178,381
	Pactual	USD	-	1,812	-	1,892	-	-
	Santander	JPY	-	542,296	-	835,118	-	246,834
	Unibanco	USD	3,299	92,792	-	93,478	-	-
	Votorantim	USD	-	97,854	2,774	96,733	-	-

	Post rate		-	225,000	-	226,247	-	-
	Banco do Brasil	CDI	-	175,000	-	175,970	-	-
	Bradesco	CDI	-	50,000	-	50,277	-	-
	Santander	CDI	-	-	-	-	-	-

(2)	Inflation Rate		182,000	110,000	250,927	156,703	24,948	15,623
	Unibanco	IGPM	110,000	110,000	176,016	156,703	14,357	15,623
	Itaú	IPCA	72,000	-	74,911	-	10,591	-
						-
	Liabilities position
	Post Rate (CDI)		(728,040)	(1,768,940)	(750,997)	(1,920,551)	149,534	202,109
	Abn Amro	CDI	(78,079)	(78,079)	(92,301)	(78,955)	-	-
	Banco do Brasil	CDI	(22,225)	(301,899)	(27,453)	(324,189)	1,038	-
	Bradesco	CDI	-	(29,128)	-	(30,551)	-	-
	Citibank	CDI	(181,230)	(181,230)	(177,852)	(177,882)	39,626	34,233
	Itaú	CDI	-	(643)	-	(1,172)	-	515
	JP Morgan	CDI	(443,207)	(443,207)	(446,791)	(452,853)	105,043	94,799
	Pactual	CDI	-	(1,812)	-	(3,144)	-	1,252
	Santander	CDI	-	(542,296)	-	(588,284)	-	-
	Unibanco	CDI	(3,299)	(92,792)	(6,600)	(127,030)	-	33,552
	Votorantim	CDI	-	(97,854)	-	(136,491)	3,827	37,758

	Pre Rate		-	(225,000)	-	(227,461)	-	1,214
	Banco do Brasil	PRE	-	(175,000)	-	(176,908)	-	938
	Bradesco	PRE	-	(50,000)	-	(50,553)	-	276

	Post Rate (CDI)		(182,000)	(110,000)	(238,833)	(141,080)	12,854	-
	Unibanco	CDI	(110,000)	(110,000)	(161,659)	(141,080)	-	-
	Itaú	CDI	(72,000)	-	(77,174)	-	12,854	-

				Asset position			183,065	729,264
				Provision withholding income tax			(31,305)	(96,513)
				Liabilities position			(162,388)	(203,323)
				Amount receivable (payable), net of withholding tax			(10,628)	429,428

(1)  Foreign currency swap x CDI (R$759,581) – swap transactions contracted with maturity dates until 2015, for protection against exchange variation risk in financing transactions in foreign currency (book value of R$761,323).

(2)   Swap IGPM x CDI percentage (R$176,016) – swap transactions contracted with maturity date until 2010 with the purpose of protecting the flow identical to the debts’ indexed to the IGPM (book value of R$176,016).

(2) Swap IPCA x CDI percentage (R$74,911) – swap transactions contracted with maturity dates until 2014 with the purpose of protecting the flow identical to the debentures’ (4th issue – 3rd series) indexed to the IPCA (book value of R$74,911).

At December 31, 2009, the Company and Vivo recorded balances in assets (net of IRRF – withholding income tax) in the amount of R$151,760 (R$632,751 at December 31, 2008) and in liabilities in the amount of R$162,388 (R$203,323 at December 31, 2008), stated in the financial statements in order to reflect the derivatives positions.

Gains and losses in the fiscal year ended on December 31, 2009, grouped by contracts executed, were recorded in the income accounts (note 25), as required in CVM Resolution 550/08.

Below is a breakdown of the maturity dates of the amounts receivable (payable) arising out of swap contracts at December 31, 2009:

Description
"Swap" of contract	Maturity				Amount receivable (payable) 12/31/09
	2010	2011	2012	2013 and after
Foreign currency x CDI
Abn Amro	3,026	-	-	-	3,026
Banco do Brasil	-	(1,038)	-	-	(1,038)
Citibank	(8,397)	(10,859)	(9,542)	25,242	(3,556)
JP Morgan	(17,695)	(26,759)	(24,384)	82,816	13,978
Votorantim	(2,576)	(1,251)	-	-	(3,827)
Total	(25,642)	(39,907)	(33,926)	108,058	8,583

IGPM x CDI
Unibanco	14,357	-	-	-	14,357
Total	14,357	-	-	-	14,357

IPCA x CDI
Itaú	(2,302)	(4,015)	(3,646)	7,700	(2,263)
Total	(2,302)	(4,015)	(3,646)	7,700	(2,263)

Total	(13,587)	(43,922)	(37,572)	115,758

		Asset Position			183,065
		Liabilities Position			(162,388)
		Balance before withholding income tax			20,677
		Provision withholding income tax			(31,305)
		Balance sheet adjustments			(10,628)

Analysis of sensibility to the risk variables of the Company and its subsidiaries

CVM Instruction 550/08 indicates that publicly-held companies, in addition to the provisions in item 59 of CPC 14 (Financial Instruments: Acknowledgement, Measurement and Evidencing), are required to disclose a sensitivity analysis for each type of market risk deemed the Management to be material, to which the entity is exposed at the closing date of each period, including all transactions with derivative financial instruments.

In compliance with the provisions above, each of the transactions with financial derivatives was evaluated considering a probable realization scenario and two scenarios which may generate adverse results to the Company and to Vivo.

In the probable scenario, the premise of realizing what the market has been signalizing in the future market curves (currency and interest) of the BM&F Bovespa was considered. Thus, in the probable scenario, there is no impact on the fair value of the financial instruments already presented above. For the adverse scenarios, deterioration of 25% and 50%, respectively, was considered in the risk variables until the maturity date of the financial instruments.

As the Company and Vivo have only derivative instruments for hedging their financial debt, changes in the scenarios are accompanied by the respective hedge objects, thus showing that the effects thereof are almost null. At December 31, 2009, for these transactions, the Company and Vivo stated the balance of the subject matter (debt) and of the derivative financial instrument (hedge) in separate lines of the sensibility analysis table, in order to inform on the net exposure of the Company and of Vivo, in each of the three mentioned scenarios, as shown below:

Sensibility Analysis – Net Exposure:

Operation	Risk	Probable	Deterioration 25%	Deterioration 50%

Hedge (Asset position)	Derivatives (Risk reduction USD)	733,166	957,632	1,201,978
Debt in USD	Debt (Risk increase USD)	(735,144)	(960,067)	(1,204,872)
	Net expousure	(1,978)	(2,435)	(2,894)

Hedge (Asset position)	Derivatives (Risk reduction JPY)	26,415	33,114	39,854
Debt in JPY	Debt (Risk increase JPY)	(26,415)	(33,114)	(39,854)
	Net expousure	-	-	-

Hedge (Asset position)	Derivatives (Risk reduction IGP-M)	176,016	176,180	176,346
Debt in IGP-M	Debt (Risk increase IGP-M)	(176,016)	(176,180)	(176,346)
	Net expousure	-	-	-

Hedge (Asset position)	Derivatives (Risk reduction IPCA)	74,911	79,989	85,502
Debt in IPCA	Debt (Risk increase IPCA)	(74,911)	(79,989)	(85,502)
	Net expousure	-	-	-

Hedge ( CDI Liability position)	Derivatives (Risk increase CDI)	(989,830)	(1,058,722)	(1,126,593)
	Net expousure	(989,830)	(1,058,722)	(1,126,593)

	Net exposure in each scenario	(991,808)	(1,061,157)	(1,129,487)

	Net effect of change in fair value		(69,349)	(137,679)

Premises for the Sensibility Analysis:

Risk Variable	Scenario I	Scenario II	Scenario III
USD	1.7412	2.1765	2.6118
JPY	0.018809	0.023511	0.028214
IGP-M	-1.72%	-1.29%	-0.64%
IPCA	4.31%	5.39%	8.08%
CDI	8.55%	10.69%	12.83%

The net exposure in CDI shown in the sensibility analysis does not reflect all the exposure of the Company and of Vivo to the local interest rate as mentioned previously, the Company and Vivo have debts indexed to the CDI, which has a natural hedge, and has short term financial investments based on the variation of the CDI (R$1.212.106 at December 31, 2009).

For calculation of the net exposure, all the derivatives were considered at their fair value, as well as the associated debts (hedged elements).

The fair values, shown in the table above, depart from a portfolio position at December 31, 2009, however they do not reflect an estimate of realization due to the market dynamism, constantly monitored by the Company and by Vivo. The use of different premises may significantly affect the estimates.

28. POST-EMPLOYMENT BENEFIT PLANS

The table below describes the plans which the Company and its subsidiaries sponsor with the respective types of benefits.

Plan	Type (1)	Entity	Sponsor
PBS-A	DB	Sistel	Vivo and Telemig, jointly with other telecommunication companies originated from the privatization of the Telebrás.
PAMA	DB	Sistel	Vivo and Telemig, jointly with other telecommunication companies originated from the privatization of the Telebrás.
PBS	DB	VisãoPrev	Vivo, Telemig and Vivo Participações
VIVO PREV	Hybrid	VisãoPrev	Vivo
TCOPREV	Hybrid	VisãoPrev	Vivo
VISÃO	Hybrid	VisãoPrev	Vivo
CELPREV	Hybrid	Sistel	Telemig and Vivo Participações

(1) DB = Defined Benefit Plan;
(1) Hybrid =Benefit plan that provides benefits structured as both defined benefit and defined contribution. Only the assets and liabilities relating to the portions of these defined benefit plans will be presented in the reconciliations in compliance with CVM Resolution No. 371.

Vivo, together with other companies belonging to the former Telebrás System, sponsor private pension plans and medical assistance plans for retired employees under the same conditions as published for the last fiscal year, as follows: i) PBS-A; ii) PAMA; iii) PBS- Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular;  iv) TCP Prev and TCO Prev Plans; v) Visão Celular Benefit Plans - Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The PBS-A and PAMA plans are managed by Fundação SISTEL de Seguridade Social – SISTEL.

Vivo sponsors the Vivo-Prev plan, which is an individual plan of defined contribution, managed by Visão Prev. Vivo’s contributions to this plan are equal to the participants’ contributions, varying from 0% to 8% of the participation wage, as a function of the percentage chosen by the participant.

Vivo, through its actuarial consultants, has prepared studies considering the impact of ordinary action no. 04/081.668-0, brought by ASTEL against Fundação Sistel de Seguridade Social, in which Telefonica and Telesp Celular (a company that was merged into Vivo) are mentioned, in addition to SISTEL, which action is related to the change in the costing system and review of other PAMA benefits. Based on the opinion of its tax consultants, the Management believes that at this time there is no payment risk, and at December 31, 2009 the chance of loss was classified as possible. Therefore, there was no amount accrued in the financial statements relating to this exposure. At December 31, 2009 the amount in question was R$1,517 (R$1,475 at December 31, 2008). At December 31, 2009 the amount in question was R$1,517 (R$1,475 at December 31, 2008).

Telemig individually sponsors a defined retirement benefit plan - Plano PBS Telemig. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and to their dependents, at shared cost.

Telemig also sponsors the CelPrev, a defined contribution plan. Three types of contributions may be made by the participant, namely: (a) basic regular contribution: variable percentage from 0% to 2% of his/her participation wage; (b) additional regular contribution: variable percentage from 0% to 6% of the portion of his/her participation wage that exceeds 10 Standard Reference Units of the Plan; and (c) voluntary contribution: percentage to be freely chosen by the participant and applied to his/her participation wage. Four types of contributions may be made by the sponsor, namely: (a) basic regular contribution: contribution equal to the participant’s basic regular contribution, after deduction of the contribution for defraying the cost of the sickness allowance benefit and the contribution for defraying administrative expenses; (b) additional regular contribution: equal to the participant’s additional regular contribution, deducted by the administrative expense; (c) eventual contribution: voluntary contribution, at such frequency as may be determined by the sponsor; and (d) special contribution: contribution exclusively intended to those sponsor’s employees who are not members of the PBS plan and who were admitted to the plan within 90 days after the effective date of the CelPrev.

Actuarial provisions relating to the plans mentioned above are recorded in "Other liabilities" (Note 18).

Following is a breakdown of the provision for the defined benefit retirement plans and retired employees medical assistance plan at December 31, 2009 and 2008, as well as the other information required in CVM Resolution no. 371 regarding such plans:

Plan	2009	2008
PAMA	15,693	11,853
TCP Prev	-	519
Total	15,693	12,372

a) Reconciliation of Assets and Liabilities

	2009
	Total actuarial liabilities	Fair value of plan assets	Net liabilities (assets)
Vivo Prev (ii)	23,543	(25,508)	(1,965)
PAMA (i)	21,809	(6,116)	15,693
PBS (ii)	106,695	(137,862)	(31,167)
PBS-A (i) and (ii)	21,649	(29,488)	(7,839)
TCP Prev	289	(561)	(272)
TCO Prev (ii)	22,587	(34,428)	(11,841)
Visão (ii)	297	(10,392)	(10,095)
Cel Prev (ii)	1,442	(5,315)	(3,873)
	2008
	Total actuarial liabilities	Fair value of plan assets	Net liabilities (assets)
Vivo Prev (ii)	16,993	(26,747)	(9,754)
PAMA (i)	18,201	(6,348)	11,853
PBS (ii)	98,060	(141,149)	(43,089)
PBS-A (i) and (ii)	31,497	(42,870)	(11,373)
TCP Prev	519	-	519
TCO Prev (ii)	21,905	(29,004)	(7,099)
Visão (ii)	379	(5,774)	(5,395)
Cel Prev (ii)	1,364	(4,081)	(2,717)

i) This refers to the proportional participation of the subsidiaries in the assets and liabilities of the multi-sponsored plan – PAMA and PBS-A;

ii) Although the PBS, PBS-A, TCO Prev, TCP Prev, Visão, Vivo Prev and Cel Prev recorded surplus balances at December 31, 2009, no assets was recognized by the sponsor, due to the absence of perspective for use of such surplus for payment of future contributions.

b) Changes in the net actuarial liabilities (assets)

	Net (asset) liability as of December 31, 2008	Expenses (income) recognized in income in 2009	Sponsor’s contribution	Actuarial (gains) losses	Net (asset) liability as of December 31, 2009
Vivo Prev	(9,754)	1,032	(2,824)	9,581	(1,965)
PAMA	11,853	1,321	(26)	2,545	15,693
PBS	(43,089)	(4,875)	(216)	17,013	(31,167)
PBS-A	(11,373)	(1,893)	-	5,427	(7,839)
TCP Prev	519	89	(71)	(809)	(272)
TCO Prev	(7,099)	(946)	(146)	(3,650)	(11,841)
Visão	(5,395)	(576)	(40)	(4,084)	(10,095)
CEL Prev	(2,717)	(161)	(36)	(959)	(3,873)

c) Changes in the actuarial liabilities

	Actuarial liabilities as of 12.31. 2008	Cost of current service	Interest on actuarial liabilities	Benefits paid	Actuarial (gains) losses	Employees’ contributions	Actuarial liabilities as of 12.31. 2009
Vivo Prev	16,993	2,496	1,611	(207)	2,618	32	23,543
PAMA	18,201	171	1,821	(541)	2,157	-	21,809
PBS	98,060	1,024	9,735	(4,666)	2,030	512	106,695
PBS-A	31,497	-	3,084	(1,595)	(11,337)	-	21,649
TCP Prev	519	40	49	-	(361)	42	289
TCO Prev	21,905	67	2,170	(310)	(1,260)	15	22,587
Visão	379	34	34	(10)	(142)	2	297
CEL Prev	1,364	170	134	(38)	(224)	36	1,442

d) Changes in the fair assets of the plans

	Fair value of plan assets as of 12.31.2008	Benefits paid	Sponsor’s and employees’ contributions	Return on plan assets	Gains (losses) on assets	Liabilities (assets) net 31.12.2009
Vivo Prev	(26,747)	207	(2,856)	(3,075)	6,963	(25,508)
PAMA	(6,348)	541	(26)	(671)	388	(6,116)
PBS	(141,149)	4,666	(728)	(15,634)	14,983	(137,862)
PBS-A	(42,870)	1,595	-	(4,977)	16,764	(29,488)
TCP Prev	-	-	(113)	-	(448)	(561)
TCO Prev	(29,004)	310	(161)	(3,183)	(2,390)	(34,428)
Visão	(5,774)	10	(42)	(644)	(3,942)	(10,392)
CEL Prev	(4,081)	38	(72)	(465)	(735)	(5,315)

e) Expenses (revenue) in 2009

	Cost of service	Cost of interest on actuarial obligations	Expected return on assets	Employees’ contributions	Total
Vivo Prev	2,554	1,611	(3,075)	(58)	1,032
PAMA	171	1,821	(671)	-	1,321
PBS	2,020	9,735	(15,634)	(996)	(4,875)
PBS-A	3,001	83	(4,977)	-	(1,893)
TCP Prev	66	49	-	(26)	89
TCO Prev	74	2,170	(3,183)	(7)	(946)
Visão	46	36	(644)	(14)	(576)
CEL Prev	182	134	(465)	(12)	(161)

f) Estimated expenses (revenue) for 2010

	Cost of service	Cost of interest on actuarial obligations	Expected return on assets	Employees’ contributions	Total
Vivo Prev	3,454	2,156	(2,761)	(35)	2,814
PAMA	178	2,120	(582)	-	1,716
PBS	1,512	10,225	(14,356)	(366)	(2,985)
PBS-A	-	2,051	(2,830)	-	(779)
TCP Prev	35	26	(60)	(12)	(11)
TCO Prev	149	2,156	(3,669)	(16)	(1,380)
Visão	32	27	(1,126)	(6)	(1,073)
CEL Prev	169	136	(575)	(27)	(297)

g) Sponsor contributions expected for 2010

Plans	Amount
Vivo Prev	3,109
PAMA	75
PBS	238
TCP Prev	20
TCO Prev	123
Visão	28
Cel Prev	33
Total	3,626

h) Actuarial premises

	Estimate return rate on plan assets	Rate of future salary growth	Medical costs growth rate	Benefits growth rate	Increase in use of medical services, according to age
Vivo Prev	10.84%	6.79%	N/A	4.60%	N/A
PAMA	9.84%	N/A	7.74%	N/A	4.00%
PBS	10.51% to 10.84%	6.14%	N/A	4.60%	N/A
PBS-A	9.86%	N/A	N/A	4.60%	N/A
TCP Prev	10.84%	6.79%	N/A	4.60%	N/A
TCO Prev	10.84%	6.79%	N/A	4.60%	N/A
Visão	10.84%	6.79%	N/A	4.60%	N/A
Cel Prev	10.88%	6.79%	N/A	4.60%	N/A

In addition to the foregoing premises, other premises that are common to all the plans were adopted, as follows:

  Rate for discount to present value of the actuarial liabilities: 9.83%;
  Inflation rate: 4.60%;
  Turnover Rate: 0.15/years of services + 1, null after 50 years;
  Disability Effectiveness Table: Mercer Disability;
  Mortality Table: AT83, segregated by sex, and
  Disabled Mortality Table: IAPB-57.

i) Expected Long-Term Investments Yield

The expected investment yield rates were determined from the expected long-term profitability and weighted for each category of assets in the benefit plans. The breakdown of the assets of the plans is completed at September 30, 2009. The allocation goal takes into consideration the expected long-term breakdown of the assets in each of the investment categories, in accordance with the investment policy applicable to each plan.

Expected yield rates were suggested for each investment category, based on the long-term projections supplied by thridr party (Independent consult firm - Tendências Consultoria)  and Brazilian Financial and Capital Markets Association - ANDIMA data, among others, as described below:

  Pre-fixed bonds: average rate, weighted by the portfolio value of the LTNs and NTN-Fs available on the market (source: ANDIMA);
  Exchange securities: SELIC rate, weighted by the exchange variation projected for the next 10 years (source: Tendências);
  Fixed income assets: variation of the average nominal internal interest rate, projected for the next 10 years (source: Tendências);
  Assets referenced to inflation: average rate, weighted by the portfolio of the NTN-Bs and NTN-Cs available on the market (source: ANDIMA);
  Variable income assets: the historic risk premium was adopted, as calculated by the consulting actuarial agent;
  Loans to participants: CDI or the plan’s actuarial goal, whichever is higher.
VIVO PREV	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	82.59%	82.59%	10.04%
Prefixed securities (eg LTN)	23.64%	23.64%	10.76%
Securities exchange (eg NTN-D)	0.00%	0.00%	N/A
Fixed income-CDI (eg CDI)	23.40%	23.40%	9.71%
Fixed income-SELIC (eg: LFT)	33.29%	33.29%	9.71%
Linked to inflation (eg NTN-B, NTN-C)	2.26%	2.26%	10.92%
Equity securities	16.18%	16.18%	14.94%
Loans to participants	1.24%	1.24%	9.83%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.83%

PAMA	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	100.00%	100.00%	9.84%
Equity securities	0.00%	0.00%	N/A
Loans to participants	0.00%	0.00%	N/A
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	9.84%

PBS	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	83.25 to 86.00%	83.25 to 86.00%	10.04%
Prefixed securities (eg LTN)	13.00% to 23.93%	13.00% to 23.93%	10.76% to 14.94%
Securities exchange (eg NTN-D)	0.00%	0.00%	N/A
Fixed income-CDI (eg CDI)	23.58% to 23.69%	23.58 to 23.69%	9.71%
Fixed income-SELIC (eg: LFT)	33.55% to 33.71%	33.55% to 33.71%	9.71%
Linked to inflation (eg NTN-B, NTN-C)	2.28% to 2.29%	2.28% to 2.29%	10.92%
Equity securities	16.30% to 16.38%	16.30% to 16.38%	14.94%
Loans to participants	0.00% to 1.00%	0.00% to 1.00%	0.00% to 10.88%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.68%

PBS-A	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	75.00%	75.00%	9.84%
Equity securities	9.00%	9.00%	14.94%
Loans to participants	1.00%	1.00%	10.88%
Real estate	4.00%	4.00%	11.69%
Structured investments	11.00%	11.00%	5.09%
Total	100.00%	100.00%	9.86%

TCPPREV	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	83.42%	83.42%	10.04%
Prefixed securities (eg LTN)	23.87%	23.87%	10.76%
Securities exchange (eg NTN-D)	0.00%	0.00%	N/A
Fixed income-CDI (eg CDI)	23.63%	23.63%	9.71%
Fixed income-SELIC (eg: LFT)	33.62%	33.62%	9.71%
Linked to inflation (eg NTN-B, NTN-C)	2.29%	2.29%	10.92%
Equity securities	16.34%	16.34%	14.94%
Loans to participants	0.24%	0.24%	9.83%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.84%

TCOPREV	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	83.23%	83.23%	10.04%
Prefixed securities (eg LTN)	23.82%	23.82%	10.76%
Securities exchange (eg NTN-D)	0.00%	0.00%	N/A
Fixed income-CDI (eg CDI)	23.58%	23.58%	9.71%
Fixed income-SELIC (eg: LFT)	33.55%	33.55%	9.71%
Linked to inflation (eg NTN-B, NTN-C)	2.28%	2.28%	10.92%
Equity securities	16.30%	16.30%	14.94%
Loans to participants	0.46%	0.46%	9.83%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.84%

VISÃO	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	83.19% to 83.51%	83.19% to 83.51%	10.04%
Prefixed securities (eg LTN)	23.81% to 23.90%	23.81% to 23.90%	10.76%
Securities exchange (eg NTN-D)	0.00%	0.00%	N/A
Fixed income-CDI (eg CDI)	23.57% to 23.66%	23.57% to 23.66%	9.71%
Fixed income-SELIC (eg: LFT)	33.53% to 33.66%	33.53% to 33.66%	9.71%
Linked to inflation (eg NTN-B, NTN-C)	2.28% to 2.29%	2.28% to 2.29%	10.92%
Equity securities	16.29% to 16.36%	16.29% to 16.36%	14.94%
Loans to participants	0.14% to 0.51%	0.14% to 0.51%	9.83%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.84%

CELPREV TELEMIG CELULAR	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	78.00%	78.00%	9.84%
Equity securities	20.00%	20.00%	14.94%
Loans to participants	2.00%	2.00%	10.88%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.88%

j) Effect of an increase of one percentage point and effect of a decrease of one percentage point in the trend rates of the medical costs undertaken for PAMA.

Sensitivity to the variation of medical assumptions:

i. Variation + 1%
Effect on current service cost and interest cost	426
Effect on defined benefit obligation	4,530
ii. Variation - 1%
Effect on current service cost and interest cost	(334)
Effect on defined benefit obligation	(3,536)

29. TRANSACTIONS WITH RELATED PARTIES

29.a) Subsidiaries

The financial statements include information related to the subsidiaries (note 10), as follows:

Company	Interest
	2009	2008
Vivo S.A.	100.00%	100.00%
Telemig Celular S.A.	100.00%	7.39%
Telemig Celular Participações S.A.	-	58.90%

The transactions between the controlling company and the its subsidiaries refer, basically, to payments of dividends and interest on shareholders’ equity.

29.b) Terms and conditions of transactions with related parties:

a) Communication via local cellular phone and via long distance and use of network: these transactions are carried out with companies of the same controlling group: Telecomunicações de São Paulo S.A. - TELESP and subsidiaries. Some of these transactions were carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL. They include roaming services to customers of Telecomunicações Móveis Nacionais – TMN and several companies related to the Telefónica Group in the subsidiaries’ network.

b) Technical Assistance: this refers to corporate management consulting services provided by PT SGPS and technical assistance services provided by Telefónica S.A., Telefónica International S.A., calculated on the basis of a formula provided for in the contracts that includes the variation in the LAIR (Profit Before Income Tax) and the variation in PN and ON shares, which determine a rate that is applied to the service revenues. In the case of the operation of the branch office in Rio Grande do Sul, its contract provides for a fixed percentage on the service revenue. The above referred contracts were terminated on August 04, 2008.

c) Rendering of corporate services: these were transferred to the subsidiaries at the cost actually incurred in these services.

d) Telephone assistance and sales promotion services: services provided to users of telecommunication services by Atento Brasil S.A. and Mobitel S.A. – Dedic. The service was contracted for 12 months, renewable for an equal period.

e) System development and maintenance services: rendered by Portugal Telecom Inovação Brasil S.A. and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda.

f) Logistics operator, messageand financial-accounting consultancy services: rendered by Telefonica Serviços Empresariais do Brasil Ltda.

g) Voice portal content provider services: rendered by Terra Networks Brasil S.A.

h) International roaming services: provided by companies belonging to the Telefónica Group and  Telecomunicações Móveis Nacionais – TMN.

i)  Collection services: rendered by Cobros Gestão de Serviços.

j) Leased circuits and data services for internet access: provided by Telefonica Empresas do Brasil Ltda.  and Telefonica International Wholesale Brasil and ATelecom.

k) Property lease and sales of call center assets: lease of the owned buildings where the call center infrastructure is installed and sales of property, plant and equipment used in the operation of the call center.

l)   Mobile telephone services: mobile communication services rendered to companies of the Telefónica Group and Portugal Telecom, pursuant to agreements executed between the parties.

m) Expatriates: reimbursement of expenses with expatriated employees in activities for the companies Portugal Telecom SGPA and Telefónica S.A.

n)  Purchase of property, plant and equipment: supplied by Telefonica Empresas do Brasil S.A. and Telefonica Engenharia e Segurança do Brasil S.A.

o)  Expenses with Vivo brand: amounts due to Vivo Brasil Comunicações Ltda. for maintaining Vivo brand. On November 16, 2009, Vivo Brasil Comunicações Ltda. was merged into Portelcom Participações S.A.

For the transactions above, the prices charged and other commercial conditions are agreed to in contracts between the parties.

We summarize below balances and transactions with related parties:

		Company- 2009
	Nature of	Assets		Liabilities
Company	Transation	Current	Noncurrent	Current	Expenses
Telecomunicações de São Paulo - Telesp	c)	-	-	63	(592)
Vivo S.A.	c)	-	-	93	-
Telefonica Serviços Empresariais do Brasil Ltda	c)	-	-	-	(1,173)
Total		-	-	156	(1,765)

		Company - 2008
	Nature of	Assets		Liabilities
Company	Transation	Current	Noncurrent	Current	Expenses
Telecomunicações de São Paulo - Telesp	c)	-	-	250	-
Vivo S.A.	c)	-	-	122	-
Vivo Brasil Comunicações Ltda	o)	-	1,863	-	-
Telefonica Serviços Empresariais do Brasil Ltda	c)	-	-	-	(322)
Total		-	1,863	372	(322)

		Consolidated - 2009
	Nature of	Assets		Liabilities	Result
Company	Transation	Current	Noncurrent	Current	Income	Costs and Expenses
Telecomunicações de São Paulo - Telesp	a) / c) / j) / l)	340,215	-	299,512	2,055,019	(294,255)
Telefonica Empresas do Brasl S.A.	a) / j)	3,475	-	11,825	5,407	(14,193)
Telefonica Móviles Espana S.A.	h)	2,608	-	2,071	3,336	(411)
Portugal Telecom Inovação do Brasil Ltda	l) / e)	8	-	44,002	27	(15,461)
Telecomuncações Móveis Nacionais - TMN	h)	979	-	575	1,069	(75)
Telefonica Serviços Empresariais do Brasil Ltda	f)	1,451	-	17,149	961	(60,706)
Telefonica International Wholesale	j)	-	-	24	-	(137)
Telefonica International Wholesale Brasil	l) / j)	9	-	2,095	31	(5,363)
Portugual Telecom, SGPS, S.A.	m) / b)	2,622	-	33,771	13,826	(1,589)
Telefonica Internacional S.A.	b)	-	-	13,470	4,609	-
Telefonica S.A.	m) / b)	2,148	-	45,113	15,426	(388)
Cobros Gestão de Serviços	i)	1	-	561	-	(1,921)
Atento Brasil S.A.	k) / d)	6,922	-	43,420	13,465	(294,227)
Mobitel S.A. - Dedic	k) / d)	1,699	-	34,811	3,237	(300,779)
Terra Networks S.A.	l) / g)	724	-	592	490	(1,408)
Atelecom S/A	l) / j)	338	-	2,829	4,228	(12,288)
Telefonica Sistemas do Brasil Ltda	l)	6	-	1	87	(1)
Telefonica Engenharia e Segurança	l)	5	-	52	57	-
Telefonica Pesquisa e Desenvolvimento do Brasil Ltda	e) / j)	-	-	1,143	1	(1,296)
TBS Celular Participações Ltda	b)	-	-	13,152	-	-
Operadoras Grupo Telefonica (Roaming internacional)	h)	4,606	-	2,734	7,184	(15)
T. Personales Unifon	m)	-	-	168	-	-
Total		367,816	-	569,070	2,128,460	(1,004,513)

		Consolidated - 2008
	Nature of	Assets		Liabilities	Result
Company	Transation	Current	Noncurrent	Current	Income	Costs and Expenses
Telecomunicações de São Paulo - Telesp	a) / c) / j) / l)	236,750	-	258,549	1,888,625	(208,588)
Telefonica Empresas do Brasl S.A.	a) / j) / l)	1,944	-	12,659	1,190	(4,691)
Telefonica Móviles Espana S.A.	h)	464	-	286	-	(406)
Portugal Telecom Inovação do Brasil Ltda	l) / e)	1	-	30,624	-	(11,295)
Primesys Soluções Empresariais S.A.	h)	3	-	17	184	-
Telecomuncações Móveis Nacionais - TMN	h)	460	-	152	610	(69)
Telefonica Serviços Empresariais do Brasil Ltda	f)	397	-	16,956	244	(60,301)
Telefonica International Wholesale	j)	-	-	-	-	(69)
Telefonica International Wholesale Brasil	j) / l)	-	-	3,075	-	(4,254)
Portugual Telecom, SGPS, S.A.	m) / b)	1,440	-	65,945	-	(60,671)
Telefonica Internacional S.A.	b)	-	-	18,078	-	(4,376)
Telefonica S.A.	m) / b)	1,830	-	60,208	40,708	(22,357)
Cobros Gestão de Serviços	i)	1	-	550	-	(1,380)
Atento Brasil S.A.	k) / d)	5,377	-	30,926	1,495	(314,501)
Mobitel S.A. - Dedic	k) / d)	2,809	-	32,110	-	(243,388)
Terra Networks S.A.	g) / l)	(19)	-	27	-	(2,060)
A Telecom	j) / l)	795	-	3,566	8,313	-
Telefonica Sistemas do Brasil Ltda	l)	-	-	273	-	-
Telefonica Engenharia e Segurança	l)	-	-	134	-	-
Telefonica Pesquisa e Desenvolvimento do Brasil Ltda	j) / l)	-	-	1,638	-	(889)
TBS Celular Participações Ltda	b)	-	-	27,622	-	(7,865)
Operadoras Grupo Telefonica (Roaming internacional)	h)	1,328	-	610	3,061	(126)
T. Personales Unifon	m)	-	-	168	-	-
Vivo Brasil Comunicações Ltda	o)	-	3,690	-	-	-
Total		253,580	3,690	564,173	1,944,430	(947,286)

29.c) Compensation of key Management officers

The compensation, payroll charges and benefits related to key Management officers are presented below.

	Company		Consolidated
Description	2009	2008	2009	2008

Fees and benefits of short-term	1,702	2,111	9,785	10,107
Social security costs	386	476	3,488	2,783
Bonus (including charges)	429	246	7,506	10,716
Other benefits	19	89	999	442
Total	2,536	2,922	21,778	24,048

30. INSURANCE (CONSOLIDATED)

The Company and its subsidiaries adopted a policy of monitoring risks inherent to their transactions. For this reason, at December 31, 2009, the Company and its subsidiaries had insurance contracts in place for coverage of operating risks, civil liability, health risks, etc. The Management of the Company and of its subsidiaries considers that the amounts of such contracts are sufficient to cover potential losses. The main assets, liabilities or interests covered by insurance and their respective amounts are shown below:

Type of Insurance	Insured amounts
Operating risks	R$15,870,726
General Civil Liability– RCG	R$6,110

 31. AMERICAN DEPOSITARY RECEIPTS (“ADRs”) PROGRAM

On November 16, 1998, the Company started trading ADRs on the New York Stock Exchange (NYSE) under ticker symbol "TCP" and since March 31, 2006 under ticker symbol "VIV" (in accordance with the decision by the Special Shareholders’ Meeting of February 22, 2006), with the following main characteristics:

  Type of share: preferred
  Each ADR represents 1 (one) preferred share
  The shares are traded in the form of ADRs on the New York Stock Exchange under ticker symbol "VIV"
  Foreign depositary bank: The Bank of New York
  Custodian bank in Brazil: Banco Itaú S.A..

32. LIENS, EVENTUAL LIABILITIES AND COMMITMENTS

The subsidiaries have undertaken commitments with lessees of several stores and sites where the radio-base stations (ERB‘s are located), already contracted at December 31, 2009, in the amount of R$3,577,898, as shown below:

Year	Amount
Up to one year	639,220
More than one year to five years	2,461,515
More than five years	477,163
Total	3,577,898

33. SUBSEQUENT EVENTS

a) Payment of Debentures

The 3rd public issue of the Company’s simple debentures, non-convertible into stock, in the total amount of R$213 million, at the interest rate of 113.55% of the Interfinancial Deposit (DI) was settled on January 11, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.